Exhibit 2.1

Execution Version

EQUITY AND ASSET PURCHASE AGREEMENT

by and between

HUNTSMAN INTERNATIONAL LLC,

ARCHROMA OPERATIONS S.À R.L.

ARCHROMA GERMANY GMBH

and

SOLELY FOR PURPOSES OF SECTION 6.8, SECTION 6.10 AND SECTION 7.11,

SKES INVESTMENT 2 S.À R.L.

August 9, 2022

i

Exhibits

Exhibit A - Reorganization Plan

Exhibit B - Form of Assignment and Assumption Agreement

Exhibit C - Form of Transition Services Agreement

Exhibit D - Form of Local Offer Letter

Exhibit E - Form of Local Stock Purchase Agreement

Exhibit F - Form of Local Asset Purchase Agreement

Exhibit G - Allocation Principles

Exhibit H - German PLTA Matters

Exhibit I - Shared Site Agreement Term Sheet

Exhibit J - Tolling Manufacturing Term Sheet

Exhibit K - Pre-GST Receivables

Exhibit L - Certain Employee Matters

Exhibit M - Certain Environmental Matters

Annexes

Annex A-1 - Transferred Assets

Annex A-2 - Excluded Assets

Annex B-1 - Assumed Liabilities

Annex B-2 - Excluded Liabilities

Annex C - Asset Selling Companies

Annex D - Entity Selling Companies and Transferred Companies

Annex E - Transferred Companies and Transferred Company Subsidiaries

Annex F - Jurisdictions for Business Transfer Documents

Annex G - Closing Account Principles

Annex H - Excepted Jurisdictions and Excepted Selling Companies

Annex I - Example Net Working Capital Calculation

Annex J - IT Set-Up Plan

EQUITY AND ASSET PURCHASE AGREEMENT

This Equity and Asset Purchase Agreement is made and entered into as of the 9th day of August, 2022, by and between Huntsman International LLC, a limited liability company organized under the laws of Delaware (“Seller”), Archroma Operations S.à r.l., a Luxembourg société à responsabilité limitée (“Buyer” and, together with Seller, the “Parties” and, each, a “Party”), Archroma Germany GmbH, a German company with limited liability (“German Buyer”) and, solely for purposes of Section 6.8, Section 6.10 and Section 7.11, SKES Investment 2 S.à r.l., a Luxembourg société à responsabilité limitée (the “Archroma Financing Party”). Certain terms used in this Agreement are defined in Section 1.1.

W I T N E S S E T H:

WHEREAS, Seller, acting through itself and its direct and indirect Subsidiaries, currently conducts the Business;

WHEREAS, Seller owns, or as of the Closing will own, assets to conduct the Business directly or indirectly, through the Asset Selling Companies and the Entity Selling Companies;

WHEREAS, Seller desires to sell, and Buyer desires to acquire, whether directly or indirectly through its Buyer Companies, the Business;

WHEREAS, in order to effect the foregoing, the Parties desire that (a) Seller and the Asset Selling Companies sell and transfer (and Seller cause any other Affiliates to sell and transfer) the Transferred Assets to Buyer and the applicable Buyer Companies, (b) Buyer or the applicable Buyer Companies assume the Assumed Liabilities, (c) the Entity Selling Companies sell and transfer (and Seller cause any other Affiliates to sell and transfer) the Transferred Company Equity Interests (other than Huntsman Germany (defined below)) to Buyer or the applicable Buyer Companies and (d) the Entity Selling Companies sell and transfer (and Seller cause any other Affiliates to sell and transfer) the Transferred Company Equity Interests with respect to Huntsman Germany to German Buyer, in each case upon the terms and conditions set forth herein; and

NOW, THEREFORE, in consideration of the promises and the mutual covenants and undertakings contained herein, subject to and on the terms and conditions herein set forth, and intending to be bound hereby, the Parties agree as follows.

Article 1
DEFINITIONS AND TERMS

Section 1.1              Definitions.

As used in this Agreement, the following terms shall have the meanings set forth or as referenced below:

“Accounts Payable” shall mean (i) all trade accounts payable and other payment obligations to suppliers of the Business, including all trade accounts payable representing amounts payable in respect of goods shipped or products sold or services rendered; (ii) all other accounts and notes payable of the Business; and (iii) any Liabilities related to any of the foregoing, in each case of the foregoing clauses (i)-(iii), excluding any of the foregoing to the extent included in the Intercompany Payable Amount.

“Accounts Receivable” shall mean (i) all trade accounts receivable and other rights to payment from customers of the Business, including all trade accounts receivable representing amounts receivable in respect of goods shipped, or products sold or services rendered to customers of the Business; (ii) all other accounts and notes receivable of the Business; and (iii) any claims, remedies and other rights related to any of the foregoing, in each case of the foregoing clauses (i)-(iii), excluding any of the foregoing to the extent included in the Intercompany Receivable Amount; provided that Accounts Receivable shall be net of all reserves and allowances.

“Acquisition” shall mean the purchase and sale of the Transferred Assets and the Transferred Company Equity Interests and the assumption of the Assumed Liabilities, in each case, as contemplated by, and pursuant to the terms and subject to the conditions of, this Agreement.

“Affiliate” shall mean, with respect to any specified Person, any other Person directly or indirectly controlling, controlled by or under common control with such specified Person at any time during the period for which the determination of affiliation is being made. The term “control” (including, with correlative meaning, the terms “controlling,” “controlled by,” and “under common control with”), as used with respect to any specified Person, means the possession, directly or indirectly, of the power to elect a majority of the board of directors (or other governing body) or to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; provided that, for purposes of this Agreement (other than this proviso and in connection with the Equity Commitment Letter), the term “Affiliate” when used with respect to Buyer shall not include SK Capital Partners, LP, any investment funds advised or managed by SK Capital Partners, LP or its Affiliates or any portfolio company advised or managed by any of the foregoing (in each case, other than Buyer and its Subsidiaries).

“Agreement” shall mean this Equity and Asset Purchase Agreement between the Parties, as the same may be amended or supplemented from time to time in accordance with the terms hereof.

“Ancillary Agreements” shall mean the Business Transfer Documents, the Assignment and Assumption Agreement, the Transition Services Agreement, the Shared Site Agreements, the Toll Manufacturing Agreement, the Commitment Letters, and all other agreements, documents, certificates and instruments executed and delivered in connection with this Agreement or the transactions contemplated by this Agreement.

“Anti-Corruption Laws” shall mean all U.S. and non-U.S. Laws relating to the prevention of corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977, as amended.

“Asset Selling Companies” shall mean those entities listed on Annex C (which annex may be updated or modified from time to time by Seller in accordance with Section 2.1(e)).

“Business” shall mean the textile effects business conducted by Seller and its Affiliates (known as the “Textile Effects” segment in Huntsman Corporation’s Annual Report filed on Form 10-K for the fiscal year ended December 31, 2021). For the avoidance of doubt, the “Business” shall not include (x) the segments of Seller, Seller’s Affiliates, the Asset Selling Companies and the Transferred Entities, which as of the date hereof are known as “Polyurethanes,” “Performance Products,” and “Advanced Materials” and (y) the development, design, manufacture, sale and/or provision of the products and services associated with the segments in the foregoing clause (x).

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banks in New York, New York, U.S.A., are authorized or obligated by Law or executive order to close; provided, that any reference to “Business Day” in Article 10 shall refer to any day other than a Saturday, a Sunday or a day on which banks in the local applicable jurisdiction are authorized or obligated by Law or executive order to close.

“Buyer Companies” shall mean those Affiliates of Buyer that are purchasing all or part of the Transferred Assets or all or part of the Transferred Company Equity Interests, or assuming all or part of the Assumed Liabilities, and to which the rights of Buyer to purchase all or part of the Transferred Assets or all or part of the Transferred Company Equity Interests or assume all or part of the Assumed Liabilities hereunder and under the applicable Business Transfer Documents are assigned in accordance with Section 13.3.

“Buyer Straddle Period” shall mean a Straddle Period to the extent that the number of days of such Straddle Period that precede and include the Closing Date is less than the number of days of such Straddle Period that occur after the Closing Date.¶

“Buyer Material Adverse Effect” shall mean any effect, change, event, circumstance, development, condition, occurrence or state of facts that, individually or in the aggregate, (i) prevents or materially impedes or delays the consummation of the Acquisition or (ii) has a material adverse effect on the ability of Buyer to perform its obligations under this Agreement and the Ancillary Agreements.

“CapEx 2022 Excess Spent Amount” shall mean the amount of the CapEx 2022 Spent Amount in excess of $19,000,000 (if any).

“CapEx 2022 Period” shall mean (i) if the Closing occurs in 2022, the period beginning on January 1, 2022 and ending at the Measurement Time and (ii) if the Closing occurs in 2023, the calendar year 2022.

“CapEx Period” shall mean each of (i) the CapEx 2022 Period and (ii) if the Closing occurs in 2023, the period beginning on January 1, 2023 and ending at the Measurement Time (the “Capex 2023 Period”),

“CapEx Period Amount” shall mean, solely if in respect of an applicable CapEx Period, the CapEx Spent Amount is less than the CapEx Pro Rata Annum Amount, the amount equal to the CapEx Pro Rata Annum Amount minus the CapEx Spent Amount; provided, the CapEx Period Amount for the CapEx 2023 Period will be reduced by the CapEx 2022 Excess Spent Amount, if any.

“CapEx Pro Rata Annum Amount” shall mean, (i) in respect of the Capex 2022 Period, the product of (a) $17,100,000 the (“CapEx 2022 Target Amount”) multiplied by (b) a fraction, the numerator of which is the number of full months that have elapsed in the CapEx 2022 Period and the denominator of which is twelve (12) and (ii) in respect of the Capex 2023 Period, the product of (a) $22,500,000 (the “CapEx 2023 Target Amount”) multiplied by (b) a fraction, the numerator of which is the number of full months that have elapsed in the CapEx 2023 Period and the denominator of which is twelve (12).

“CapEx Spent Amount” shall mean the aggregate capital expenditures made by Sellers and its Affiliates in respect of the Business during each of (i) the CapEx 2022 Period (the “CapEx 2022 Spent Amount”) and (ii) the CapEx 2023 Period (the “CapEx 2023 Spent Amount”).  For purposes of this Agreement, a capital expenditure will be deemed to have been “made” to the extent of any cash paid therefor prior to the Closing Date.

“CapEx Underfunding Amount” shall mean, the sum of the CapEx Period Amount for each of the CapEx 2022 Period and the CapEx 2023 Period. For the avoidance of doubt, the CapEx Underfunding Amount may not be a negative number.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and any administrative or other guidance published with respect thereto by any Governmental Authority intended to address the consequences of COVID-19.

“Cash Equivalents” means, as of any determination time, with respect to the Transferred Companies, the aggregate amount of the Transferred Companies’ cash and cash equivalents (including marketable securities, cash-in-transit, checks and bank deposits and cash deposits from customers to the extent such amounts are also included in Other Current Liabilities) as of such time, in each case, calculated and determined in accordance with GAAP. For the avoidance of doubt, Cash Equivalents, which may be a negative number, shall (i) include (A) any checks, drafts, wires and credit transactions deposited or made for the accounts of any Transferred Companies but not yet reflected as available in the accounts of such Transferred Companies or (B) any bankers acceptance drafts with original maturities of three (3) months or less owned and recorded by the Transferred Companies at the Closing other than any Tier 3 Short Term BAD (“Short Term BADs”) and (ii) be reduced by (I) any outstanding checks, drafts, wires or debit transactions written or made against the accounts of any Transferred Company and (II) Restricted Cash.

“Closing” shall mean the closing of the Acquisition.

“Closing Account Principles” means those rules and principles set forth on Annex G.

“Closing Ancillary Agreements” means, collectively, the certificate delivered pursuant to Section 4.2(c), the Assignment and Assumption Agreement and the Business Transfer Documents.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Competition Laws” shall mean Laws that are designed or intended to prohibit, restrict or regulate actions, including transactions, acquisitions and mergers, having the purpose or effect of creating or strengthening a dominant position, monopolization, lessening of competition or restraint of trade.

“Confidentiality Agreement” shall mean the Confidentiality Agreement by and among Seller, SK Spice Holdings, LP (an Affiliate of Buyer) and SK Spice S.a.r.l. (an Affiliate of Buyer), dated February 4, 2021.

“Consent” shall mean any consent, approval or authorization of, notice to, permit from, or designation, registration, declaration or filing with, any Person.

“Consideration” shall mean the combined amount of the Purchase Price (as it may be adjusted pursuant to Section 2.2, Section 2.3, Section 3.1(b), Section 10.5, Section 11.2, and Section 11.3 and the Assumed Liabilities.

“Contract” shall mean any written agreement, contract, lease, sublease, license, sublicense, deed of trust, note, mortgage, indenture or other commitment, undertaking, obligation, arrangement, instrument or other legally binding understanding to which or by which the party or parties thereto are subject or bound.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, variants or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any action or inaction by Seller and/or any of its Affiliates reasonably necessary in response to COVID-19 to ensure their compliance with any quarantine, “shelter in place,” “stay at home,” social distancing, workforce reduction, shutdown, closure, sequester, safety or similar Law, directive, guideline or recommendation (or changes thereto) promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization or trade organization, including the CARES Act and the Families First Act.

“Data Protection Legislation” means each applicable Law, and any official guidance issued by any Governmental Authority, relating to the privacy, security, or processing of Personal Data in any relevant jurisdiction, including Laws pertaining to the processing of credentials, data breach notification Laws, consumer protection Laws, Laws concerning requirements for website and mobile application privacy policies and practices, data security Laws, and Laws concerning email, text message, or telephone communications, including without limitation: the General Data Protection Regulation 2016/679, the Privacy and Electronic Communications Directive 2002/58/EC and the EECC Directive 2018/1972 (including any implementing legislation in any member state of the European Union or United Kingdom including the Federal Data Protection Act (Bundesdatenschutzgesetz) and the Telecommunications-Telemedia-Data Protection-Act (Telekommuniaktions-Telemedien-Datenschutzgesetz)), the UK General Data Protection Regulation (as defined by the UK Data Protection Act 2018 as amended by the Data Protection, Privacy and Electronic Communications (Amendments, etc.) (EU Exit Regulations 2019)), the Federal Trade Commission Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, and all other similar international, federal, state, provincial, and local Laws.

“Data Subjects” has the meaning set out in the Data Protection Legislation.

“Effective Time” shall mean, with respect to each jurisdiction in which any Transferred Assets or Transferred Company Equity Interests are transferred to, or any Assumed Liabilities are assumed by, Buyer or the applicable Buyer Company (i) other than Germany, 12:01 a.m. local time in such jurisdiction on the Closing Date and (ii) Germany, 24:00 hours local time in such jurisdiction on the Closing Date.

“Employee” shall mean each individual listed on Schedule 9.1, in each case, including any such individual who is an Inactive Employee (which Schedule 9.1 shall be updated periodically or as reasonably requested by Buyer prior to the Closing Date to reflect, with respect to the Business, any additional Employee, new hire, transfer, retirement, resignation, dismissal and other employment termination which may have occurred at any time on or prior to the Closing Date in accordance with the terms of this Agreement).

“Employee Benefit Plan” shall mean any (i) Employee Pension Benefit Plan; (ii) Employee Welfare Benefit Plan; or (iii) any plan, program, agreement, policy or arrangement providing pension, retirement, deferred compensation, superannuation, profit sharing, thirteenth month, severance, separation, gratuity, termination indemnity, long-service, jubilee, employment, consulting, independent contractor, commission, retention, change in control, redundancy pay, bonus, incentive compensation, stock option, stock purchase, restricted stock, stock appreciation rights, restricted stock unit, phantom stock or other stock-based incentive, savings, health, welfare, disability, life insurance, vacation pay or other paid time off, holiday pay, fringe or other compensation or benefits.

“Employee Pension Benefit Plan” shall have the meaning set forth in Section 3(2) of ERISA, whether or not subject to ERISA.

“Employee Welfare Benefit Plan” shall have the meaning set forth in Section 3(1) of ERISA, whether or not subject to ERISA.

“Encumbrance” shall mean all mortgages, liens, charges, pledges, security interests, easements, rights-of-way, title defects, leases, covenants, conditions, restrictions, purchase options, rights of first refusal and other similar encumbrances of any nature. For the avoidance of doubt, the term “Encumbrance” shall not be deemed to include any non-exclusive license of IP Rights granted in the ordinary course of business.

“Entity Selling Companies” shall mean the entities set forth on Annex D under the caption “Entity Selling Company” (which annex may be updated or modified from time to time by Seller in accordance with Section 2.1(e)).

“Environment” shall mean the natural environment, including surface water (including water within drains or sewers), groundwater, land surface, subsurface strata, onshore and offshore (including bay) sediment, air (including indoor air and ambient air), and all forms of earth material (including soil, sand and clay).

“Environmental Law” shall mean any and all Laws or Orders relating to pollution or protection of human health or safety (as it relates to exposure to Hazardous Materials), the Environment or natural resources, including Laws relating to the exposure to, or Release, threatened Release or the presence of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, transport or handling of Hazardous Materials and all Laws with regard to recordkeeping, notification, disclosure, reporting, permitting, registration, license and approval requirements respecting Hazardous Materials, including REACH and TSCA.

“Environmental Liability” shall mean any Liability arising under any Environmental Law relating to, arising under or resulting from any actual or alleged (i) noncompliance with any Environmental Law or Governmental Authorization issued thereunder or (ii) Release, threatened Release, or the presence of any Hazardous Material.

“Environmental Notice” shall mean any written complaint, citation, notice, demand or claim regarding any actual or alleged noncompliance with any Environmental Law or Environmental Permit, or any Environmental Liability with respect to any actual or alleged Release of any Hazardous Material.

“Environmental Permit” shall mean any Governmental Authorization or any other permit, license, registration, approval or other authorization required under any applicable Environmental Law or required by any Governmental Authority pursuant to Environmental Laws.

“Equity Interests” means any and all shares, interests, participations, other equity interests of any kind or other equivalents (however designated) of capital stock of a corporation and any and all ownership or equity interests of any kind in a Person (other than a corporation), including membership interests, partnership interests, joint venture interests, phantom stock, stock appreciation rights and beneficial interests, and any and all warrants, options, rights to vote or purchase or any other rights or securities convertible into, exercisable for or related to any of the foregoing.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, for any Person, each entity, trade or business, whether or not incorporated, that, together with such Person, is, or at the relevant time would be, deemed a “single employer” within the meaning of Section 414 of the Code.

“Excepted Jurisdictions” shall mean those jurisdictions set forth under the heading “Excepted Jurisdictions” on Annex H.

“Excess Cash Equivalents” shall mean the aggregate sum of all Cash Equivalents in excess of (i) with respect to China, $5,000,000, (ii) with respect to India, $3,000,000, (iii) with respect to Mexico $2,000,000, (iv) with respect to Thailand, $2,000,000 and (v) with respect to all Cash Equivalents (including those specified above), $30,000,000.

“Excepted Selling Companies” shall mean those Selling Companies set forth under the heading “Excepted Selling Companies” on Annex H.

“Excluded Real Property” shall have the meaning set forth on Annex A-2.

“Ex-Im Laws” shall mean (a) all applicable trade, export control, import, and antiboycott Laws and regulations imposed, administered, or enforced by U.S. Governmental Authorities, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30); and (b) all applicable trade, export control, import, and antiboycott Laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. Law.

“Financing Sources” means the Persons, including each lender, bank, financial institution, agent and /or arranger that has committed to provide or has otherwise entered into agreements, in each case, in connection with any financing in connection with the transactions contemplated hereby, including any commitment letters, engagement letters, joinder agreements, indentures, facilities agreement, credit agreements or loan agreements relating thereto, together with their respective Affiliates and each officer, director, employee, partner, controlling person, advisor, attorney, agent and representative of each such Person or Affiliate and their respective successors and assigns; it being understood that Buyer and/or any of their Affiliates, including such Affiliates party to the Equity Commitment Letter, shall not be Financing Sources for any purposes hereunder.

“Former Employee” means any former employee of (i) any Transferred Entity or (ii) any of the Asset Selling Companies who was exclusively dedicated to supporting the Business.

“Fraud” means a knowing and intentional misrepresentation of a representation or warranty made in Article 5 or Article 6 (taking into account any Schedule with respect thereto) or in any other Ancillary Agreement by a Party hereunder, as applicable, with the specific intent to deceive and mislead the other Party with respect to such representation or warranty and to induce another party to execute this Agreement and consummate the transactions contemplated by this Agreement and upon which such other Party reasonably relied and as a result of which suffered Losses.

“Fundamental Representations” shall mean the representations and warranties set forth in (i) with respect to Seller, Section 5.1 (Organization), Section 5.2 (Authority; Binding Effect), Section 5.7(a), (b) and (c) (Equity Interests in the Transferred Entities) and Section 5.20 (Brokers); and (ii) with respect to Buyer, Section 6.1 (Organization), Section 6.2 (Authority; Binding Effect) and Section 6.7 (Brokers).

“Funded Indebtedness” shall mean, without duplication and solely with respect to the Transferred Entities, the outstanding principal portion of, accrued and unpaid interest on, and all prepayment premiums, penalties, termination fees, make-whole amounts, breakage fees and other Liabilities payable with respect to, (i) all obligations for money borrowed; (ii) all obligations evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, (iii) all obligations of any Transferred Entity for the reimbursement of any obligor on any letter of credit, banker’s acceptance, guarantee, bank balance overdraft, surety or performance bond or other similar instruments or credit transaction (in each case only to the extent drawn), (iv) the deferred purchase price of assets, services, properties or securities, including “earn-out” payments, holdbacks and other contingent purchase price or payment obligations of a Transferred Entity (in each case, calculated using the maximum potential amount payable with respect thereto), whether or not matured, in each case in this clause (iv), excluding current trade payables arising in the ordinary course of business, (v) any derivative financial instruments, including interest rate, commodity or currency swaps or hedges payable or receivable by a Transferred Entity upon termination thereof, (vi) all obligations of a Transferred Entity for declared but unpaid dividends or distributions (solely to the extent not payable to another Transferred Entity), (vii) leases that have been recorded as finance leases by a Transferred Entity or are otherwise required to be capitalized in accordance with GAAP (other than leases that are capitalized pursuant to ASC 842 but are classified as operating in nature), (viii) all obligations or Liabilities of a Transferred Entity that were deferred under applicable Laws relating to COVID-19 (including the CARES Act or any similar applicable federal, state or local Law (together with all regulations and guidance related thereto issued by a Governmental Authority)), and (ix) all debt or obligations of a Transferred Entity of the types referred to in the foregoing clauses (i) through (viii) of any other Person (other than a Transferred Entity) guaranteed directly or indirectly in any manner by, or secured by any Encumbrance on the assets, properties or securities of, any Transferred Entity. Notwithstanding the foregoing, “Funded Indebtedness” shall not include (A) any Liabilities of the Transferred Entities that are Excluded Liabilities or to the extent they are taken into account in the calculation of (x) the Intercompany Payable Amount or (y) Net Working Capital; (B) Liabilities associated with leases that are not required to be recognized as finance leases pursuant to GAAP, (C) any obligations of the Transferred Entities for the reimbursement of any obligor on any letter of credit, banker’s acceptance, guarantee or similar credit transaction (in each case, except to the extent drawn) or (D) any Short Term BADs, Tier 3 Short Term BADs or Long Term BADs).

“GAAP” shall mean generally accepted accounting principles in the United States from time to time.

“Government Official” shall mean any officer or employee of a Governmental Authority or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization or any person acting in an official capacity for or on behalf of any such government, department, agency, or instrumentality or on behalf of any such public organization.

“Governmental Authority” shall mean any U.S. or non-U.S. national, federal, state, provincial, local or municipal court, tribunal, or judicial or arbitral body, administrative, regulatory, or other governmental agency or authority (or any department, instrumentality, body or commission, self-regulatory organization or other political subdivision of any of the foregoing).

“Governmental Authorizations” shall mean all licenses, permits, consents, certificates, clearances, exemptions, allowances, registrations, waivers and other authorizations and approvals required to carry on the Business or any operation of a Transferred Entity under applicable Laws or authority of any Governmental Authority.

“Hazardous Material” shall mean (i) any petroleum or petroleum products, radioactive materials, radon, asbestos, lead-based paint, urea formaldehyde, polychlorinated biphenyls or Specified Substances; (ii) materials, substances, wastes, chemicals, compounds, mixtures, products or byproducts, biological agents, pollutants, contaminants that are defined, characterized as, regulated or included in the definition of “hazardous substances,” “hazardous materials,” “hazardous wastes”, “extremely hazardous wastes,” “restricted hazardous wastes,” “special waste,” “toxic substances,” “pollutants,” “contaminants,” “toxic,” “dangerous,” “corrosive,” “flammable,” “reactive,” “radioactive,” or words of similar regulatory meaning and effect under any applicable Environmental Law or (iii) any other chemical, material or substance that is regulated or for which liability is imposed under any Environmental Law due to its dangerous or deleterious properties.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Huntsman Germany” shall mean Huntsman Textile Effects (Germany) GmbH, a German limited liability company.

“Huntsman India” shall mean Huntsman International (India) Pvt. Ltd., an Indian private limited company.

“Inactive Employee” shall mean any Employee who is absent from active employment on the Closing Date on account of an approved leave of absence, short- or long-term disability, workers compensation leave, leave under the U.S. federal Family and Medical Leave Act or any similar U.S. state Law, or other leave for which such individual’s reemployment rights are preserved under applicable Law or any other reason (excluding vacation, holiday or paid-time off).

“Intercompany Payable Amount” shall mean (i) all trade accounts payable and other payment obligations of the Transferred Entities to their suppliers, including all trade accounts payable representing amounts payable in respect of goods shipped or products sold or services rendered; (ii) all other accounts and notes payable of the Transferred Entities; and (iii) any Liability related to any of the foregoing, in each case of the foregoing clauses (i)-(iii), to the extent payable to Seller or any of its Affiliates (other than the Transferred Entities).

“Intercompany Receivable Amount” shall mean (i) all trade accounts receivable and other rights to payment of the Transferred Entities from their customers, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered; (ii) all other accounts and notes receivable of the Transferred Entities; and (iii) any claims, remedies and other rights related to any of the foregoing, in each case of the foregoing clauses (i)-(iii), to the extent receivable from Seller or any of its Affiliates (other than the Transferred Entities).

“Inventory” shall mean (i) all inventory (x) owned by any Transferred Entity or (y) owned by Seller or any Asset Selling Company, in each of (x) and (y), used exclusively in the Business or held for sale to customers of the Business, including inventory related to ongoing tolling arrangements, raw materials, containers, work-in-process, finished products, supplies and manufactured and purchased parts; and (ii) any and all rights to the warranties received from suppliers with respect to such inventory (to the extent assignable) and related claims, credits, rights of recovery and set-off with respect thereto. For the avoidance of doubt, Inventory shall exclude any inventory owned by a third party, held on a consignment or bailment basis or otherwise, held for the benefit of any third party or otherwise not owned by Seller, a Transferred Entity or an Asset Selling Company and shall be net of all reserves and allowances.

“Investment Screening Law” shall mean any federal, state, provincial, foreign, multinational or supranational investment regulation statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other applicable Laws that are designed or intended to screen, prohibit, restrict or regulate investments on public order or national security grounds.

“IRS” shall mean the United States Internal Revenue Service.

“Knowledge of Buyer” or similar terms used in this Agreement shall mean the actual knowledge, after reasonable due inquiry of the direct reports (or such knowledge as any such Person would reasonably be expected to have after such due inquiry) of any of the individuals set forth on Schedule 1.1(a).

“Knowledge of Seller” or similar terms used in this Agreement shall mean the actual knowledge, after reasonable due inquiry of the direct reports (or such knowledge as any such Person would reasonably be expected to have after such due inquiry) of any of the individuals set forth on Schedule 1.1(b).

“Knowledge of the Archroma Financing Party” or similar terms used in this Agreement shall mean the actual knowledge, after reasonable due inquiry of the direct reports (or such knowledge as any such Person would reasonably be expected to have after such due inquiry) of any of the Archroma Financing Party’s directors or senior officers.

“Law” or “Laws” shall mean any statute, law (including common law), ordinance, treaty, rule, code, policy, regulation, order, injunction, decree, ruling or other binding directive issued, adopted, promulgated or enforced by any Governmental Authority having jurisdiction over a given matter.

“Legal Restraint” shall mean any temporary restraining order, preliminary or permanent injunction or other Order issued by any Governmental Authority.

“Liabilities” shall mean any and all debts, guarantees, claims, expenses, commitments, fees, penalties, liabilities and obligations, of whatever kind or nature, primary or secondary, direct or indirect, whether accrued or fixed, known or unknown, asserted or unasserted, billed or unbilled, liquidated or unliquidated, absolute or contingent, matured or unmatured or determined or determinable, including all costs and expenses related thereto.

“Local Closing” shall mean the closing of any Deferred Transfer.

“Local Offer Letter” shall mean each of those certain letters transmitted on the date of this Agreement by Buyer to each of the Excepted Selling Company, substantially in the form of Exhibit D, wherein Buyer offers to, in the Excepted Jurisdictions, purchase certain Transferred Assets and/or Transferred Company Equity Interests and/or assume certain Assumed Liabilities.

“Long Term BADs” shall mean any bankers acceptance drafts with original maturities of more than 3 months owned and recorded by the Transferred Companies at the Closing, including for the avoidance of doubt, the Tier 3 Short Term BADs.

“Losses” shall mean losses, Liabilities, damages, costs, fines, penalties, Taxes and expenses incurred or suffered, including reasonable expenses of investigation and reasonable attorneys’ fees and expenses (including with respect to direct claims).

“Material Adverse Effect” shall mean any effect, change, event, circumstance, development, condition, occurrence or state of facts that, individually or in the aggregate, with any other effect, change, event, circumstance, development, condition, occurrence or state of facts that has had or would reasonably be expected to have a material adverse effect (a) on the Transferred Assets, Transferred Entities, Assumed Liabilities, or the assets, condition (financial or otherwise) or results of operations of the Business taken as a whole; provided, that none of the following shall be deemed (either alone or in combination) to constitute, and none of the following shall be taken into account in determining whether there has been a Material Adverse Effect pursuant to this clause (a): (i) the failure of the Business in and of itself to meet any internal or public projections or forecasts (it being understood that any underlying facts giving rise or contributing to such failure that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been, or would reasonably expect to be, a Material Adverse Effect) or (ii) any adverse effect, change, event, circumstance, development, condition or occurrence arising from or relating to (A) the U.S., global or any other country’s or region’s economy in general, raw material or commodity prices, currency exchange rates, changes in interest rates or the securities, syndicated loan, credit or financial markets; (B) the economic, business, financial, social, political, legal or regulatory environment affecting the industries or any geographic markets in which the Business operates; (C) an act of terrorism, military action, political instability, sabotage, cyberattack, civil disturbance or an outbreak or escalation of hostilities or war (whether declared or not declared) or any natural disaster or any national or international calamity, crisis, emergency or any governmental or other response to any of the foregoing; (D) conditions or effects relating to any epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) or COVID-19 Measures or any change in COVID-19 Measures; (E) changes or proposed changes in applicable Law (whether announced, formally or informally, by any Governmental Authority or otherwise) or GAAP (or the applicable accounting standards in any jurisdiction outside of the United States) or the interpretation or enforcement thereof or the Selling Companies’ compliance therewith; (F) any labor strikes or lockouts, labor stoppages, material labor dispute or loss of employees; (G) any natural disaster, earthquake, volcano, fire, flood, hurricane, tornado, other weather event or any other act of God or any governmental or other response to any of the foregoing; (H) the negotiation, execution, announcement or pendency of the transactions contemplated by this Agreement including by reason of the identity of Buyer (as opposed to any other potential third party buyer of the Business) or any communication by Buyer regarding the plans or intentions of Buyer with respect to the conduct of the Business and also including the impact of any of the foregoing on any relationships, contractual or otherwise, with customers, suppliers, distributors, collaboration partners, joint venture partners, employees or regulators (other than and solely for purposes of Section 4.2(a) in the case of this clause (H) and clause (I) below with respect to any representation or warranty contained in Section 5.3 and Section 5.4 or any other representation and warranty that expressly refers to the execution or performance of this Agreement or the announcement, pendency or consummation of the transactions contemplated hereby); (I) the performance of and compliance with the terms of this Agreement; or (K) effects, changes, events, circumstances, developments, conditions or occurrences that are the result of actions or omissions of Buyer or any of its Affiliates in breach of this Agreement or actions or omissions of Seller or any of its Affiliates expressly consented to in writing by Buyer or any of its Affiliates (except, in the case of clauses (A), (B), (C), (D), (E), (F) or (G), to the extent any such events, circumstances, changes, facts, conditions, developments, occurrences or events materially and disproportionately adversely affect the Business relative to other comparable companies engaged in the industries in which the Business operates), or (b) on the ability of the Selling Companies, taken as a whole, to consummate the Closing at the time required to occur pursuant to Section 3.1(a) (taking into account any Deferred Transfer pursuant to Section 3.1(b)).

“Measurement Time” shall mean 11:59 pm Eastern Time on the Closing Date.

“Minimum Transfer Condition” shall mean, as of a particular date, that the sum of all Deferred Business Percentages set forth on Schedule 1.1(c) attributable to all jurisdictions that would be Deferred Jurisdictions if the Closing were to occur as of such date is equal to or less than 30%.

“Net Indebtedness” shall mean an amount equal to (x) the sum of (i) the aggregate amount of Funded Indebtedness, (ii) the Intercompany Payable Amount, (iii) the Pension Underfunded Liability Amount, (iv) change in control payments, transaction, stay or retention bonuses or any similar bonuses, arrangements or payments with Transferred Employees, in each case, that become payable as a result of the execution of this Agreement or the transactions contemplated hereby and the employer share of employment, payroll or other similar tax required to be paid in connection therewith, including the Buyer Retention Amounts but excluding any such amounts payable pursuant to any agreement entered into by Buyer or any of its Affiliates (including, after the Closing, any of the Transferred Entities) with any Transferred Employee, (v) the CapEx Underfunding Amount, (vi) to the extent payment thereof is not otherwise provided for in this Agreement or any Annex or Exhibit hereto, all third-party costs, fees and expenses incurred in connection with or related to the negotiation or execution of this Agreement or the consummation of the transactions contemplated hereby for accountants, consultants, legal counsel or financial advisors for services performed at or prior to the Closing Date, in each case, payable by any Transferred Entity that remain unpaid as of immediately prior to the Closing; and (vii) an amount equal to (x) the outstanding restructuring costs relating to the global restructuring of Seller and its Affiliates in respect of the Business (which, as of December 31, 2021, were $4,497,000), minus (y) the sum of (i) the aggregate amount of Cash Equivalents less, for purposes of the Estimated Statement only (and not, for the avoidance of doubt the Price Adjustment Statement), any Excess Cash Equivalents and (ii) the Intercompany Receivable Amount; provided, that Tax assets and Liabilities shall not be taken into account in determining Net Indebtedness.

“Net Working Capital” shall mean an amount, on a consolidated basis, equal to (a) the sum of Inventory, Accounts Receivable, Other Current Assets, any VAT receivables and any other current assets of the Business, minus (b) the sum of Accounts Payable, Other Current Liabilities, any VAT payables and any other current liabilities of the Business, in each case calculated in accordance with the Closing Account Principles; provided, that (i) Net Working Capital shall not include any Excluded Assets, Excluded Liabilities, current or deferred Tax assets (other than VAT receivables) of the Transferred Entities, current or deferred Tax liabilities of the Transferred Entities (other than VAT payables), or Pre-GST Receivables and (ii) no amount shall be taken into account in determining Net Working Capital if such amount is taken into account or specifically referred to in determining Net Indebtedness or any component thereof.

“Net Working Capital Target Amount” shall mean $229,235,000.

“OFAC” shall mean the Office of Foreign Assets Control within the U.S. Department of the Treasury.

“Order” shall mean any order, writ, judgment, injunction, decree, ruling, assessment, stipulation, determination, settlement or award issued or entered by or with any court or other Governmental Authority or arbitrator.

“Other Current Assets” shall mean (i) prepaid expenses and all claims for refunds and rights to set-off in respect thereof (other than prepaid expenses with respect to the Excluded Assets and other than Taxes and Tax assets), in each case, to the extent related to the Business; (ii) Long Term BADs and (iii) any customs duties receivables, to the extent related to the Business; provided that Other Current Assets shall be net of all reserves and allowances.

“Other Current Liabilities” shall mean (i) accrued but unpaid compensation, severance (including the employer-paid portion of withholding, unemployment, payroll, social security and other similar Taxes with respect thereto), vacation and paid time off (excluding defined benefit pension plans), and (ii) any customs duties payables, to the extent related to the Business.

“Pension Underfunded Liability Amount” shall mean $124,573,000.

“Permitted Encumbrances” shall mean (a) such Encumbrances as are set forth on Schedule 1.1(d); (b) mechanics’, carriers’, workmen’s, repairmen’s or other like Encumbrances arising or incurred in the ordinary course of business that are not yet due and payable; (c) Encumbrances for current Taxes and assessments, and, with respect to Business Real Property, similar governmental levies, fees or charges imposed, not yet due and payable, or that the taxpayer is contesting in good faith through appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (d) with respect to the Business Real Property, any (i) easements, licenses, servitudes, covenants, imperfections of title, encumbrances, rights-of-way or other similar encumbrances affecting title to real property, and (ii) conditions that may be shown by a current accurate survey or physical inspection of any Business Real Property, provided that in each case of clauses (i) and (ii) that, individually or in the aggregate (A) have not had, and are not reasonably expected to have, a material and adverse effect on the ability of a Seller Affiliate to use such Business Real Property in the current manner owned or used by such Seller Affiliate, or (B) do not materially impair the value of such Business Real Property; (iii) zoning, building, subdivision or other similar requirements or restrictions not materially violated by the current use of such Business Real Property; and (iv) terms and provisions of the leases with respect to the Leased Real Property and liens on the respective landlords’ interests encumbering any Leased Real Property, provided, however, to the extent such liens secure monetary indebtedness, then such liens shall constitute Permitted Encumbrances solely to the extent that such liens do not have a material and adverse effect on the ability of a Seller Affiliate to use such Business Real Property in the manner leased or used by such Seller Affiliate.

“Person” shall mean an individual, a corporation, a general or limited partnership, a limited liability company, an association, a trust, other legal entity or organization or Governmental Authority.

“Personal Data” shall mean, in addition to any definition for any similar term (e.g., “personal data” or “personally identifiable information” or “PII”) provided by applicable Law, all information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with an individual person.

“Post-Closing Tax Period” shall mean any Tax period beginning after the Closing Date and the portion of any Straddle Period beginning on the day after the Closing Date.

“Pre-Closing Tax Period” shall mean any Tax period ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Pre-Closing Taxes” means any (i) Taxes of any Transferred Entity with respect to any Pre-Closing Tax Period; (ii) Taxes for which any Transferred Entity (or any predecessor of the foregoing) is held liable under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) by reason of such entity being included in any consolidated, affiliated, combined, unitary or similar group at any time on or before the Closing Date; (iii) Taxes imposed on or payable by third parties with respect to which a Transferred Entity has an obligation to indemnify such third party pursuant to a transaction consummated on or prior to the Closing; (iv) any withholding Taxes (including, for the avoidance of doubt, any withholding Taxes with respect to jurisdictions set forth in Schedule 2.5(a)(i)) imposed with respect to payments to or with respect to a Transferred Entity pursuant to this Agreement or any Ancillary Agreement; and (v) Taxes of the Transferred Entities that are Reorganization Taxes.

“Pre-GST Receivables” shall mean the items reflected on Exhibit K.

“Proceeding” shall mean any action, arbitration, audit, claim, hearing, investigation, litigation or suit (whether civil, commercial, administrative, criminal, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving any Governmental Authority or arbitrator.

“Purchase Price” shall mean U.S. $717,573,000.

“R&W Insurance Policy” means any representations and warranties insurance policy with respect to any of the representations or warranties of Seller under this Agreement obtained by Buyer or its Affiliates.

“REACH” means Regulation (EC) No. 1907/2006 of the European Parliament and of the Council of 18 December 2006 concerning the Registration, Evaluation, Authorization and Restriction of Chemicals, O.J. 2006 L 396/1, as amended from time to time, including all annexes thereto.

“Registration Data” means all studies, data, raw data, reports, reviews or information, in paper, electronic or other format, submitted to, or generated but not submitted to, or received from, a Governmental Authority or a third-party consultant, with the aim to apply for, obtain, extend or maintain a Registration or a maximum residue limit/tolerance, including any internal or external correspondence regarding a Registration or an maximum residue limit/tolerance, technical information on the product’s chemistry and manufacture, toxicology, metabolism and toxicokinetics, residues, biological efficacy, field studies, occupational health and safety and environmental effects, including any Good Laboratory Practices data, biological data and local data, regulatory defence strategy documents, modelling, risk assessments, public interest or other benefits documents, as well as any rights for data compensation under applicable Law.

“Registrations” means all registrations, consents, approvals, licenses or other authorizations required by applicable Law and/or by any Governmental Authority which permit the manufacture for commercial sale, sale or distribution of a product.

“Related Party” means, in relation to a Person, (a) any Affiliate of that Person, (b) any entity in which such Person owns, directly or indirectly, any Equity Interests in such Person representing at least 25% of the issued and outstanding Equity Interests of such Person, (c) any entity in which such Person owns, directly or indirectly, an equity stake or convertible debt into Equity Interests and is a signatory to any voting agreement, equity or debt holders agreement or similar Contracts, (d) any Person which owns, directly or indirectly, Equity Interests in such Person representing at least 10% of the issued and outstanding Equity Interests of such Person, (e) any individual who is an officer or board member or senior employee of such Person or of the Persons referred to in clauses (a) through (d) above; or (f) any Person or of the Persons referred to in clauses (a) through (e) above controlled by any of the above.

“Release” or “Released” shall mean any spilling, emitting, emptying, leaking, dumping, injecting, escaping, pumping, pouring, disposing, discharging or leaching into the environment.

“Remedial Action” shall mean any action required by any Governmental Authority or required by any Environmental Law to (i) cleanup, remove, treat or remediate Hazardous Materials in the indoor or outdoor Environment; (ii) prevent the Release of Hazardous Materials (including by way of vapor intrusion) so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor Environment; or (iii) perform pre-remedial studies and investigations and post-remedial monitoring and care.

“Reorganization Plan” shall mean that plan of reorganization, substantially in the form attached as Exhibit A, as may be revised in accordance with Section 2.1(e).

“Reorganization Taxes” shall mean any Taxes incurred at any time by the Selling Companies, their Affiliates and any Transferred Entity in connection with the Reorganization Plan or any action taken in connection with the Reorganization Plan, in each case taking into account any modifications to the Reorganization Plan; provided that Transfer Taxes shall not be considered Reorganization Taxes.

“Representatives” shall mean, as to any Person, such Person’s Affiliates and the agents, directors, officers, managers, employees, advisors (including, without limitation, financial, legal and accounting advisors) and representatives of such Person and its Affiliates.

“Restricted Cash” means the gross amount of any cash that is not freely usable by Buyer as of the Closing because it is subject to restrictions or limitations (other than in respect of Taxes) on use or distribution, or otherwise required to be held by the Transferred Companies, by Law, Contract or otherwise (including cash deposits, cash escrow accounts, cash subject to a lockbox, dominion, control or similar agreement and cash held on behalf of or for the benefit of another Person); provided that, for the avoidance of doubt Short Term BADs and Long Term BADs shall not be Restricted Cash.

“Retained Business” shall mean all businesses now, previously or hereafter conducted by Seller, the Transferred Companies, and/or their Affiliates, in each case, other than the Business.

“Sanctioned Country” shall mean, at any time, any country or region that is the subject or target of a comprehensive embargo under Sanctions Laws (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region and so-called Donetsk People’s Republic and Luhansk People’s Republic of Ukraine).

“Sanctioned Person” shall mean any Person that is the subject or target of sanctions or restrictions under Sanctions Laws or Ex-Im Laws, including: (i) any Person listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including, OFAC’s List of Specially Designated Nationals; (ii) any Person operating, organized, or resident in a Sanctioned Country; (iii) the Governmental Authorities of a Sanctioned Country or the Government of Venezuela; or (iv) any Person 50% or more owned or controlled by any such Person or Persons or acting for or on behalf of such Person or Persons.

“Sanctions Laws” shall mean all U.S. and non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State), the United Nations Security Council, the European Union, any European Union member state, the United Kingdom, or any other relevant Governmental Authority.

“Seller Affiliates” shall mean (a) the Selling Companies and (b) the Transferred Entities.

“Seller Benefit Plan” shall mean, as at the Closing Date, each Employee Benefit Plan that is sponsored, maintained, contributed to or required to be contributed to by (i) any Transferred Entity or (ii) Seller or any Asset Selling Company or other Affiliate of Seller for the benefit of any current or former employee, director, consultant or other individual service provider of the Business (or their respective dependents or beneficiaries) or in which any current or former employee, director, consultant or other individual service provider of the Business participates, in each case, other than a governmental plan or program requiring the mandatory payment of social insurance Taxes or similar contributions to a governmental fund with respect to the wages of such Person.

“Seller Guarantees” means, collectively, all letters of credit, guarantees, surety bonds, performance bonds and other financial assurance obligations issued or entered into by or on behalf of (or for the account of) Seller or any of its Affiliates (other than exclusively by or on behalf of the Transferred Entities) in connection with the Business.

“Seller Marks” means (a) “Huntsman,” (b) any other Trademarks owned by Seller or any of its Affiliates, and/or (c) any Trademark derived from, or incorporating, referencing, combining or confusingly similar to, any of the foregoing terms or designs. Notwithstanding the foregoing, Seller Marks shall not include any Trademarks expressly set forth on Schedule 5.10(a).

“Seller Straddle Period” shall mean a Straddle Period to the extent that the number of days of such Straddle Period that precede and include the Closing Date is greater than or equal to the number of days of such Straddle Period that occur after the Closing Date.

“Selling Companies” shall mean (a) Seller, (b) the Asset Selling Companies and (c) the Entity Selling Companies (it being understood that the Transferred Entities are not Selling Companies).

“Shared Contract” means any Contract relating to both (i) the Business and (ii) the Retained Business.

“Shared Sites” shall mean the Taboão da Serra Site and the facilities currently owned by a Selling Company or Transferred Entity in each of (i) Panyu, China, (ii) Minhang, Shanghai, China, (iii) Basel, Switzerland, (iv) Lighthall, Mumbai, India, (v) Gandaria, Indonesia, (vi) Singapore, and (vii) Bogota, Colombia.

“Shared Site Agreements” shall mean those certain agreements relating to the Shared Sites between or among members of the Selling Companies, on the one hand, and the Transferred Entities (or a Buyer Affiliate with respect to a Transferred Asset), on the other hand, in a form which shall include the terms set forth on Exhibit I.

“Specified Covenants” means the covenants set forth in the second sentence of Section 2.1(e), Section 7.2(b), and Section 7.13.

“Straddle Period” shall mean any Tax period that includes but does not end on the Closing Date.

“Subsidiary,” when used with respect to any Person, means any corporation, limited liability company, partnership, association, trust or other entity of which (x) securities or other ownership interests representing more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) or (y) sufficient voting rights to elect at least a majority of the board of directors or other governing body are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person.

“Taboão da Serra Site” shall mean the site located at Av. Ibirama, 518 - Pirajussara, Taboão da Serra, São Paulo, 06785-300, Brazil.

“Tax” or “Taxes” shall mean all federal, state, local and non-U.S. income, gross receipts, branch profits, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated tax or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

“Tax Attribute” shall mean any Tax attribute, including any loss, loss carryforward, credit, credit carryforward, prepaid Tax or refund.

“Tax Contest” shall mean an audit, review, examination or other administrative or judicial proceeding, in each case by any Taxing Authority.

“Tax Law” shall mean any Law relating to any Tax.

“Tax Return” shall mean any return, declaration, report, form, claim for refund, information return, estimate or statement relating to Taxes filed or required to be filed with a Taxing Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” shall mean any Governmental Authority exercising or purporting to exercise any authority to impose, regulate or administer the imposition of Taxes.

“Termination Cap” shall mean an amount equal to (i) the Purchase Price less (ii) the Pension Underfunded Liability Amount.

“Tier 3 Long Term BAD” hall mean the Long Term BADs issued by the banks set forth on Schedule 1.1(d).

“Tier 3 Short Term BAD” shall mean the Short Term BADs issued by the banks set forth on Schedule 1.1(d).

“Toll Manufacturing Agreement” shall mean that certain Toll Manufacturing Agreement with respect to the Taboão da Serra Site, to be entered into by and between or among the relevant members of the Selling Companies, on the one hand, and the Transferred Entities and/or a Buyer Affiliate (as applicable), on the other hand, in a form which shall include the terms set forth on Exhibit J.

“Transfer Taxes” shall mean all transfer, documentary, stamp duty, sales, use, registration, filing, conveyance, real property transfer, commodities and any similar Taxes (including the German real estate transfer taxes (RETT) and any China land appreciation tax (or any similar tax)) incurred in connection with this Agreement, the Ancillary Agreements, the Acquisition and the other transactions contemplated hereby and thereby, in each case, other than VAT and any income, capital gains or similar Taxes.

“Transferred Companies” shall mean the entities set forth on Annex E under the caption “Transferred Companies” (which annex may be updated or modified from time to time by Seller in accordance with Section 2.1(e)).

“Transferred Company Equity Interests” shall mean all of the issued and outstanding Equity Interests in each of the Transferred Companies.

“Transferred Company Subsidiaries” shall mean the entities set forth on Annex E under the caption “Transferred Company Subsidiaries”) (which annex may be updated or modified from time to time by Seller in accordance with Section 2.1(e)).

“Transferred Company Subsidiary Equity Interests” shall mean all of the issued and outstanding Equity Interests in each of the Transferred Company Subsidiaries.

“Transferred Entities” shall mean, collectively, (a) the Transferred Companies and (b) the Transferred Company Subsidiaries.

“Transferred Equity Interests” shall mean, collectively, the Transferred Company Equity Interests and the Transferred Company Subsidiary Equity Interests.

“Transferred Owned Real Property” shall have the meaning set forth on Annex A-1.

“Transferred Leased Real Property” shall have the meaning set forth on Annex A-1.

“Transferred Real Property” shall have the meaning set forth on Annex A-1.

“Transition Services Agreement” shall mean the transition services agreement, substantially in the form of Exhibit C, to be dated as of the Closing Date, between Seller and Buyer providing for Seller to supply certain functional and transactional support services to Buyer.

“TSCA” means the Toxic Substance Control Act of 1976, 15 U.S.C. §§2601-2692, as amended from time to time.

“VAT” shall mean any value-added or similar Tax incurred (whether pursuant to the laws of the EU or otherwise) in connection with this Agreement, the Ancillary Agreements, the Acquisition and the other transactions contemplated hereby and thereby.

“WARN Act” shall mean the U.S. Worker Adjustment and Retraining Notification Act, and any similar foreign, state or local Law.

Section 1.2              Index of Defined Terms.

As used in this Agreement, the following terms shall have the meanings assigned to them in the respective locations set forth below

338(g) Election	Section 10.8(c)
Accounting Firm	Section 2.3(c)
Accrued Vacation Days	Section 9 of Exhibit L
Allocation Statement	Section 2.4(a)
Annexes	Section 1.3(c)
Antitrust Approvals	Section 3.1(b)
APA	Section 10.9(a)
Applicable Tax Contest	Section 10.7(a)
Articles	Section 1.3(c)
Assignment and Assumption Agreement	Section 2.1(c)
Assumed Employee Liabilities	Annex B-1
Assumed Liabilities	Annex B-1
Assumed Tax Liabilities	Annex B-1
Attorney-Client Communications	Section 13.19(b)
Automatic Transferred Employee	Section 2(b) of Exhibit L
Bring-Down Date	Section 4.2(a)
Business Activity	Section 8.2(a)
Business IP	Section 5.10(b)
Business Owned IP	Section 5.10(d)
Business Real Property	Section 5.8(b)
Business Transfer Documents	Section 2.1(g)
Buyer	Preamble
Buyer Approvals	Section 6.9
Buyer Indemnitees	Section 11.2
Buyer Tax Contest	Section 10.7(c)
Buyer Tax Returns	Section 10.6(b)
Buyer’s 401(k) Plan	Section 11 of Exhibit L
Chancery Court	Section 13.10(b)
Claim	Section 11.5
Closing Date	Section 3.1(a)

Closing Net Indebtedness	Section 2.3(a)
Closing Net Working Capital Amount	Section 2.3(a)
COBRA	Section 7(c) of Exhibit L
Commitment Letters	Section 6.8(a)
Commitment Parties	Section 6.8(a)
communication	Section 1.3(g)
Continuation Period	Section 4 of Exhibit L
Copyrights	Section 5.10(l)(iii)
Cutover Readiness Notice	Section 7.10
Definitive Third Party Financing Agreements	Section 7.11(a)
Deferred Business	Section 3.1(b)
Deferred Business Losses	Section 3.1(b)(iv)
Deferred Business Percentage	Section 3.1(b)
Deferred Jurisdiction	Section 3.1(b)
Deferred Jurisdiction Employee	Section 3.1(b)(v)
Deferred Purchase Price	Section 3.1(b)
Deferred Transfer	Section 3.1(b)(ii)
Disclosure Schedule	Section 1.3(c)
Domain Names	Section 5.10(l)(v)
Downward Adjustment	Section 2.3(g)
Employee Census Date	Section 1 of Exhibit L
Employee Records	Section 16 of Exhibit L
End Date	Section 12.1(b)(i)
Equity Commitment Letter	Section 6.8(a)
Equity Interest Certificates	Section 2.1(a)
Estimated Net Indebtedness	Section 2.2(b)
Estimated Net Working Capital Amount	Section 2.2(b)
Estimated Statement	Section 2.2(b)
EU	Section 2(b) of Exhibit L
European Union Employee	Section 2(b) of Exhibit L
Excluded Assets	Annex A-2
Excluded Liabilities	Annex B-2
Excluded Tax Liabilities	Annex B-2
Exhibits	Section 1.3(c)
Financial Statements	Section 5.5(a)
Financing	Section 6.8(a)
Indemnified Party	Section 11.5
Indemnifying Party	Section 11.5
Independent Accountant	Section 10.6(b)
Insurance Policies	Section 5.21
Interim Financial Statements	Section 5.5(a)(ii)
Interim Period	Section 3.1(b)(iii)
Interim Period Agreement	Section 7.8
IP Rights	Section 5.10(l)
IT Systems	Section 5.10(i)
Latest Balance Sheet	Section 5.5(a)(ii)
Latest Balance Sheet Date	Section 5.5(a)(ii)
Law Firms	Section 13.19
Leased Real Property	Section 5.8(b)
Legal Advisors	Section 13.19(a)
Legal Automatic Transferred Employee	Section 2(b) of Exhibit L

Local Closing Date	Section 3.1(b)
Material Contracts	Section 5.9(a)
Material Parties	Section 5.9(b)
Minimum Claim Amount	Section 11.4(b)
Multiemployer Plan	Section 5.19(c)
Negative Net Working Capital Adjustment Amount	Section 2.3(g)
Net Working Capital	Section 2.3(e)
Non-Recourse Parties	Section 13.20
Non-Resident Buyer Jurisdiction	Section 10.9(d)
Notice of Disagreement	Section 2.3(c)
Offer Employee	Section 3 of Exhibit L
Operating Income	Section 8.2(a)(ii)
Owned Real Property	Section 5.8(a)
Parties	Preamble
Party	Preamble
Patents	Section 5.10(l)(i)
Pension Plan	Section 5.19(c)
Positive Net Working Capital Adjustment Amount	Section 2.3(g)
PRC Employee	Section 17 of Exhibit L
Pre-Closing Occurrences	Section 8.3(c)
Pre-Termination Breach	Section 12.2
Preferred Commitment Letter	Section 6.8(a)
Price Adjustment Due Date	Section 2.3(i)
Price Adjustment Statement	Section 2.3(a)
Privacy Commitments	Section 5.22(a)
Privileged Information	Section 13.19(c)
Privileges	Section 13.19(c)
Real Property Leases	Section 5.8(b)
Real Property Transfer Forms	Section 2.1(i)
Refund Recipient	Section 10.8(a)
Registered Owned Business IP	Section 5.10(a)
Rejected Offer Employee	Section 6 of Exhibit L
Released Parties	Section 11.7(b)
Releasing Parties	Section 11.7(b)
Required Action	Section 3.1(b)
Required Approvals	Section 7.4(c)
Required Filings	Section 7.4(b)
Retained Employee Plan Liabilities	Section 7(b) of Exhibit L
Retention Agreements	Section 10(b) of Exhibit L
Schedule	Section 1.3(c)
Sections	Section 1.3(c)
Security Incident	Section 5.22(d)
Seller	Preamble
Seller Indemnitees	Section 11.3
Seller Licensed IP	Section 8.5(d)
Seller Tax Contest	Section 10.7(b)
Seller Tax Returns	Section 10.6(a)
Seller Vacation Payment	Section 9 of Exhibit L
Seller’s 401(k) Plan	Section 11 of Exhibit L
Specified Substances	Exhibit M
Solvent	Section 6.10(d)
Sponsor	Section 6.8(a)

Subject Matter	Section 8.3(c)
Supply Provider	Section 10.2(b)
Supply Recipient	Section 10.2(b)
Third Party Claim	Section 11.5
Third Party Financing	Section 6.8(a)
Top Customers	Section 5.9(b)
Top Suppliers	Section 5.9(b)
Trade Control Laws	Section 5.13(b)
Trade Secrets	Section 5.10(l)(iv)
Trademarks	Section 5.10(l)(ii)
Transfer Directive	Section 2(b) of Exhibit L
Transfer Powers	Section 2.1(a)
Transferred Assets	Annex A-1
Transferred Contracts	Annex A-1
Transferred Employee	Section 3 of Exhibit L
Transferred Entity Benefit Plan	Section 5.19(a)
Transferred Governmental Authorizations	Annex A-1
Transferred IP	Annex A-1
Transferred IP Licenses	Annex A-1
Transferred Offer Employee	Section 3 of Exhibit L
Transferred Plan Assets	Annex A-1
Transferred Real Property	Annex A-1
Transferred Records	Annex A-1
Transferred Tangible Personal Property	Annex A-1
Union Contracts	Section 5.18(a)
Upward Adjustment	Section 2.3(g)
WARN	Section 12 of Exhibit L
Workers’ Compensation Event	Section 7(b) of Exhibit L

Section 1.3              Interpretation and Construction.

(a)              Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

(b)              As used in this Agreement, (i) the words “hereof,” “herein,” “hereto”, “hereby” and “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the word “including,” and words of similar import, shall mean “including, but not limited to” and “including, without limitation”; (iii) the terms “dollars” and “U.S.$” shall mean United States dollars, the lawful currency of the United States of America; (iv) the word “will” shall be construed to have the same meaning and effect as the word “shall”; (v) the word “or” is not exclusive; (vi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (vii) any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders; (viii) the words “asset” and “property” shall be construed to have the same meaning and effect; (ix) references to a Person are also to its permitted successors and assigns; (x) masculine gender shall also include the feminine and neutral genders, and vice versa; (xi) the words “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (xii) the word “day” means a calendar day unless Business Day is expressly specified; and (xiii) “ordinary course” and “ordinary course of business” shall mean “ordinary course of business consistent with past practice” taking into consideration Seller’s and its Affiliates’ historic past practices and circumstances with respect to the Business. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

(c)                References to “Articles,” “Sections,” “Annexes” or “Exhibits” shall mean the Articles or Sections of, or the Annexes, or Exhibits to this Agreement, as the case may be, except as may be otherwise specified. When a reference is made in this Agreement to a “Schedule,” such reference shall be to the Schedules to the Disclosure Schedule delivered by Seller to Buyer on the date hereof (the “Disclosure Schedule”). All terms defined in this Agreement shall have their defined meanings when used in any Annex, Exhibit or Schedule to this Agreement or any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein. Each of the Parties acknowledges and agrees that the specification of any dollar amount in the representations, warranties or covenants contained in this Agreement is not intended to imply that such amounts or higher or lower amounts are or are not material, and no Party shall use the fact of the setting of such amounts in any dispute or controversy between the Parties as to whether any obligation, item or matter is or is not material.

(d)                Except as otherwise specifically provided in this Agreement, any agreement, instrument or Law defined or referred to herein means such agreement, instrument or statute as from time to time amended, supplemented or modified, including (i) (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor Laws; and (ii) all attachments thereto and instruments incorporated therein.

(e)                Any reference to any federal, state, local or foreign Law shall be deemed also to refer to all rules and regulations (or similar subsidiary legislation) promulgated thereunder, unless the context requires otherwise.

(f)                 Each accounting term set forth herein and not otherwise defined shall have the meaning accorded it under GAAP as modified (if applicable) by the Closing Account Principles. For the avoidance of doubt, in the event of any discrepancy between GAAP and the provisions of this Agreement, the provisions of this Agreement shall control.

(g)                The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

(h)                This Agreement is in the English language, and while this Agreement may be translated into other languages, the English language version shall control. All notices, demands, requests and other documents or communications (each, a “communication”) under or in connection with this Agreement or any Ancillary Agreement will be in English or will be accompanied by a certified English translation (in which case the English version will prevail in the event of a conflict except to the extent the communication contains or consists of an official document issued by a Governmental Authority in a language other than English).

(i)                 All references herein to the terms “delivered to Buyer”, “made available to Buyer”, “provided to Buyer” or similar expressions shall mean that Seller has (or has caused to be) posted such materials to the virtual data room titled “Adinah” maintained by Datasite on behalf of Seller in a manner that enables viewing of such materials by Buyer and its Representatives no later than 12:00 p.m. Eastern Time on the date of this Agreement.

Article 2
PURCHASE AND SALE

Section 2.1              Transferred/Excluded Assets; Transferred Company Equity Interests; Assumed/Excluded Liabilities.

(a)                Transferred Assets; Transferred Company Equity Interests. Pursuant to the terms and subject to the conditions set forth in this Agreement, and consistent with the Reorganization Plan, as may be revised in accordance with Section 2.1(e), at the Closing, Seller shall sell and Buyer shall acquire the Business, consistent with the Reorganization Plan, as may be revised in accordance with Section 2.1(e), which as of the date hereof contemplates that (i) Seller will, and will cause the Asset Selling Companies and any Affiliates of Seller who own or otherwise hold any of the Transferred Assets to, sell, convey, assign, deliver and transfer to Buyer or one or more of the Buyer Companies designated by Buyer, and Buyer will, or will cause the designated Buyer Companies to, purchase, acquire and accept the Transferred Assets and (ii) Seller will, and will cause the other Entity Selling Companies (and any Affiliates of Seller who own or otherwise hold any Transferred Company Equity Interests) to, sell, convey, assign, deliver and transfer to Buyer or one or more of the Buyer Companies designated by Buyer, and Buyer will, or will cause the designated Buyer Companies to, purchase, acquire and accept the Transferred Company Equity Interests, in each case, free and clear of all Encumbrances other than (A) in the case of Transferred Assets, Permitted Encumbrances, and (B) in the case of Transferred Company Equity Interests, transfer restrictions under applicable securities Laws. Accordingly, Seller will, and will cause its applicable Affiliates to, execute and deliver at the Closing, as applicable, the Assignment and Assumption Agreement, such other customary instruments of sale, conveyance, assignment and transfer as Buyer and Seller reasonably agree are required in order to effect the Acquisition and (x) with respect to Transferred Company Equity Interests that are currently certificated, certificates representing the Transferred Company Equity Interests (the “Equity Interest Certificates”), duly endorsed by either Seller or the applicable Entity Selling Companies for transfer to Buyer or the designated Buyer Companies (or accompanied by duly executed undated blank stock powers or share transfer forms) with appropriate transfer stamps, if any, affixed and (y) with respect to Transferred Company Equity Interests that are currently uncertificated, transfer powers (the “Transfer Powers”) duly executed by the applicable Entity Selling Companies in favor of Buyer or the designated Buyer Companies in respect of the applicable Transferred Company Equity Interests, in each case of the foregoing in this sentence, (I) in form reasonably acceptable to Buyer and (II) to convey to Buyer all of the Selling Companies’ right, title and interest in and to the Transferred Assets and the Transferred Company Equity Interests.

(b)                Excluded Assets. Anything to the contrary herein notwithstanding but subject to Section 8.5, neither Buyer nor any of its Affiliates is purchasing pursuant to this Agreement or any of the transactions contemplated hereby any right, title or interest in any Excluded Asset.

(c)                Assumed Liabilities. Pursuant to the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer or one or more Buyer Companies designated by Buyer shall assume the Assumed Liabilities and shall agree to satisfy and discharge as and when due the Liabilities and obligations of Seller and its Affiliates pursuant to the Assumed Liabilities, subject to the provisions of Section 2.1(f); provided, that for the avoidance of doubt, Buyer shall not be released from any such Liability or obligation if it assigns any of its rights, liabilities or obligations hereunder to any Buyer Company. Buyer or one or more Buyer Companies designated by Buyer will execute and deliver to Seller at the Closing an assignment and assumption agreement and bill of sale in the form of Exhibit B (the “Assignment and Assumption Agreement”) and such other customary agreements and instruments as Seller and Buyer reasonably agree are required, pursuant to which Buyer (or such designated Buyer Company) agrees to assume and undertakes to pay, perform and discharge, as and when due, the Assumed Liabilities on the terms and subject to the conditions set forth therein.

(d)                Excluded Liabilities. Neither Buyer nor any of its Affiliates (including, after the Closing, the Transferred Entities) shall assume or be obligated to pay, perform or otherwise discharge any Excluded Liability or any obligation with respect thereto or any portion thereof, which such Excluded Liabilities shall be retained by and remain the Liabilities of Seller or its Affiliates (other than the Transferred Entities) or in the case of Excluded Liabilities of the Transferred Entities, at or prior to the Closing shall be assumed by and become Liabilities of Seller or its Affiliates (other than the Transferred Entities). Seller or one or more Selling Companies designated by Seller will execute and deliver to Buyer at the Closing an Assignment and Assumption Agreement and such other customary agreements and instruments as Seller and Buyer reasonably agree are required, pursuant to which Seller (or such designated Seller Company) agrees to assume and undertakes to pay, perform and discharge, as and when due, such Excluded Liabilities of the Transferred Entities on the terms and subject to the conditions set forth therein.

(e)                Reorganization Plan. Notwithstanding any other provision hereof, in connection with the transactions contemplated by the Reorganization Plan, Seller will take, and will cause each Seller Affiliate to take, such actions as are reasonably necessary to consummate the transactions contemplated by the Reorganization Plan (whether prior to or at or after the Effective Time), in each case, as set forth in the Reorganization Plan and to use its reasonable best efforts to cause the Transferred Entities to hold, as of the Closing, only the Transferred Assets and Assumed Liabilities. The Reorganization Plan, Annex C, Annex D and Annex E may be updated or modified from time to time by Seller, provided, that (i) Seller shall provide reasonable prior written notice to Buyer of any material modifications, (ii) the prior written consent of Buyer shall be required for any update or modification that changes the Reorganization Plan, Annex C, Annex D, and/or Annex E (as such plan is attached hereto as Exhibit A or such Annex is attached hereto, in each case, as of the date hereof) in any manner that would reasonably be expected to (A) result in any material and adverse impact to Buyer, a Buyer Affiliate, the Business or any Transferred Entity, (B) require the consent of any Financing Source in connection with the transactions contemplated hereby or (C) result in a materially different and/or delayed approval process to transfer or obtain any Environmental Permit or Governmental Authorization that is required by Buyer to operate the Business immediately following the Closing. Seller shall use its reasonable best efforts to deliver the material documentation required to effect any action to consummate the transactions contemplated by the Reorganization Plan that apportions the Transferred Assets and Assumed Liabilities, on the one hand, and the Excluded Assets and Excluded Liabilities, on the other hand, between Seller and its Affiliates prior to the Closing, or Buyer and its Affiliates at Closing, reasonably in advance of taking such action and shall consider in good faith comments made by Buyer with respect thereto.

(f)                 Local Offer Letters. Notwithstanding anything herein to the contrary, on the date of this Agreement the Buyer shall transmit to each of the Excepted Selling Companies a Local Offer Letter.

(i)                 Notwithstanding anything herein to the contrary, until such time as the applicable Excepted Selling Company has accepted the relevant Local Offer Letters in accordance with its terms, (x) the Seller and the applicable Excepted Selling Company shall have no obligation whatsoever to transfer the Transferred Assets and/or the Transferred Company Equity Interests that are subject to the Local Offer Letter pursuant to this Agreement, (y) the Transferred Assets and the Assumed Liabilities of each such Excepted Selling Company shall be deemed to be excluded from the Transferred Assets and Assumed Liabilities and (z) the provisions of Section 3.1(b)(ii), Section 3.1(b)(iii), and Section 3.1(b)(iv) shall not apply to such Excepted Selling Companies.

(ii)               If the Local Offer Letter is accepted by the applicable Excepted Selling Company, at the Closing or, if applicable, the Local Closing, (i) Seller will cause the applicable Excepted Selling Company to, and the applicable Excepted Selling Company will, sell, convey, assign and transfer to Buyer and Buyer will purchase, acquire and accept those Transferred Assets and/or those Transferred Company Equity Interests that are the subject of the Local Offer Letter; and (ii) Buyer will assume those Assumed Liabilities that are the subject of the Local Offer Letter, in each case, pursuant to the terms and conditions set forth in this Agreement and the applicable Business Transfer Documents.

(g)                Business Transfer Documents. To the extent required or (by mutual agreement of the Parties) desirable under applicable foreign Law (including Data Protection Legislation), or in the case of the site located at 3400 Westinghouse Boulevard, Charlotte, North Carolina, USA 28273, applicable U.S. Law, to effect the transactions contemplated hereunder, the Parties shall cooperate in good faith and take reasonable efforts to, at or prior to the Closing, execute and deliver or cause their respective Selling Companies and Buyer Companies, as applicable, to execute and deliver such stock purchase agreement (if necessary, on substantially the terms set forth on Exhibit E), asset purchase agreement (if necessary, on substantially the terms set forth on Exhibit F) and/or customary business transfer agreements, bills of sale, deeds, assignments, assumptions and other documents and instruments of sale, conveyance, assignment, transfer and assumption (collectively, the “Business Transfer Documents”) as the Parties reasonably agree are necessary to effect any transfer of the Transferred Assets, the Transferred Company Equity Interests or the Employees or any assumption of the Assumed Liabilities in each territory set forth on Annex F (which annex may be updated or modified from time to time by written agreement of Buyer and Seller) at the Closing (or, in the case of a Deferred Transfer, at the closing of such Deferred Transfer). The Business Transfer Documents shall be in form and substance reasonably agreed to by the Parties and as is usual and customary in the applicable jurisdiction; provided, that the Parties agree and acknowledge that the Business Transfer Documents are intended solely to formalize the terms and conditions of this Agreement in order to comply with any applicable foreign Law, shall not, except to the extent required by applicable foreign Law, impose any conditions not set forth in this Agreement and shall be, in all respects, consistent with the terms and conditions set forth in this Agreement and shall be prepared and finalized in good faith by the Parties. In the event of any inconsistency between this Agreement and a Business Transfer Document, this Agreement shall control, other than in respect of any matter included in the relevant Business Transfer Document necessary to comply with applicable foreign Law.

(h)                Transferred Assets and Transferred Company Equity Interests Subject to Third-Party Consent. Other than as set forth in Section 3.1(b) or Section 7.3(b):

To the extent that the sale, conveyance, assignment or transfer or attempted sale, conveyance, assignment or transfer to Buyer or a Buyer Company of any Transferred Asset or Transferred Company Equity Interest or to Seller or any of its Affiliates (other than the Transferred Entities) of any Excluded Asset is prohibited by any applicable Law or would require any governmental or third-party Consents (including, for avoidance of doubt, Environmental Permits) prior to the Closing and such Consents shall not have been obtained prior to the Closing, this Agreement shall not constitute a sale, conveyance, assignment or transfer, or an attempted sale, conveyance, assignment or transfer, thereof. During the period commencing on the date hereof and continuing until 365 days after the Closing, (i) each of Buyer, the Buyer Companies and the Selling Companies shall provide or cause to be provided to the other Parties all commercially reasonable assistance as is reasonably requested in connection with securing such Consents, and (ii) if any such Consents are not secured prior to the Closing, pending the earlier of obtaining such Consent or the expiration of such 365-day period, Buyer, the Buyer Companies and the Selling Companies shall use commercially reasonable efforts to cooperate in any lawful and reasonable arrangement reasonably proposed by either Buyer or Seller under which (x) Buyer or a Buyer Company shall obtain the benefits and obligations of use of any such Transferred Asset or the ownership of any such Transferred Company Equity Interest held by the Selling Company following the Closing and (y) Seller or its Affiliate (excluding, for the avoidance of doubt, the Transferred Entities) shall obtain the benefits and obligations of use of any such Excluded Asset held by Buyer or its applicable Subsidiary following the Closing; provided, however, that none of Buyer, its Affiliates or any Selling Company shall be required to (and neither Seller nor any of its Affiliates shall, without the prior written consent of Buyer) pay any consideration therefor, or to commence, defend or participate in any litigation or offer or grant any accommodation (financial or otherwise) to any third party; provided, further, that (A) Buyer shall indemnify and hold harmless the Seller Indemnitees from and against any and all Losses arising out of or relating to any Transferred Asset or Transferred Company Equity Interest held by any Selling Company following the Closing for the benefit of Buyer or any Buyer Company pursuant to any arrangement established pursuant to clause (ii) and (B) Seller shall indemnify and hold harmless the Buyer Indemnitees from and against any and all Losses arising out of or relating to any Excluded Asset held by Buyer or any of its Subsidiaries following the Closing for the benefit of Seller or any of its Affiliates pursuant to any arrangement established pursuant to clause (ii), in each case, to the extent related to any period of such arrangement. If such Consent is obtained, (1) Seller shall, or shall cause its applicable Affiliate to, promptly assign, convey, deliver and transfer any such Transferred Asset or Transferred Company Equity Interest to Buyer or its designated Buyer Companies and (2) Buyer shall, or shall cause its applicable Subsidiary to, promptly assign, convey, deliver and transfer any such Excluded Asset to Seller or its Affiliate, in each case in the foregoing clauses (1) and (2), at no additional cost. If such Consent is not obtained and no arrangement is promptly established pursuant to clause (ii), Seller will be deemed to have fulfilled its obligations under this Agreement and under no circumstances shall the Consideration be reduced or Seller or its Affiliates be subject to any liability on account of the failure to obtain any such Consent, subject in each case to Seller’s compliance with its obligations pursuant to this Section 2.1(h) and Section 7.3(a).

(i)                 Recording and Similar Responsibilities. Notwithstanding the foregoing provisions of this Section 2.1, it shall be (i) Seller’s responsibility to prepare the applicable Copyright assignments, Patent assignments and Trademark assignments and to record such assignments following execution thereof by Seller or its Affiliate, to a Transferred Entity in connection with the Reorganization Plan at or prior to the Closing; (ii) Seller’s responsibility to prepare the applicable Copyright assignments, Patent assignments and Trademark assignments and Buyer’s responsibility to record such assignments following execution thereof by an Asset Selling Company at the Closing; (iii) Seller’s responsibility to prepare and deliver the applicable deeds, assignment and assumption of leases, easements, local transfer forms, certificates of affidavits, including any other documents necessary (other than any Transfer Tax forms, which are addressed in Section 10.3) to effectuate the transfer of the Transferred Real Property (the “Real Property Transfer Forms”) to a Transferred Entity in connection with the Reorganization Plan or prior to the Closing; (iv) Seller’s responsibility to prepare the Real Property Transfer Forms and Buyer’s responsibility to file or record (as applicable) such Real Property Transfer Forms following execution thereof by an Asset Selling Company; and (v) except as expressly set forth in this Agreement, each of Buyer and Seller shall bear 50% of all fees, duties and other costs payable in connection with the recording and registration of title to the Transferred Assets and Transferred Equity Interests in the name of a Transferred Entity, Buyer, the Buyer Companies and their Affiliates; provided that the Parties and their Affiliates shall use reasonable efforts to assist the other Party and its Affiliates with respect to the foregoing clauses (i), (ii), (iii) and (iv).

Section 2.2              Purchase Price at Closing.

(a)                At the Closing, Buyer shall pay (or shall cause one or more of its Affiliates as Buyer may designate to pay), on behalf of Buyer and the Buyer Companies, to Seller (or one or more of its Affiliates as Seller may designate), on behalf of Seller and the other Selling Companies, an amount in cash equal to (i) the Purchase Price as adjusted pursuant to Section 2.2(c) (the “Base Closing Purchase Price”) less (ii) the sum of the Deferred Purchase Prices for all Deferred Jurisdictions (if any). Such Purchase Price (as reduced in accordance with the previous sentence) shall be paid in immediately available funds by wire transfer to a U.S. bank account in accordance with written instructions given by Seller to Buyer not less than two (2) Business Days prior to the Closing or such later time as may be agreed by Seller and Buyer. Following the Closing, the Purchase Price shall be subject to further adjustment as provided for in Section 2.3.

(b)                On or prior to the fifth Business Day prior to the Closing Date, Seller shall prepare and deliver to Buyer a statement (the “Estimated Statement”) setting forth Seller’s good-faith estimates of the following amounts: (i) Funded Indebtedness, Cash Equivalents, Excess Cash Equivalents the Intercompany Payable Amount, and the Intercompany Receivable Amount, in each case, as of the Measurement Time; (ii) based on the estimates described in clause (i), taking into account the Pension Underfunded Liability Amount, the CapEx Underfunding Amount, the Net Indebtedness as of the Measurement Time (the “Estimated Net Indebtedness”); (iii) the Inventory, Accounts Receivable, Other Current Assets, Other Current Liabilities and Accounts Payable, in each case, as of the Measurement Time; (iv) based on the estimates described in clause (iii), the Net Working Capital as of the Measurement Time (the “Estimated Net Working Capital Amount”); and (v) the Purchase Price payable at Closing as adjusted pursuant to Section 2.2(a) and Section 2.2(c) based on the foregoing estimates, which Estimated Statement shall include a worksheet setting forth in reasonable detail how each such amount was calculated. Seller shall consider in good faith any comments made by Buyer in writing to the Estimated Statement at least three (3) Business Days prior to Closing; provided that if Seller and Buyer do not mutually agree upon the calculations to be included in the Estimated Statement, Seller’s calculations shall be used at the Closing as the basis for determining the Purchase Price payable at Closing pursuant to Section 2.2(c) and in no event will the Closing be delayed in any manner in connection with Buyer’s review of the Estimated Statement or the consideration of any proposed revisions, or Seller agreeing to make any modifications thereto.

(c)                Adjustments at Closing.

(i)                 The Purchase Price specified in Section 2.2(a) to be paid at the Closing shall be (A) increased, if the Estimated Net Indebtedness is a negative number, on a dollar-for-dollar basis by the amount equal to the absolute value of the Estimated Net Indebtedness or (B) decreased, if the Estimated Net Indebtedness is a positive number, on a dollar-for-dollar basis by the amount equal to the Estimated Net Indebtedness.

(ii)               The Purchase Price specified in Section 2.2(a) to be paid at the Closing shall be (A) increased, by the amount (if any) by which the Estimated Net Working Capital Amount exceeds the Net Working Capital Target Amount, on a dollar-for-dollar basis by the amount of such excess or (B) decreased, by the amount (if any) by which the Estimated Net Working Capital Amount is less than the Net Working Capital Target Amount, on a dollar-for-dollar basis by the absolute value of such deficit.

Section 2.3              Purchase Price Adjustment following Closing for Net Working Capital and Net Indebtedness.

(a)                Within 90 days after the Closing Date, Buyer shall prepare and deliver to Seller a statement (in its draft form, the “Price Adjustment Statement”), setting forth Buyer’s good faith estimates of (i) the Net Working Capital (the “Closing Net Working Capital Amount”), (ii) the Net Indebtedness (the “Closing Net Indebtedness”), and (iii) the Purchase Price (as adjusted pursuant to this Section 2.3), in each case as of the Measurement Time, which statement shall include a worksheet setting forth in reasonable detail how such amount was calculated (it being understood and agreed that, in the case that any Deferred Transfer is required, the Price Adjustment Statement delivered by Buyer shall include any such Deferred Business); provided that the amount of Excess Cash Equivalents shall not be deducted from Cash Equivalents in the calculation of Closing Net Indebtedness. To the extent that the Closing Net Working Capital Amount, as finally determined in accordance with this Section 2.3, is greater than or less than the Estimated Net Working Capital Amount, the Purchase Price shall be adjusted as described in Section 2.3(g) below. To the extent that the Closing Net Indebtedness, as finally determined in accordance with this Section 2.3, is greater than or less than the Estimated Net Indebtedness, the Purchase Price shall be adjusted as described in Section 2.3(h) below.

(b)                (i) In connection with the preparation and review of the Price Adjustment Statement and Buyer’s review of the Estimated Statement, Seller shall promptly (A) assist, and shall cause its Affiliates to assist, Buyer and its Representatives’ preparation of the Price Adjustment Statement and (B) afford to Buyer and its Representatives reasonable access during normal business hours upon reasonable advance notice to current and former advisors and accountants and the personnel of Seller and its Affiliates and the properties, books and records, work papers (subject to the execution of customary access letters required by any applicable accountants) and other information of the Business in the possession of Seller or any of its Affiliates, in each case, to the extent relevant to Buyer’s preparation of the Price Adjustment Statement (including any taking and preparing of physical counts of Inventory) or Buyer’s review of the Estimated Statement, as applicable; and (ii) in connection with Seller’s review (or preparation, if applicable) of the Price Adjustment Statement, Buyer shall promptly afford to Seller and its Representatives reasonable access during normal business hours upon reasonable advance notice to the advisors, accountants and personnel of Buyer and the properties, books and records, work papers (subject to the execution of customary access letters required by any applicable accountants) and other information of the Business in the possession of Buyer or any of its Affiliates, in each case, used in the preparation of the Price Adjustment Statement. Each Party shall not, and shall cause its Affiliates not to, take any action intended to limit the other Party’s reasonable access to the advisors or personnel, properties, books or records as set forth in the foregoing sentence.

(c)                The Price Adjustment Statement shall become final, conclusive and binding upon the Parties on the forty-fifth (45th) day following receipt thereof by Seller unless Seller gives written notice of its disagreement (a “Notice of Disagreement”) to Buyer prior to such date. Any Notice of Disagreement shall specify (i) in reasonable detail the nature and amount of any disagreement so asserted; (ii) disagreements with respect to (and only with respect to) (A) whether the calculation of the Closing Net Working Capital Amount or Closing Net Indebtedness was prepared in accordance with this Section 2.3 (including the definitions thereof and, where applicable, in accordance with the Closing Account Principles), and (B) whether there were mathematical errors in the Price Adjustment Statement; and (iii) the amounts that Seller reasonably believes are the correct Closing Net Working Capital Amount or Closing Net Indebtedness, as applicable, based on the disagreements set forth in the Notice of Disagreement, including a reasonably detailed description of the adjustments applied to the Price Adjustment Statement in calculating such amount. If a timely Notice of Disagreement is received by Buyer, then the Price Adjustment Statement (as revised in accordance with clause (x) or (y) below) shall become final, conclusive and binding upon the Parties on the earlier of (x) the date the Parties resolve any differences they have with respect to any matter specified in the Notice of Disagreement or (y) the date RSM US LLP or, if RSM US LLP is unable or unwilling to serve, another international accounting firm mutually agreed upon by Seller and Buyer (such firm, the “Accounting Firm”), delivers the final Price Adjustment Statement to the Parties (in accordance with the procedure set forth in this Section 2.3).

(d)                During the 30-day period immediately following the timely delivery of a Notice of Disagreement (or such longer period as the Parties may agree in writing), Seller and Buyer shall seek in good faith to resolve in writing any differences they may have with respect to any matter specified in the Notice of Disagreement. At the end of such 30-day (or longer) period, Seller and Buyer shall submit for review and resolution by the Accounting Firm any and all matters that were included in such Notice of Disagreement and remain in dispute, and the Accounting Firm shall make a final determination of such matters remaining in dispute (and shall use such determination to prepare the final Price Adjustment Statement), which determination shall be final, conclusive and binding on the Parties, absent manifest error of the Accounting Firm or fraud; provided, however, the scope of such determination by the Accounting Firm shall be limited to (i) those matters that remain in dispute and that were included in such Notice of Disagreement (including any sub-matters subordinate to a larger included matter), (ii) whether the calculation of such matters was prepared in accordance with this Section 2.3 (including the definitions thereof and in accordance with the Closing Account Principles to the extent applicable), and (iii) whether there were mathematical errors in the calculation of such matters, and the Accounting Firm is not authorized or permitted to make any other determination; provided, further that, for the avoidance of doubt, the Accounting Firm may not assign a value to any such matter greater than the greatest value claimed for such matter by either Buyer or Seller or less than the smallest value for such matter claimed by either Buyer or Seller.

(e)                Without limiting the generality of this Section 2.3, the Accounting Firm is not authorized or permitted to make any determination as to the accuracy of Section 5.5 or any other representation or warranty in this Agreement or as to compliance by Seller or any of its Affiliates with any of the covenants in this Agreement (other than this Section 2.3). The Accounting Firm (A) shall make its final determination of such matters in dispute based solely on (i) the definitions and other applicable provisions of this Agreement (and shall not conduct an independent investigation), (ii) a single written presentation submitted by each of Buyer and Seller (which the Accounting Firm shall be instructed to distribute to Buyer and Seller upon receipt of both such presentations) and (iii) one written response of each of Buyer and Seller to each such presentation so submitted (which the Accounting Firm shall be instructed to distribute to Buyer and Seller upon receipt of such responses) and (B) shall be instructed to provide for prompt resolution of any such matters in dispute and, in any event, to make its determination in respect of such matters in dispute within thirty (30) days following its retention and communicate its determination in a written report to Buyer and Seller with a reasoned explanation as to how it resolved each such matter in dispute. Neither Buyer nor Seller shall have any ex parte communications with the Accounting Firm relating to this Section 2.3(e) or this Agreement. The determinations of the Accounting Firm shall be final, conclusive and binding on the Parties, absent manifest error of the Accounting Firm or fraud. Judgment may be entered upon the determination of the Accounting Firm in New York State Supreme Court or any other court having jurisdiction over the Party against which such determination is to be enforced. The fees and expenses of the Accounting Firm pursuant to this Section 2.3 shall be borne by Seller, on the one hand, and Buyer, on the other hand, in inverse proportion as they may prevail on matters resolved by the Accounting Firm, which proportionate allocations shall also be determined by the Accounting Firm at the time the determination of the Accounting Firm is rendered on the merits of the matters submitted. For the avoidance of doubt, neither the calculations nor the purchase price adjustment to be made pursuant to Section 2.3 is intended to be used to adjust for errors or omissions, including with respect to any adjustment proposed by auditors (whether or not made), that may be found with respect to the Financial Statements, for which, except in the case of Fraud, Article 11 shall be the sole and exclusive remedy. No change in GAAP or Law (or interpretation or enforcement thereof) after the date hereof, shall be taken into consideration in the calculations to be made pursuant to Section 2.3. It is understood that (i) the example calculation of Net Working Capital set forth on Annex I is attached only for the purposes set forth in the definition of “Net Working Capital” and (ii) the Net Working Capital Target Amount is a negotiated number derived independently of the example calculation of Net Working Capital set forth on Annex I.

(f)                 A Party claiming that the other Party has failed to comply with its obligations under Section 2.3(b) to provide access to information required pursuant to Section 2.3(b) may initiate the appointment of the Accounting Firm by making a written request directly to the Accounting Firm; provided, that the Party making such claim must provide prompt prior written notice to the other Party of its intent to appoint the Accounting Firm and a reasonable period of time, but in no event fewer than five (5) Business Days, for the other Party to cure any such alleged failure. If any Party initiates the appointment of the Accounting Firm under this Section 2.3(f), the Accounting Firm shall have the authority (i) to determine if a Party has complied with its obligations to provide access to the information required pursuant to Section 2.3(b) and to order that a Party comply with any such obligations; (ii) if the Accounting Firm determines a Party has breached such obligations, to extend any deadlines set forth in this Section 2.3 to reasonably account for any delay caused by such breach, including the immediate temporary suspension of such deadlines during the time period necessary to resolve the disputed issue; and (iii) to allow a Party the right to amend any prior Price Adjustment Statement or Notice of Disagreement where it finds that such Party had been prejudiced by the failure to have been provided access to such information.

(g)                If the final Price Adjustment Statement discloses that the amount equal to the Closing Net Working Capital Amount minus the Estimated Net Working Capital Amount is a positive number (the “Positive Net Working Capital Adjustment Amount”), then the Positive Net Working Capital Adjustment Amount shall be added on a dollar-for-dollar basis to the Purchase Price. If the final Price Adjustment Statement discloses that the amount equal to the Closing Net Working Capital Amount minus the Estimated Net Working Capital Amount is a negative number (the absolute value of such negative number, the “Negative Net Working Capital Adjustment Amount”), then the Purchase Price shall be reduced on a dollar-for-dollar basis by the Negative Net Working Capital Adjustment Amount. If the final Price Adjustment Statement discloses that the Closing Net Working Capital Amount is equal to the Estimated Net Working Capital Amount, then there shall be no adjustment under this Section 2.3(g) to the Purchase Price.

(h)                If the final Price Adjustment Statement discloses that Estimated Net Indebtedness exceeds the Closing Net Indebtedness, then the amount of such excess shall be added on a dollar-for-dollar basis to the Purchase Price (such excess, the “Upward Adjustment”). If the final Price Adjustment Statement discloses that Estimated Net Indebtedness is less than the Closing Net Indebtedness, then the Purchase Price shall be reduced on a dollar-for-dollar basis by the absolute value of the amount of such deficit (such excess, the “Downward Adjustment”). If the final Price Adjustment Statement discloses that Estimated Net Indebtedness is equal to Closing Net Indebtedness, then there shall be no adjustment under this Section 2.3(h) to the Purchase Price.

(i)                 No payment of the Upward Adjustment or Positive Net Working Capital Adjustment Amount by Buyer or a Downward Adjustment or Negative Net Working Capital Adjustment Amount by Seller pursuant to this Section 2.3 need be made by either Party until the date that is ten (10) Business Days after the determination of the final Price Adjustment Statement in accordance with this Section 2.3 (the “Price Adjustment Due Date”); provided, that on or before the Price Adjustment Due Date, Buyer or Seller, as applicable, shall pay or cause to be paid to the other Party (or one or more of its Affiliates as may be designated by such receiving Party), in immediately available funds, by wire transfer to one or more bank accounts, designated in writing at least two (2) Business Days prior to the Price Adjustment Due Date by the Party receiving payment, cash in U.S. dollars in an amount equal to the aggregate Purchase Price adjustment under Section 2.3(g) and Section 2.3(h).

Section 2.4              Allocation of the Consideration.

(a)                Within sixty (60) days following the determination of the final Price Adjustment Statement pursuant to Section 2.3, Seller shall prepare and deliver to Buyer an allocation of the Consideration (and any other relevant amounts properly treated as Consideration for applicable Tax purposes) among the Transferred Assets and the Transferred Equity Interests (and the assets of any Transferred Company, if any, to the extent required by applicable Tax Law) as of the Closing in accordance with the allocation principles set forth on Exhibit G for U.S. federal (and applicable state and local) income tax purposes, and, to the extent required by applicable Law, for non-U.S. Tax purposes (the “Allocation Statement”).

(b)                If, within thirty (30) days after the delivery of the Allocation Statement, Buyer notifies Seller that Buyer objects to the allocation set forth in the Allocation Statement, Buyer and Seller shall seek in good faith to resolve such dispute within thirty (30) days. In the event that Buyer notifies Seller that it accepts the Allocation Statement, or does not notify the Seller of any objections to the Allocation Statement during such 30-day period, Buyer shall be considered to have accepted the accuracy of the Allocation Statement delivered by Seller.

(c)                In the event that Buyer and Seller are unable to resolve such dispute within thirty (30) days, Buyer and Seller shall jointly retain, and cooperate in good faith with, the Independent Accountant acting as an expert and not as an arbitrator, to promptly resolve the disputed items. The Independent Accountant shall be instructed to base its decision solely on written presentations provided by Buyer and Seller and in accordance with the terms of this Agreement. The fees, costs and expenses of the Independent Accountant shall be allocated to be paid by Seller and Buyer in inverse proportion as they may each prevail on matters resolved by the Independent Accountant, which proportionate allocations shall also be determined by the Independent Accountant at the time the determination of the Independent Accountant is rendered on the merits of the matters submitted. The Independent Accountant’s resolution shall be final and binding upon Buyer and Seller and such resolution shall be incorporated into the Allocation Statement.

(d)                If Buyer and Seller agree (or are deemed to agree) upon the Allocation Statement or the Independent Accountant resolves the Allocation Statement, (i) the Parties shall file all Tax Returns reporting the purchase and sale of the Transferred Assets and Transferred Equity Interests pursuant to this Agreement in a manner consistent with the Allocation Statement, (ii) no Party shall take any position with respect to the purchase and sale of the Transferred Assets and Transferred Equity Interests pursuant to this Agreement before any Taxing Authority that is inconsistent with the Allocation Statement absent a determination (within the meaning of Section 1313(a) of the Code or analogous provision of applicable Law) or the prior written consent of the Seller or Buyer, as applicable (provided that (i) neither Buyer nor Seller, any of their respective Affiliates nor any Transferred Entity shall be required to litigate before any court any proposed deficiency or adjustment by any Taxing Authority challenging such proposed deficiency or adjustment by any Taxing Authority and (ii) in the event of any Applicable Tax Contest, to the extent of any conflict between the provisions of this Section 2.4 and the provisions of Section 10.7, the provisions of Section 10.7 shall control), (iii) any adjustments to the Consideration shall be reflected in the Allocation Statement in a manner consistent with applicable Tax Law as mutually agreed by the Parties (it being understood that no Party will unreasonably withhold, condition or delay such agreement), and (iv) if any Taxing Authority challenges a position with respect to the agreed-upon Allocation Statement, the Person receiving notice of the challenge shall promptly provide notice to the other Parties.

Section 2.5              Withholding.

(a)                Except with respect to the jurisdictions listed in Schedule 2.5(a)(i), each of Buyer and its Affiliates shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as are required to be deducted and withheld under the Code, or any Tax Law. In connection with the determination of whether withholding or deduction is required, Seller or its applicable Affiliate shall comply with the procedures described in Schedule 2.5(a)(ii). If a payor determines that an amount is required to be deducted and withheld, except with respect to compensatory expenses paid to service providers of any Transferred Entity, Buyer shall promptly notify Seller of such determination, but in no event more than 60 days after the date hereof. During the 20 day period following the delivery of the notice provided by Buyer pursuant to the preceding sentence, Seller shall review such determination and shall notify Buyer of any disagreement with such determination. Seller and Buyer shall endeavor in good faith to resolve any such disputes. If Seller and Buyer cannot resolve any dispute regarding any proposed withholding by Buyer during such 20 day period, Seller shall have the opportunity to deliver to Buyer at least five Business Days prior to the date on which the payor is otherwise required to make the applicable payment an opinion of tax counsel reasonably satisfactory to Buyer in form and substance reasonably acceptable to Buyer, to the effect that it is at least “more likely than not” that such withholding is not required under applicable Law, in which case Buyer shall not withhold on such portion of the purchase price. In the absence of such opinion, Buyer shall be entitled to withhold on such portion of the purchase price in accordance with applicable Law. If a payor will withhold on any portion of the purchase price pursuant to the terms of this Section 2.5(a), the amount of such withholding shall be determined in accordance with Exhibit G and Section 2.4.

(b)                Notwithstanding Section 2.5(a), each of Buyer and its Affiliates shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as are required to be deducted and withheld under the Code, or any Tax Law (including, for the avoidance of doubt, with respect to any jurisdiction listed in Schedule 2.5(a)(i) to the extent a change in applicable Law relates to such jurisdiction) if, following a modification of the Reorganization Plan pursuant to Section 2.1(e), the identification of a new Non-Resident Buyer Jurisdiction pursuant to Section 10.9(d) or pursuant to a change in applicable Law, a payor determines that an amount is required to be deducted and withheld as a result of such modification, identification or change in applicable Law, such payor shall, except with respect to compensatory expenses, use commercially reasonable efforts to provide the payee with reasonable notice of the payor’s intent to deduct and withhold and reasonably cooperate with the payee to reduce, minimize or eliminate such potential deductions and withholdings, including by providing a reasonable opportunity for the payee to provide forms or other evidence that would reduce or exempt such amounts from deduction or withholding. If a payor will withhold on any portion of the purchase price pursuant to the terms of this Section 2.5(b), the amount of such withholding shall be determined in accordance with Exhibit G and Section 2.4.

(c)                To the extent that amounts are withheld in accordance with this Section 2.5, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

Section 2.6              Accounting Principles.

The Price Adjustment Statement and the Estimated Statement shall be unaudited and prepared in accordance with the defined terms in this Agreement and, to the extent applicable, the Closing Account Principles.

Article 3
CLOSING

Section 3.1              Closing.

(a)                The Closing shall take place remotely through the electronic exchange of signatures (i) on the last Business Day of the month following the satisfaction (or, to the extent permitted by Law, waiver by the Parties entitled to the benefits thereof) of all the conditions set forth in Article 4 (other than those conditions that by their terms are to be satisfied at the Closing but subject to the satisfaction (or, to the extent permitted by Law, waiver by the Parties entitled to the benefits thereof) of such conditions) occurs, provided that if such satisfaction or waiver occurs within the last five (5) days of a month, the Closing shall take place on the last Business Day of the following month, provided, further, notwithstanding the foregoing if the Seller has not delivered to Buyer the Cutover Readiness Notice in accordance with Section 7.10 on or before the date that is three (3) Business Days before the Closing is otherwise required to occur, the Closing shall take place on the sooner of (x) the last Business Day of the month that is at least three (3) Business Days following the delivery by Seller to Buyer of the Cutover Readiness Notice or (y)the End Date or (ii) at such other time and place as the Parties may mutually agree in writing; provided, however, that the Closing shall not occur prior to the date that is 45 days after the date of this Agreement without the prior written consent of Buyer. The date on which the Closing occurs is the “Closing Date”. Subject to Section 3.1(b), all of the actions to be taken and documents to be executed and delivered at the Closing shall be deemed to be taken, executed and delivered simultaneously, and no such action, execution or delivery shall be effective until all are complete, except as specifically provided herein. Subject to Section 3.1(b), the Closing shall be deemed to be effective as to each jurisdiction in which the Transferred Assets and the Transferred Company Equity Interests are transferred to, and the Assumed Liabilities are assumed by, Buyer or the applicable Buyer Company as of the Effective Time.

(b)

(i)                 Notwithstanding anything herein to the contrary, (A) if any required filing, consent, approval or action, or expiration or termination of any waiting period required to be made, received or obtained relating to the Reorganization Plan or the Acquisition that is set forth under the heading “Required Action” on Schedule 3.1(b) (each, a “Required Action”) shall not have been obtained or completed or otherwise waived, to the extent permitted by Law, in writing by Buyer and Seller by the Closing Date and (B) if all the conditions of Article 4 have been satisfied or waived and the Closing will take place, then provided this is permitted by Law, the transfer of the Transferred Assets, the transfer of the Transferred Equity Interests and the assumption of the Assumed Liabilities in the jurisdiction set forth under the heading “Deferred Jurisdiction” on Schedule 3.1(b) opposite the applicable Required Action (each such jurisdiction, a “Deferred Jurisdiction” and such Transferred Assets, Transferred Equity Interests and Assumed Liabilities, collectively, a “Deferred Business”) will not occur on the Closing Date, but shall instead occur as set forth in this Section 3.1(b). Subject to Section 7.4, the Parties shall use reasonable best efforts to ensure that any Deferred Transfer occurs as soon as reasonably practicable after all of the Required Actions with respect to such Deferred Jurisdiction shall have been obtained or completed or otherwise waived, to the extent permitted by Law, in writing by Buyer and Seller (the date on which the Local Closing occurs, the “Local Closing Date”) in accordance with this Section 3.1(b). Notwithstanding anything to the contrary set forth in this Agreement but subject to the conditions set forth in Article 4, the Closing Date shall not be delayed as a result of any Deferred Transfer and the amount paid at the Closing pursuant to Section 2.2 shall be reduced by the amount equal to the Base Closing Purchase Price multiplied by the percentage set forth on Schedule 1.1(c) with respect to each Deferred Business (such percentage, with respect to a Deferred Jurisdiction, the “Deferred Business Percentage”) as a result of any Deferred Transfer (such amount, with respect to a Deferred Jurisdiction, the “Deferred Purchase Price”). At the closing of each Deferred Transfer, Seller and its Affiliates, on the one hand, and Buyer and the Buyer Companies, on the other, shall execute and deliver the Business Transfer Documents pertaining to such Deferred Jurisdictions in accordance with Section 2.1(g) and Buyer shall or shall cause to be paid to Seller or its designated Affiliates such portion of the Deferred Purchase Price attributable to the Deferred Jurisdiction. Notwithstanding that legal title to the Deferred Businesses will not be transferred to Buyer on the Closing Date, all provisions of this Agreement (including the calculation of Net Working Capital, Net Indebtedness, the Purchase Price adjustments and the indemnification provisions) shall apply to the Parties as though such transfer occurred at the Closing, except to the extent otherwise expressly provided in this Section 3.1(b). The Parties agree that the Transition Services Agreement to be executed on the Closing Date will include services and fees pertaining to the Deferred Jurisdictions, but notwithstanding the inclusion of such services and fees in the Transition Services Agreement on the Closing Date, no services shall be provided thereunder and no fees shall be paid thereunder with respect to the Deferred Jurisdictions prior to the Local Closing Date with respect to such Deferred Jurisdictions, but shall instead commence on the Local Closing Date with respect to the applicable Deferred Jurisdiction. Neither Seller nor any of its Affiliates makes any representation or warranty of any kind whatsoever, whether express or implied, at Law or in equity, with respect to the Deferred Businesses, other than as set forth in Article 5 of this Agreement (which representations are given only as of the date of this Agreement and as at the Closing Date) and the certificate delivered to be delivered at the Closing pursuant to Section 4.2(c), in accordance with the terms of this Agreement.

(ii)               From and after the Closing, and until such time as a Deferred Business has been transferred to Buyer (or its designated Affiliate) pursuant to Section 3.1(b)(v) (each such transfer, a “Deferred Transfer”), such Deferred Business (including all Cash Equivalents generated with respect thereto) will be held in trust for Buyer’s (or its designated Affiliate’s) benefit and account and will be managed and operated by Seller and its Affiliates for Buyer’s (or its designated Affiliate’s) benefit and account. From and after the Closing Date, such Deferred Business shall be run on a “locked box” basis with no cash or other assets (other than Excluded Assets) distributed from the applicable Subsidiary of Seller that operates such Deferred Business (to the extent such cash or other assets are related to the Deferred Business) to Seller or any of its other Affiliates and Buyer shall be entitled to all cash with respect to such Deferred Business and included in the calculation of Net Indebtedness and all cash generated by the Deferred Business after the Closing Date and may, in its sole discretion and to the extent not prohibited by Law or reasonably required to operate the Deferred Business in such Deferred Jurisdiction, elect to have such cash transferred to Buyer (or its designee) at any time; provided that such election may not be made more than once per month (or such period permitted by applicable Law) and must be on at least three (3) Business Days’ notice. For the avoidance of doubt, neither Seller nor its Affiliates shall be required to fund or contribute any cash or other assets to any Deferred Business during the Interim Period.

(iii)             Except as otherwise contemplated by Section 3.1(b), during the period from and including the Closing Date through (and including) the Local Closing Date (the “Interim Period”), (A) each Deferred Business will be operated and managed, unless prohibited by applicable Law, otherwise in such manner as Buyer shall request in its sole discretion and, to the extent prohibited by applicable Law, in the ordinary course of business on a basis consistent with past practice, and (B) Seller’s pre-Closing obligations pursuant to Section 7.2 will continue in force with respect to such Deferred Business, until the Deferred Transfer of such Deferred Business occurs (and all references to Closing Date therein shall refer to the Local Closing Date). Seller shall (1) promptly give Buyer notice of any instruction of Buyer that violates applicable Law and (2) unless restricted by applicable Law, give Buyer full access to the assets, employees, facilities, Contracts, books and records and other documents and data relating to the Deferred Business and otherwise reasonably cooperate with Buyer, including providing reports to the extent provided in the ordinary course of business, to provide Buyer with the operating performance, changes in net working capital and other relevant business information. Buyer and Seller will, and will cause their respective Affiliates to, use commercially reasonable efforts to minimize any Liability for Taxes with respect to any Deferred Business.

(iv)              Except to the extent relating to or arising out of gross negligence or willful misconduct by Seller or its Affiliates or for Losses for which Seller is required to indemnify Buyer pursuant to Section 11.2, Buyer will indemnify and hold harmless the Seller Indemnitees from and against any and all Losses which the Seller Indemnitees may incur or suffer a result of Seller’s and its Affiliates’ post-Closing direct or indirect ownership, management or operation of each Deferred Business (such amounts indemnified by Buyer, with respect to any Deferred Jurisdiction, the “Deferred Business Losses”).

(v)                The closing of a transfer of each Deferred Business will be effected on the fifth Business Day after the applicable Required Action in such Deferred Jurisdiction have been obtained or completed (or upon the waiver, to the extent permitted by Law, thereof in writing by the Buyer and Seller), or at such other time as the Parties may agree in writing. In the event that any Required Action is not obtained or completed on or before the date that is one year following the Closing Date, Buyer shall have the right by written notice to Seller, to terminate its obligation to acquire the Deferred Business to which such Required Action relates, in which event (w) within five (5) Business Days thereafter, if the Deferred Business True Up Amount is a negative amount, Seller shall pay to Buyer and if the Deferred Business True Up Amount is a positive amount, Buyer shall pay to Seller an amount equal to the Deferred Business True Up Amount, (x) Seller’s obligations to run such Deferred Business in trust for the benefit of Buyer shall terminate, (y) Buyer’s right to acquire such Deferred Business shall terminate and (z) all of the Parties other rights and obligations with respect to such Deferred Business under this Section 3.1(b) shall terminate. For purposes of this Agreement, “Deferred Business True Up Amount” means, with respect to any Deferred Business, an amount equal to (A) any amount transferred to Buyer or its designee after the Closing Date in respect of such Deferred Business in accordance with Section 3.1(b)(ii) minus (B) the Deferred Business Losses attributable to such Deferred Business.

(vi)              With respect to each Employee who is primarily based in a Deferred Jurisdiction as of the Closing Date (a “Deferred Jurisdiction Employee”), (A) the Closing Date for the purposes of Article 9 shall be deemed to be replaced with the relevant Local Closing Date, (B) any rights or obligations of the Parties with respect to the Deferred Jurisdiction Employees pursuant to Article 9 of this Agreement that are said to be effective as of the Closing, the Closing Date or the Effective Time shall be deemed to be effective as of the Local Closing Date and (C) the restrictions in Section 7.2(b)(iii) and Section 7.2(b)(xiii) shall apply during the Interim Period. Seller shall update Schedule 9.1 (as defined in Section 1 of Exhibit L) periodically during the Interim Period to reflect any additional Deferred Jurisdiction Employees, new hires, transfers, retirements, resignations, dismissals and other employment terminations with respect to Deferred Jurisdiction Employees that may have occurred at any time during the Interim Period in accordance with the terms of this Agreement. The Parties acknowledge that certain Transferred Employees (other than the Deferred Jurisdiction Employees) have roles and responsibilities pertaining to the operation of the Business in the Deferred Jurisdictions, and agree that such Transferred Employees may continue to have such roles and responsibilities during the Interim Period.

(vii)            If the Reorganization Plan is revised in accordance with Section 2.1(e), Seller and Buyer will revise Schedule 3.1(b) prior to Closing to reflect any additional Required Actions applicable based on such revised Reorganization Plan.

(viii)          For purposes of Section 7.1, Section 7.2, Section 7.3(b), Section 8.2(b), Section 8.3 Section 8.4, Article 9 and Section 11.1 to the extent applicable to the Deferred Jurisdictions, all references to the Closing Date or the Effective Time shall be deemed to be references to the Local Closing Date.

(ix)              To the extent permitted by applicable Tax Laws, Seller and Buyer and their respective Affiliates agree to treat and report, and to cause their respective Affiliates to treat and report, on their Tax Returns, the Transferred Assets and the Transferred Company Equity Interests that are subject to the provisions of this Section 3.1 as assets owned by the Buyer or its applicable Affiliates as of the Closing Date.

Section 3.2              Closing; Deliveries.

(a)                At the Closing, Seller, for itself and as agent for the other Selling Companies, shall deliver or cause to be delivered the following (unless delivered previously) to Buyer, for itself and as agent for the Buyer Companies:

(i)                 the Transition Services Agreement, duly executed by Seller;

(ii)               the Assignment and Assumption Agreement, as contemplated by Section 2.1(a) and Section 2.1(c), duly executed by Seller;

(iii)             the duly executed and accepted (as an option) Local Offer Letters to each Excepted Selling Company as contemplated by Section 2.1(e);

(iv)              the Business Transfer Documents for each applicable jurisdiction as contemplated by Section 2.1(g), duly executed by the appropriate Seller Affiliate;

(v)                the Equity Interest Certificates and the Transfer Powers as contemplated by Section 2.1(a);

(vi)              the officer’s certificate referred to in Section 4.2(c), duly executed by Seller;

(vii)            subject to Section 7.8, the Shared Site Agreements, duly executed by the applicable Selling Company or Seller Affiliate;

(viii)          subject to Section 7.8, the Toll Manufacturing Agreement, duly executed by the applicable Selling Company or Seller Affiliate;

(ix)              a written resignation or termination, effective as of the Closing, of each director or officer (or equivalent position) of any of the Transferred Entities who is not a Transferred Employee, in each case, from all of his or her director and officer (or equivalent) positions with the Transferred Entities; and

(x)                a properly completed, signed and dated IRS Form W-9 of Seller, Huntsman International LLC, Huntsman Polyurethanes Venture I LLC and any Asset Selling Company or any Entity Selling Company that is a United States Person within the meaning of Section 7701(a)(30) of the Code.

(b)                At the Closing, Buyer, for itself and as agent for the Buyer Companies, shall deliver the following (unless delivered previously) to Seller, for itself and as agent for the other Selling Companies:

(i)                 the Purchase Price (as adjusted by Section 2.2(c) and Section 3.1(b)) by wire transfer in dollars in immediately available funds in accordance with the written instructions provided by Seller pursuant to Section 2.2(a);

(ii)               the Transition Services Agreement, duly executed by Buyer;

(iii)             the Assignment and Assumption Agreement, as contemplated by Section 2.1(a) and Section 2.1(c), duly executed by Buyer or the applicable Buyer Companies;

(iv)              the Business Transfer Documents for each applicable jurisdiction as contemplated by Section 2.1(e), duly executed by the appropriate Affiliate of Buyer;

(v)                the officer’s certificates pursuant to Section 4.3(c), duly executed by Buyer and the Archroma Financing Party;

(vi)              subject to Section 7.8, the Shared Site Agreements, duly executed by the applicable Transferred Entity or Buyer Affiliate; and

(vii)            subject to Section 7.8, the Toll Manufacturing Agreement, duly executed by the applicable Transferred Entity or Buyer Affiliate.

Article 4
CONDITIONS TO CLOSING

Section 4.1              Conditions to the Obligations of Buyer and Seller. All of the respective obligations of Buyer and Seller hereunder are subject to fulfillment, prior to or as of the Closing Date, of the following conditions (compliance with which or the occurrence of which may be waived in whole or in part, to the extent permitted by applicable Law, by either Party in writing with respect to fulfillment of conditions to its own obligations):

(a)                Any waiting period applicable to the transactions contemplated by this Agreement under any of the Required Approvals shall have expired or been terminated and any consents or approvals required under any of the Required Approvals shall have been obtained;

(b)                No Legal Restraint enjoining, restraining or otherwise preventing the consummation of the transactions contemplated by this Agreement shall be in effect.

Section 4.2              Conditions to the Obligations of Buyer.

All of the obligations of Buyer hereunder are subject to fulfillment, prior to or as of the Closing Date, of the following conditions (compliance with which or the occurrence of which may be waived in whole or in part, to the extent permitted by applicable Law, by Buyer in writing):

(a)                (i) Each of the Fundamental Representations of Seller shall be true and correct in all respects (other than de minimis inaccuracies), in each case, on and as of the date hereof and as of the third (3rd) Business Day following the satisfaction (or, to the extent permitted by Law, waiver by the Parties entitled to the benefits thereof) of all the other conditions set forth in Article 4 (other than those conditions that by their terms are to be satisfied at the Closing) (such day, the “Bring-Down Date”) and on and as of the Bring-Down Date as though made on and as of the Bring-Down Date (other than such representations and warranties that are expressly made as of a specified date, which shall be so true and correct as of the date specified; provided that if the date specified is the Closing or the Closing Date, such date specified shall be the Bring-Down Date) and (ii) all other representations and warranties of Seller contained herein shall be true and correct (without giving effect to any materiality or Material Adverse Effect or similar qualifications contained in such representations and warranties) on and as of the date hereof and on and as of the Bring-Down Date as though made on and as of the Bring-Down Date (other than such representations and warranties that are expressly made as of a specified date, which shall be true and correct as of the date specified; provided that if the date specified is the Closing or the Closing Date, such date specified shall be the Bring-Down Date), except in the case of this clause (ii) for breaches or inaccuracies that would not, individually or in the aggregate, have a Material Adverse Effect.

(b)                The Selling Companies shall have performed and complied in all material respects with all the terms, provisions and conditions of this Agreement required to be complied with or performed by any Selling Company at or before the Closing.

(c)                Seller shall have delivered to Buyer a certificate dated the Closing Date and executed by an authorized officer of Seller to the effect that each of the conditions specified in Section 4.2(a) and (b) is satisfied in all respects.

(d)                Since the date of this Agreement until the Bring-Down Date, there has been no Material Adverse Effect.

(e)                Other than with respect to any Deferred Business, for which Section 3.1(b) shall control, the Reorganization Plan shall have been implemented in all material respects.

(f)                 Buyer shall have received all of the items listed in Section 3.2(a).

(g)                The Minimum Transfer Condition has been satisfied.

Section 4.3              Conditions to the Obligations of Seller.

All of the obligations of Seller hereunder are subject to fulfillment, prior to or as of the Closing Date, of the following conditions (compliance with which or the occurrence of which may be waived in whole or in part, to the extent permitted by applicable Law, by Seller in writing):

(a)                (i) Each of the Fundamental Representations of Buyer contained herein shall be true and correct in all respects (other than de minimis inaccuracies), in each case, on and as of the date hereof and on and as of the Closing Date as though made on and as of the Closing Date (other than such representations and warranties that are expressly made as of a specified date, which shall be so true and correct as of the date specified); and (ii) all other representations and warranties of Buyer or the Archroma Financing Party, as applicable, contained herein shall be true and correct (without giving effect to any materiality or Buyer Material Adverse Effect or similar qualifications contained in such representations and warranties) on and as of the date hereof and on and as of the Closing Date as though made on and as of the Closing Date (other than such representations and warranties that are expressly made as of a specified date, which shall be so true and correct as of the date specified), except in the case of this clause (ii) for breaches or inaccuracies that would not, individually or in the aggregate, have a Buyer Material Adverse Effect.

(b)                Buyer, the Archroma Financing Party and the Buyer Companies shall have performed and complied in all material respects with all the terms, provisions and conditions of this Agreement required to be complied with or performed by Buyer at or before the Closing.

(c)                Buyer shall have delivered to Seller a certificate dated the Closing Date and executed by an authorized officer of Buyer to the effect that each of the conditions specified above in Sections 4.3(a) and (b), to the extent relating to representations and warranties of, and terms, provisions and conditions of this Agreement and the Ancillary Agreements required to be complied with or performed by, Buyer is satisfied in all respects. The Archroma Financing Party shall have delivered to Seller a certificate dated the Closing Date and executed by an authorized officer of the Archroma Financing Party to the effect that each of the conditions specified above in Sections 4.3(a) and (b), to the extent relating to representations and warranties of, and terms, provisions and conditions of this Agreement and the Ancillary Agreements required to be complied with or performed by, the Archroma Financing Party is satisfied in all respects.

(d)                Seller shall have received the Purchase Price (for itself and as agent for the other Selling Companies) in accordance with Section 2.2.

(e)                The Buyer Approvals shall have been obtained and remain valid until Closing.

Section 4.4              Frustration of Closing Conditions. Neither Seller nor Buyer may rely on the failure of any condition set forth in this Article 4 to be satisfied if such failure was caused in any material respect by such Party’s failure to act in good faith or to use its reasonable best efforts to cause the Closing to occur, as required by Section 7.3.

Section 4.5              Waiver of Closing Conditions. Upon the occurrence of the Closing, any condition set forth in this Article 4 that was not satisfied as of the Closing shall be deemed to have been waived as of and from the Closing.

Article 5
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer that, except as set forth in the Disclosure Schedule:

Section 5.1              Organization.

Each of the Selling Companies and Transferred Companies is duly organized, validly existing and in good standing (to the extent such concept is applicable in the relevant jurisdiction) under the Laws of its respective jurisdiction of formation and has full power and authority to own, lease and operate its properties and carry on the Business in the places where such properties are now owned or such businesses are now being conducted except where the absence of such power would not reasonably be expected to be material to the Business, taken as a whole. Any Transferred Entity that is organized after the date of this Agreement shall be duly organized and validly existing under the laws of its jurisdiction of organization as of the date of its organization, and shall have full power and authority to own, lease and operate the properties and carry on the Business as shall be proposed to be owned and conducted except where the absence of such power would not reasonably be expected to be material to the Business, taken as a whole. Each Transferred Company is (and any Transferred Entity that is organized after the date of this Agreement will be) qualified to do business as a foreign entity and, to the extent legally applicable, in good standing as a foreign entity in each jurisdiction where such qualification is necessary, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect.

Section 5.2              Authority; Binding Effect.

(a)                Seller has full power and authority to enter into this Agreement and each of the Selling Companies has full power and authority to enter into the Ancillary Agreements to which it is to be a Party and to perform its obligations hereunder and thereunder (as the case may be). This Agreement has been and the Ancillary Agreements to which the Selling Companies are to be a Party will be by Closing duly authorized and approved by all necessary corporate action.

(b)                Assuming the due authorization, execution and delivery of this Agreement by Buyer, this Agreement constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equity principles. Assuming the due authorization, execution and delivery of the Ancillary Agreements by Buyer or the relevant Buyer Company (as the case may be), each Ancillary Agreement to be executed by any Selling Company, when delivered hereunder, will be duly and validly executed and delivered, and will constitute a legal, valid and binding obligation of such Selling Company, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equity principles.

Section 5.3              Non-Contravention.

The execution, delivery and performance of this Agreement by Seller, the execution, delivery, and performance of the Ancillary Agreements by any Selling Company party thereto and the consummation of the transactions contemplated hereby and thereby, including the Reorganization (as contemplated by the Reorganization Plan is contemplated as of the date hereof) and the Acquisition, do not and will not (i) violate any provision of the organizational documents of any Seller Affiliate; (ii) except with respect to such items listed on Schedule 5.4 require any consent or notice under, conflict with, or result in the breach of, or constitute a default under or result in the, or give rise to any right of, termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of any Seller Affiliate under any Material Contract to which it is a party or any material permit required to operate the Business or to which its assets are subject, or result in the creation or the imposition of any Encumbrance upon any of the Transferred Assets, Transferred Equity Interests or assets of any Transferred Entity (with respect to the Business) or result in the cancellation, modification, revocation or suspension of any material Governmental Authorization in respect of the Transferred Assets, Transferred Equity Interests or assets of any Transferred Entities (with respect to the Business); or (iii) assuming compliance with the matters set forth in Schedules 5.4 and 6.5, violate any Law of any Governmental Authority applicable to any Seller Affiliates, or any of the Transferred Assets, Transferred Equity Interests or assets of the Transferred Entities (with respect to the Business) or any Order against any Seller Affiliate or the Transferred Assets, the Transferred Equity Interests or any asset of the Transferred Entities (with respect to the Business), except with respect to clauses (ii) and (iii), for any consent, notice, violation, conflict, breach, default, termination, cancellation, acceleration, modification, revocation or suspension as would not, individually or in the aggregate, reasonably be expected to (x) be material to the Business, taken as a whole, or (y) prevent the ability of the Selling Companies taken as a whole to consummate a substantial portion of the transactions contemplated hereby. If the Reorganization Plan is revised in accordance with Section 2.1(e), Seller will revise Schedule 5.3 prior to Closing to reflect such revised Reorganization Plan and the representations and warranties set forth in this Section 5.3 with respect to any such new items or any revisions will be deemed to have been made as of the date of such revision.

Section 5.4              Seller Governmental Consents and Approvals.

The execution and delivery of this Agreement by Seller and the execution and delivery of the Ancillary Agreements by any Selling Company party thereto, and the performance of their respective obligations hereunder and thereunder and the consummation by the applicable Selling Companies of the transactions contemplated hereby and thereby, including the Reorganization (as contemplated by the Reorganization Plan is contemplated as of the date hereof) and the Acquisition, do not require any filing with, or clearance, consent, authorization or approval of, any Governmental Authority, except for filings, clearances, consents, authorizations or approvals (a) pursuant to the Required Approvals, (b) listed on Schedule 5.4, or (c) the failure of which to effect or obtain would not (i) reasonably be expected to be material to the Business, taken as a whole or (ii) prevent a substantial portion of the transactions contemplated by this Agreement or any Ancillary Agreement to which any Seller Company is a part or the Selling Companies,’ taken as a whole, ability to perform or comply with its obligations hereunder or thereunder. If the Reorganization Plan is revised in accordance with Section 2.1(e), Seller will revise Schedule 5.4 prior to Closing to reflect such revised Reorganization Plan and the representations and warranties set forth in this Section 5.4 with respect to any such new items or any revisions will be deemed to have been made as of the date of such revision.

Section 5.5              Financial Information; Undisclosed Liabilities.

(a)                Attached hereto as Schedule 5.5(a) are true and complete copies of the following financial statements (such financial statements, the “Financial Statements”) for the Business:

(i)                 the audited combined financial statements for the Business for the fiscal years ended on December 31, 2021 and December 31, 2020 comprising a combined balance sheet, income statements and statement of cash flows; and

(ii)               the unaudited combined financial statements for the Business for the quarterly period ended on March 31, 2022 (the “Latest Balance Sheet Date”) comprising a combined balance sheet (the “Latest Balance Sheet”), income statements and statement of cash flows (the “Interim Financial Statements”).

(b)                The Financial Statements have been prepared on the basis of internal management accounts of the Business, which have been recorded and maintained with sound accounting practice and in accordance with GAAP, and fairly present, in all material respects, the assets, liabilities, financial and earnings position and the results of operations of the Business as of the dates of, and the periods referred to in, such Financial Statements in conformity with GAAP (subject to the absence of footnotes and normal and recurring year-end adjustments that are not expected to be material in amount, individually or in the aggregate, in the case of the Interim Financial Statements) applied on a consistent basis throughout the periods indicated.

(c)                Except as set forth on Schedule 5.5(c), from the Latest Balance Sheet Date to the date of this Agreement, there has not been any material change in the financial accounting, cash management and working capital methods, policies and practices used by any Seller Affiliate with respect to the Business.

(d)                There is no contra-asset or Liability of the Business of a type required to be disclosed or reserved against on a balance sheet of the Business prepared in accordance with GAAP or disclosed in the notes thereto, except (i) as disclosed, set forth or reserved against on the face of the Latest Balance Sheet, (ii) for Liabilities incurred in the ordinary course of business consistent with past practice after the Latest Balance Sheet Date, (iii) for Liabilities incurred in connection with this Agreement and/or performing obligations pursuant to the terms hereof and (iv) for Liabilities that would not reasonably be expected to be material to the Business, taken as a whole.

(e)                The Seller Affiliates have in place systems and processes that (i) provide reasonable assurances regarding the reliability of the Financial Statements, (ii) in a timely manner accumulate and communicate to the principal executive officers and principal financial officers of Seller and its Affiliates the type of information that is required to be disclosed in the Financial Statements and (iii) are designed to provide reasonable assurance that the Financial Statements are prepared in accordance with GAAP, except as would reasonably be expected to be material to the Business, taken as a whole. Other than as set forth in the Financial Statements, no Selling Company and to the Knowledge of Sellers, no employee, auditor, accountant or representative of any Selling Company, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the material inadequacy of such systems and processes or the accuracy or integrity of the Financial Statements or fraud or other wrongdoing. There are not material weaknesses in any system of internal accounting controls over financial reporting used by the Business and have been no identified instances of fraud by any Selling Company or Transferred Entity, nor by any employee, auditor, accountant or representative of any Selling Company or Transferred Entity, in connection with the Business, whether or not material, that occurred during any period covered by the Financial Statements.

(f)             All the accounts and notes receivable of the Business reflected on the Latest Balance Sheet and all accounts and notes receivable arising subsequent to the date thereof (i) represent actual indebtedness incurred by the applicable account debtors, (ii) have arisen from bona fide transactions in the ordinary course of business and (iii) other than those arising subsequent to the Latest Balance Sheet Date, are properly reflected in the Financial Statements in accordance with GAAP applied on a consistent basis throughout the applicable period, in each case, except as would reasonably be expected to be material to the Business, taken as a whole. To the Knowledge of Seller, such receivables are good and collectible in the ordinary course of business consistent with past practice in accordance with their terms, except as would reasonably be expected to be material to the Business, taken as a whole. All such reserves, allowances and discounts were and are adequate and consistent in amount with reserves, allowances and discounts previously maintained by the applicable Selling Company in the ordinary course of business.

(g)            All accounts payable of the Business reflected on the Latest Balance Sheet, and all accounts payable arising subsequent to the date thereof, (i) are the result of bona fide transactions in the ordinary course of business and (ii) other than those arising subsequent to the latest Balance Sheet Date, are properly reflected in the Financial Statements in accordance with GAAP applied on a consistent basis throughout the applicable period, in each case, except as would not reasonably be expected to be material to the Business, taken as a whole.

(h)            Each Seller Affiliate’s books and records related to the Business are kept, in all material respects, in accordance with the applicable Law, and reflect in all material respects the content of the events and transactions that should be reflected therein in accordance with applicable Law.

(i)             The Inventory taken as whole, whether reflected on the Financial Statements, or subsequently acquired, is (i) free of any material defect or deficiency, (ii) in good, non-obsolete, saleable or usable condition in the ordinary course of business (subject, in the case of raw materials and work-in-process, to the completion of the production process) and (iii) properly stated on the books and records of the applicable Seller Affiliate at the lesser of cost and net realizable value, with adequate obsolescence reserves, all as determined in accordance with GAAP, except as would reasonably be expected to be material to the Business, taken as a whole. The Inventory is reflected on the Financial Statements, and in the books and records of the applicable Seller Affiliate in accordance with GAAP. Since December 31, 2021, there have not been any material write-downs of the value of, or establishment of any reserves against, any Inventory, except for write-downs and reserves in the ordinary course of business.

Section 5.6            Ordinary Course of Business; Absence of Changes.

(a)            Except as contemplated by this Agreement, the Reorganization Plan, in response to any COVID-19 Measures, or as set forth on Schedule 5.6, from December 31, 2021, to the date of this Agreement, the Business has been conducted in the ordinary course of business, consistent with past practice.

(b)            From December 31, 2021, to the date of this Agreement, there has been no effect, change, event, circumstance, development, condition, occurrence or state of facts that has had or would reasonably be expected to have a would reasonably be expected to have a Material Adverse Effect.

(c)            From March 31, 2022, to the date of this Agreement, no action has been taken by Seller or any of its Affiliates with respect to the Business that would be prohibited by Section 7.2(b) had such Section 7.2(b) applied to Seller or such Affiliate during such period, other than (i) actions taken to implement the Reorganization Plan and (ii) those actions set forth on Schedule 5.6(c).

Section 5.7              Equity Interests in the Transferred Entities.

(a)            Schedule 5.7(a) sets forth the name and the jurisdiction of organization of each Transferred Entity as of the date of this Agreement and as of the completion of the Reorganization Plan (as such plan is contemplated as of the date hereof). Schedule 5.7(a) sets forth, as of the date of this Agreement and as of the completion of the Reorganization Plan (as such plan is contemplated as of the date hereof), for each Transferred Entity, the number of authorized Equity Interests in such Transferred Entity, the number and class of all outstanding Equity Interests in such Transferred Entity and the record and beneficial owners thereof. Except for the Transferred Equity Interests, there are no Equity Interests in a Transferred Entity issued, reserved for issuance or outstanding and there are no preemptive or similar rights on the part of any holder of any class of Equity Interests of any Transferred Entity that are not capable of being waived by a Selling Company prior to Closing. The Seller or the Entity Selling Companies (as applicable) have good and valid title to the Transferred Equity Interests, free and clear of all liens, other than liens under applicable securities laws, and are the sole record and beneficial owners thereof. If the Reorganization Plan is revised in accordance with Section 2.1(e), Seller will revise Schedule 5.7(a) prior to Closing to reflect such revised Reorganization Plan and the representations and warranties set forth in this Section 5.7(a) with respect to any such new items or any revisions will be deemed to have been made as of the date of such revision.

(b)           The Transferred Equity Interests have been duly authorized and validly issued and are fully paid and nonassessable. None of the Transferred Equity Interests were issued in violation of any preemptive rights, rights of first offer, rights of first refusal or similar rights, and other than this Agreement, neither Seller nor any Entity Selling Company is party to any voting trusts, shareholder agreements, proxies or other Contract with respect to the voting, redemption, sale, transfer or other disposition of any Transferred Equity Interests, in each case, except as would reasonably be expected to be material to the Business, taken as a whole. There are no options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, dividend equivalent rights, profits interests, commitments, Contracts, arrangements or undertakings to which any Transferred Entity is a party or by which any of them is bound (i) obligating any Transferred Entity to issue, deliver or sell, or cause to be issued, delivered or sold, additional Equity Interests or any security convertible into, or exercisable or exchangeable for, any Equity Interest in any Transferred Entity; (ii) obligating any Transferred Entity to issue, grant, extend or enter into any such option, warrant, security, right, unit, commitment, Contract, arrangement or undertaking; or (iii) that give any person the right to receive any economic benefit or right measured by reference to or derived from the economic benefits and rights accruing to holders of the Transferred Equity Interests.

(c)           Except as set forth on Annex E or Schedule 5.7(c), no Transferred Company owns, directly or indirectly, any Equity Interests in any other Person. Except as contemplated by the Reorganization Plan (as such plan is contemplated as of the date hereof), no Transferred Company has any obligation to purchase, directly or indirectly, any Equity Interests in any other Person. If the Reorganization Plan is revised in accordance with Section 2.1(e), Seller will revise Schedule 5.7(c) prior to Closing to reflect such revised Reorganization Plan and the representations and warranties set forth in this Section 5.7(c) with respect to any such new items or any revisions will be deemed to have been made as of the date of such revision.

(d)           From the Measurement Time through the Closing, (i) no Transferred Entity has declared, set aside, made or paid any dividend or other distribution to, or otherwise made any payment or transfer to, Seller or any of its Subsidiaries and (ii) no Funded Indebtedness has been incurred by any Transferred Entity that does not constitute indebtedness accounted for in Estimated Net Indebtedness.

Section 5.8            Real Property.

(a)            Schedule 5.8(a) (under the heading “Owned Real Property”) sets forth a true and complete list of each real property owned in fee simple or similar ownership by Seller (or its Affiliate), an Asset Selling Company or a Transferred Entity and, in the case of Seller (or its Affiliate) or an Asset Selling Company, used in connection with the Business (the “Owned Real Property”). With respect to each parcel of Transferred Owned Real Property, (i) there are no outstanding options or rights of first refusal to purchase the Transferred Owned Real Property, or any portion thereof or interest therein, and (ii) no Seller Affiliate has leased or granted any Person the right to occupy all or any part of the Transferred Owned Real Property except as set forth on Schedule 5.8(a). Except as would not reasonably be expected to be material to the Business, taken as a whole, the buildings, structures, fixtures and improvements located on the Owned Real Property are in good operating condition and repair, normal wear and tear and asset retirement excepted.

(b)            Schedule 5.8(b) (under the heading “Leased Real Property”) sets forth (i) a true and complete list of all real property leased, subleased, licensed, or sublicensed by Seller (or its Affiliate), an Asset Selling Company or a Transferred Entity and, in the case of Seller or an Asset Selling Company, used in connection with the Business (such leases, subleases, licenses and sublicenses, together with all modifications and amendments thereto and guaranties thereof, collectively, the “Real Property Leases”, such real property, the “Leased Real Property”, and together with the Owned Real Property, in each case, together with Seller’s or the applicable Asset Selling Company’s or Transferred Entity’s right, title and interest in all buildings, structures, improvements, paved parking lots and fixtures thereon and all other appurtenances thereto, collectively the “Business Real Property”). Each Seller Affiliate party to the Real Property Leases with respect to each Transferred Leased Real Property enjoys peaceful and undisturbed possession of such Transferred Leased Real Property. To the Knowledge of Seller, no Seller Affiliate has subleased or granted any Person the right to occupy all or any material part of the Leased Real Property except as set forth on Schedule 5.8(b).

(c)             Each Seller Affiliate has good title to or, in the case of Transferred Leased Real Property, valid leasehold interests in, all its Transferred Owned Real Property and its Transferred Leased Real Property (in each case, other than those assets and interests disposed of since the date hereof to the extent permitted by Section 7.1), free and clear of any Encumbrances other than Permitted Encumbrances.

Section 5.9             Material Contracts.

(a)             Schedule 5.9(a) sets forth a true, correct and complete list of each of the following Contracts (the Contracts required to be listed on Schedule 5.9(a) and those entered into after the date hereof of the type specified in clauses (i) through (xii) below, the “Material Contracts”), as of the date of this Agreement, to which a Transferred Entity (with respect to the Business) is a party or bound that are:

(i)                 (A) with any Top Supplier, or (B) for the purchase of materials, supplies, goods, services, equipment or other tangible assets, the performance of which is reasonably expected to involve annual payments on the part of the Seller Affiliates in excess of $5,000,000 and is not terminable by the Seller Affiliates on 90 days’ notice or less without premium or penalty (excluding sales orders and purchase orders issued in the ordinary course of business);

(ii)               (A) with any Top Customer, or (B) for the sale of materials, supplies, goods, equipment or other tangible assets or for the furnishing of services, the performance of which is reasonably expected to involve annual payments to the Seller Affiliates in excess of $2,000,000 and is not terminable by the Seller Affiliates on 90 days’ notice or less without premium or penalty (excluding sales orders and purchase orders issued in the ordinary course of business);

(iii)             concerning a joint venture, joint development, strategic alliance, partnership agreement or other similar agreement with any Person (other than a Transferred Entity) or involving a sharing of profits or losses with such Person;

(iv)              for the employment or engagement of any individual on a full-time, part-time, consulting or other basis that provides for (A) annual base salary in excess of $200,000 (or, in the case of consultants or independent contractors, annual base compensation in excess of $200,000), (B) severance payments or benefits, other than, in the case of the immediately preceding clauses (A) or (B), any such Contracts that are terminable “at-will” by any Selling Company or Transferred Entity without Liability upon 30 days or less advance notice or such longer advance notice period as is required by applicable Law, (C) change in control payments or transaction bonuses or (D) retention payments or bonuses, unless immaterial in amount, individually and in the aggregate;

(v)                under which the Business has (A) created, incurred, assumed or guaranteed any indebtedness of the sort listed in clauses (i), (ii), (iii), (iv), (v) and (vii) the definition of “Funded Indebtedness” in an amount in excess of $225,000 outstanding (other than (x) intracompany indebtedness (as between Seller Affiliates) that will be settled in advance of Closing in accordance with Section 7.11, (y) trade accounts payable and other accrued current liabilities) and (z) letters of credit in the ordinary course of business; (B) granted an Encumbrance (other than a Permitted Encumbrance) on any material Transferred Asset, any Transferred Equity Interests or any material asset of a Transferred Entity, in each case, other than an Encumbrance that will be released as of the Closing; or (C) provided for the sale of any material Transferred Asset outside the ordinary course of business, any Transferred Equity Interests or any material asset of a Transferred Entity outside the ordinary course of business or granted any preferential rights to purchase any material Transferred Asset, any Transferred Equity Interests or any material asset of a Transferred Entity, in each case, other than as set forth in the Reorganization Plan;

(vi)              that contains (A) covenants that limit or purport to limit the ability of the Business to compete in any line of business or with any Person or in any geographic area, (B) most favored customer pricing provisions, exclusive rights, or rights of first refusal or (C) requirements or “take or pay” provisions;

(vii)            any acquisition or divestiture contract that contains financial covenants, indemnities or other payment obligations (including “earn-out” or other contingent payment obligations) that (A) was entered into in the past five years or (B) would reasonably be expected to result in the making of payments after the Closing Date in excess of $500,000;

(viii)          involving, in the past five (5) years, any resolution or settlement of any actual or threatened Proceeding or other dispute, including any consent decree or settlement, conciliation, co-existence or similar agreement, (A) with any Governmental Authority, (B) that would reasonably be expected to be material to the Business, taken as a whole, or that involves payment obligations in excess of $200,000, or (C) that contains any material restrictions on the operations of the Business or any of the Transferred Entities (other than any confidentiality, release or non-disparagement clauses);

(ix)              with any Related Party of any Seller Affiliate (other than intracompany obligations (as between Seller Affiliates) that will be settled in advance of Closing in accordance with Section 7.11);

(x)                under which any Transferred Entity is obligated to make capital expenditures in excess of $1,500,000; or

(xi)              with any union or any similar collective bargaining agreement, voluntary recognition agreement or other legally binding commitment to any labor organization, union, works council, employee association or similar entity, in each case related to labor or employment matters; or

(xii)            that is a Real Property Lease set forth on Schedule 5.9(a)(xii).

(b)            Schedule 5.9(b) sets forth a list of (i) the top ten (10) suppliers of the Business, as measured by aggregate spend by the Business for the twelve (12) months ended December 31, 2021 (the “Top Suppliers”), and (ii) the top ten (10) customers of the Business, as measured by aggregate revenue earned by the Business for the twelve (12) months ended December 31, 2021 (the “Top Customers” and together with the Top Suppliers, collectively, the “Material Parties”). No written notice or written threat (and, to the Knowledge of Seller, no oral notice or threat) has been received by any Seller Affiliate from any Material Party to the effect that such Material Party may cancel, terminate, stop, or adversely modify in any material respect the contractual relationship of such Material Party to the Business or Transferred Entity, including to materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to supplying or acquiring materials, products or services to or from the Business.

(c)             (i) Each Material Contract is valid and binding on any Selling Company or Transferred Entity party thereto (and, to the Knowledge of Seller, on each other party thereto) and is in full force and effect, except as would not reasonably be expected to be material to the Business, taken as a whole; and (ii) no Selling Company or Transferred Entity is in material breach of, or material default under, any Material Contract to the extent it is a party thereto and, to the Knowledge of Seller, (A) no other party thereto is in material breach of, or material default under, any Material Contract and (B) there does not exist any event or circumstance that, which after the giving of notice or the lapse of time or both, would cause such a violation of or breach or default under, or would reasonably be expected to cause the acceleration of any obligation or loss of any right under, or give rise to any right of termination of, any Material Contract, except for any such defaults or breaches which, individually or in the aggregate, would not reasonably be expected to be material to the Business, taken as a whole.

(d)           A true and complete copy of each Material Contract and each other Contract referenced or disclosed in this Article 5, and any amendments or modifications which materially affect or modify the terms thereto, in each case, as of the date hereof, has been made available to Buyer prior to the date hereof.

Section 5.10           Intellectual Property Rights.

(a)           Schedule 5.10(a) sets forth a complete and accurate list of all (i) registered Copyrights and applications therefor, (ii) issued Patents and pending Patent applications, (iii) registered Trademarks and applications therefor and (iv) domain name registrations, in each case owned by the Selling Companies or the Transferred Entities and used primarily in the Business (the “Registered Owned Business IP”). Schedule 5.10(a) also indicates the owner of each such item, and with respect to Domain Names, the registrar and expiry date. Each item included in the Registered Owned Business IP is subsisting, valid and enforceable.

(b)            Each Selling Company or Transferred Entity solely owns free and clear of all Encumbrances or otherwise has, and will immediately after the Closing have, the right to use pursuant to a Transferred Contract, this Agreement or an Ancillary Agreement containing a valid license, sublicense or other arrangement, the Transferred IP and, in the case of the Transferred Entities, the IP Rights used by the Transferred Entities in connection with the operation of the Business (collectively, the “Business IP”).

(c)           Neither the Transferred IP, nor the products nor services nor operation of the Business, as currently conducted, infringes upon or otherwise violates, or in the last three (3) years has infringed or violated any of the IP Rights of any third Person.

(d)           To the Knowledge of Seller, no Person is infringing upon or otherwise violating, and during the last three (3) years has not infringed or otherwise violated the Business IP owned by a Selling Company or a Transferred Entity (“Business Owned IP”).

(e)           In the last three (3) years, no Person has asserted in writing or is currently asserting in writing any objection or claim with respect to the ownership, validity or enforceability of the Business Owned IP or the Transferred Companies’ rights to exercise, sell or license any Business Owned IP, nor has Seller received any such claim in writing or to the Knowledge of Seller, received any threatened claims.

(f)            Except with respect to non-exclusive licenses granted to third parties in the ordinary course of business, agreements with distributors entered into in the ordinary course of business, “shrink-wrap” or other generally available commercial licenses or as otherwise contemplated by this Agreement, Schedule 5.10(f) sets forth a list of all Transferred IP Licenses and, in the case of the Transferred Entities, all material licenses, sublicenses and other agreements related to the Business IP to which any Transferred Entity is a party.

(g)            Except as set forth on Schedule 5.10(g), the Business IP contains all of the material IP Rights used in the conduct of the Business as conducted on the date of this Agreement.

(h)           The Seller Affiliates, in relation to the Business have taken commercially reasonable steps to protect the confidentiality of any Trade Secrets included in the assets of the Transferred Entities or the Transferred IP that are material to the Business.

(i)            The Seller Affiliates, in relation to the Business, have taken commercially reasonable steps designed to protect the information technology devices, computers, software, hardware, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and other information technology equipment, applications, websites, cloud services and computer systems (including software information technology infrastructure and assets and telecommunication hardware and other equipment, the “IT Systems”)) and has put in place commercially reasonable disaster recovery plans, procedures and facilities for the IT Systems.

(j)              All present and former employees, consultants and independent contractors of the Seller Affiliates that have been involved in the development of any material Transferred IP have entered into written agreements under which such Persons (i) agree to protect the confidential information of the Selling Companies or one of the Transferred Entities and (ii) assign to the Seller or one of the Transferred Entities all right, title and interest in and to all such IP Rights created by such Person in the course of his employment or other engagement by the Seller or a Transferred Entity, except to the extent prohibited by Law or where all right, title and interest in and to such IP Rights automatically vested in the Selling Companies or a Transferred Entity by operation of applicable Law.

(k)           No university, private research institute or other similar organization has sponsored, been involved with or otherwise participated in any development of any material IP Rights included in the Transferred IP or IP Rights owned by a Transferred Entity.

(l)             “IP Rights” shall mean all of the following:

(i)                 patents and patent applications (including any divisionals, continuations, continuations in part, provisional applications, reexamined versions or reissues thereof) whether or not patents are issued on any such applications and whether or not any such applications are modified, withdrawn or resubmitted (“Patents”);

(ii)               trademarks (including trade dress), service marks, logos or tradenames, whether registered or unregistered, and all registrations, renewals and applications for registration thereof (“Trademarks”);

(iii)             rights existing under copyright laws for those works subject to copyright laws and copyright registrations and applications for registration thereof, including all renewals and extensions thereof (“Copyrights”);

(iv)              all trade secrets, confidential business information and other, proprietary information including inventions (whether or not patentable),methods, processes, techniques, business and marketing plans, and customer and supplier lists (collectively, “Trade Secrets”), in each case used primarily in the Business;

(v)                domain names, domain name registrations and web pages (“Domain Names”); and

(vi)              any and all other intellectual property rights recognized under applicable Law anywhere in the world.

Section 5.11           Title to Transferred Assets.

Seller, an Asset Selling Company or a Transferred Entity has good and valid title to or, in the case of leased Transferred Tangible Personal Property or leased tangible assets of a Transferred Entity, valid leasehold interests in, all the material tangible assets of the Business (in each case, other than with respect to real property and leases thereof, which are the subject of Section 5.8; IP Rights, which are the subject of Section 5.10; Excluded Assets and assets disposed after the Latest Balance Sheet Date) free and clear of all Encumbrances, other than Permitted Encumbrances. Except as would not reasonably be expected to be material to the Business, taken as a whole, all Transferred Tangible Personal Property and tangible assets of the Transferred Entities (a) are in good operating condition and repair, normal wear and tear and asset retirement excepted, (b) have been maintained in the ordinary course and in accordance with normal industry practice and (c) are not the subject of any deferred maintenance or deferred capital expenditures.

Section 5.12           Sufficiency of Assets.

On the Closing Date, immediately after the Closing (assuming the receipt of the Required Approvals and after giving effect to the execution and delivery of the Ancillary Agreements (and the rights granted and services to be performed thereunder), the consummation of the transactions contemplated hereby and thereby and the Reorganization Plan), the Transferred Assets and the assets, whether tangible or intangible, that will be owned, leased or licensed by the Transferred Entities immediately following the Closing will (a) be reasonably sufficient to conduct the Business in substantially the same manner as it is currently conducted, and (b) constitute all the material assets that are used in the ordinary course conduct of the Business immediately prior to the Closing by Seller and its Affiliates (other than (i) the general and administrative support and corporate-level services and related computer software programs currently provided to the Business by Seller and its Affiliates set forth on Schedule 5.12), (ii) certain transfers, assignments, licenses, sublicenses, leases and subleases, as the case may be, of assets, Contracts, permits and other properties which are subject to any consent of a third party or a Governmental Authority which have not been obtained and (iii) any Deferred Business.

Section 5.13           Compliance with Laws.

(a)            Each Seller Affiliate, to the extent applicable to its ownership of Transferred Assets or Transferred Equity Interests or other participation in the operation of the Business, is, and during the past five (5) years has been, in compliance with all Laws, except to the extent that the failure to comply therewith would not reasonably be expected to be material to the Business, taken as a whole.

(b)             Neither the Business, nor any of the officers, directors or employees, nor, to the Knowledge of Seller, any agent or other third-party representative of Seller or any of its Affiliates in the operation of the Business acting on behalf of and solely in the exercise of their functions as they relate to the Business is currently, or has been in the last five (5) years (i) a Sanctioned Person; (ii) organized, resident or located in a Sanctioned Country; (iii) engaging in any dealings or transactions, directly, or knowingly indirectly, with or for the benefit of any Sanctioned Person or in any Sanctioned Country, to the extent such activities violate applicable Sanctions Laws or Ex-Im Laws; or (iv) otherwise in violation of applicable Sanctions Laws, Ex-Im Laws or U.S. anti-boycott Laws (collectively, “Trade Control Laws”).

(c)            Neither the Business, nor any of the officers, directors or employees, nor, to the Knowledge of Seller, any agent or other third-party representative of Seller or any of its Affiliates in the operation of the Business acting on behalf of and solely in the exercise of their functions as they relate to the Business, has in the past five (5) years made any unlawful payment or given, offered, promised, or authorized or agreed to give, any money or anything of value, directly, or knowingly indirectly, to any Government Official or other Person in violation of any applicable Anti-Corruption Laws.

(d)            In the past five (5) years and in connection with the Business, Seller has not received from any Governmental Authority or any other Person any written notice, inquiry or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Authority; or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to a material violation of Trade Control Laws or Anti-Corruption Laws. At all times during the past five (5) years, Seller has maintained and enforced policies and procedures reasonably designed to ensure compliance by the Business with Anti-Corruption Laws and Trade Control Laws.

Section 5.14           Environmental Matters.

(a)            Except as to matters that would not reasonably be expected to be material to the Business, taken as a whole, each Seller Affiliate, to the extent applicable to its ownership of the Transferred Assets or the Transferred Equity Interests or its operation or conduct of the Business (i) is and, for the past three (3) years, has been in compliance with all applicable Environmental Laws and Environmental Permits, and (ii) possesses all Environmental Permits required for the Business and such Environmental Permits are in full force and effect.

(b)           (i) no Seller Affiliate has received any Environmental Notice arising from or relating to the operation or conduct of the Business, including that portion of the Business conducted at the Business Real Property, or to the ownership or operation of any Transferred Asset, in each case, the substance of which Environmental Notice has not been resolved or, if pending, would reasonably be expected to be material to the Business, taken as a whole; and (ii) no Order or Proceeding has been issued or is pending against, or, to the Knowledge of Seller, is threatened in writing against any Seller Affiliate relating to any Environmental Liability (in each such case, solely to the extent related to the ownership or operation of any Transferred Asset or the operation or conduct of the Business), except, in any such case, for such Order or Proceeding as would not reasonably be expected to be material to the Business, taken as a whole.

(c)             To the Knowledge of Seller, (i) no Seller Affiliate, to the extent applicable to its ownership of the Transferred Assets or the Transferred Equity Interests or its operation or conduct of the Business, has Released (including with respect to the disposal or arrangement for disposal of Hazardous Materials to any third-party locations) any Hazardous Materials that require any Remedial Action or have given rise to an unresolved Environmental Liability; and (ii) there has been no Release of any Hazardous Materials at any Transferred Real Property that requires any Remedial Action or has given rise to an unresolved Environmental Liability, except, in each case of (i) and (ii) as would not reasonably be expected to be material to the Business, taken as whole.

(d)            No Seller Affiliate, to the extent applicable to its ownership of the Transferred Assets or the Transferred Equity Interests or its operation or conduct of the Business, is obligated under any Contract to indemnify any third-parties with respect to any outstanding Environmental Liabilities in relation to the Business and which would reasonably be expected to be material to the Business, taken as a whole.

(e)            Seller has made available to Buyer copies of all Phase I and Phase II environmental site assessment reports prepared in the past five (5) years or, to the Seller’s Knowledge, prior to the past five (5) years pertaining to the Transferred Real Property that are within Seller or Seller Affiliates’ possession or reasonable control.

(f)              Except with respect to textile applications, no Specified Substances or products containing Specified Substances have been directly sold to any customers (including for inclusion in any aqueous film forming foam or any food packaging products) in relation to the Business.

Section 5.15           No Litigation or Orders.

As of the date hereof there is, and during the past three (3) years, there has been, no Proceeding or condemnation proceeding pending against or, to the Knowledge of Seller, threatened against any Seller Affiliate, Transferred Entity or the Owned Real Property, as applicable, in connection with the Business, the Transferred Assets or the Transferred Entities, nor is there any Order outstanding against any Seller Affiliate or Transferred Entity in connection with the Business or by which any of the Transferred Assets or Transferred Entities is subject or bound, in each case, except for such Proceedings or Orders as would not reasonably be expected to (a) result in a Liability greater than $100,000 or (b) prevent the ability of the Selling Companies taken as a whole (i) to consummate a substantial portion of the transactions contemplated by this Agreement or any Ancillary Agreements to which such Selling Company is or will be a party or (ii) to perform or comply with its obligations hereunder or thereunder, as the case may be.

Section 5.16           Governmental Authorizations.

During the past three (3) years, each Seller Affiliate, to the extent applicable to its ownership of Transferred Assets or Transferred Equity Interests or other participation in the operation of the Business and each Transferred Entity, has obtained, held and been in compliance with all material Governmental Authorizations required by Law in connection with the ownership of the Transferred Assets or the Transferred Equity Interests or the operation of the Business (other than Environmental Permits), except for those Governmental Authorizations the absence of which or the failure with which to comply would not reasonably be expected to be material to the Business, taken as a whole. No Seller Affiliate or Transferred Entity has received any written notice that any such material Governmental Authorization (other than Environmental Permits) is not in full force and effect which remains unresolved and would reasonably be expected to be material to the Business, taken as whole, and no claim or Proceeding is pending or, to the Knowledge of Seller, threatened which would reasonably be expected to result in the revocation, termination or limitation of any such material Governmental Authorization (other than Environmental Permits), except for any such revocation, termination or limitation as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as whole.

Section 5.17           Taxes.

(a)            All income and other material Tax Returns required to be filed by, or with respect to, the Transferred Entities, Transferred Assets, the Assumed Liabilities and the Business have been duly and timely filed or caused to be timely filed with the appropriate Taxing Authority. All such Tax Returns are true, complete and accurate in all material respects. No Transferred Entity is currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by a Taxing Authority in a jurisdiction where any Transferred Entity does not file a Tax Return that such Transferred Entity is or may be subject to taxation by that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return. All income and other material Taxes due and owing by the Transferred Entities and with respect to the Transferred Assets, the Assumed Liabilities and the Business (in each case, whether or not shown on any Tax Returns) have been timely paid.

(b)           The unpaid Taxes of the Transferred Entities did not, as of the Latest Balance Sheet Date, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Latest Balance Sheet (rather than in any notes thereto). Since the Latest Balance Sheet Date, no Transferred Entity has incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

(c)           No deficiencies for Taxes with respect to any Transferred Entity, the Transferred Assets, the Assumed Liabilities and the Business have been claimed, proposed or assessed by any Taxing Authority that have not been fully resolved. There are no pending or threatened audits, assessments or other actions for or relating to any liability in respect of Taxes of any Transferred Entity or with respect to the Transferred Assets, the Assumed Liabilities and the Business. No Transferred Entity has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver.

(d)            Each of the Transferred Entities has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholders of the Transferred Entities or other Person.

(e)            No power of attorney with respect to any Taxes of the Transferred Entities has been executed or filed with any Taxing Authority that will remain in effect after the Closing and that permits the holder of such power of attorney to negotiate, settle, compromise or otherwise take any material action with respect to a Tax Contest on behalf of a Transferred Entity.

(f)            There are no Encumbrances for Taxes upon any of the Transferred Entities or any of their assets, Transferred Assets, Assumed Liabilities or the Business (other than statutory liens for current Taxes not yet due and payable).

(g)           No Transferred Entity has ever been a member of an affiliated group filing a consolidated federal income Tax Return or any similar group for federal, state, local or non-U.S. Tax purposes. No Transferred Entity has any liability for the Taxes of any Person (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. law) or (ii) as a transferee or successor. None of any Transferred Entity, Transferred Asset, Assumed Liability or the Business is subject to, or has been, a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar Contract (other than a Contract entered into in the ordinary course of business, the principal subject matter of which is not Taxes).

(h)          Schedule 5.17(h) sets forth all elections made by any Transferred Entity pursuant to U.S. Treasury Regulations Section 301.7701-3.

(i)            No Transferred Entity has been a party to a transaction that is or is substantially similar to a “reportable transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(1), or any other transaction requiring disclosure under analogous provisions of state, local or non-U.S. Tax Law.

(j)             No Transferred Entity will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any installment sale or other transaction prior to the Closing, any accounting method change or agreement with any Taxing Authority filed or made prior to the Closing, improper use of an accounting method on or prior to the Closing Date, any prepaid amount or deferred revenue received on or prior to the Closing or any agreement or arrangement with a Governmental Authority relating to Taxes entered into prior to the Closing. No Transferred Entity has made any election under Section 965(h) of the Code or will be required to make any payment after the Closing Date as a result of an election under Section 965 of the Code.

(k)             No Transferred Entity nor any of its Affiliates or predecessors has been a party to any transaction intended to qualify under Section 355 of the Code.

(l)             No Transferred Entity (i) has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code or (ii) has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty), or otherwise become subject to Tax jurisdiction in a country other than the country of its formation.

(m)          None of the Transferred Assets are “United States real property interests” under Section 897 of the Code and the Treasury Regulations thereunder.

(n)             No Transferred Entity (i) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code; or (ii) was created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to United States Treasury Regulations Section 301.7701-5(a).

(o)           All material documentation required by relevant transfer pricing laws (including applicable OECD guidelines) with respect to the Transferred Entities has been timely prepared or obtained and, if necessary, retained.

(p)            Each Transferred Entity has provided or made available to Buyer all documentation relating to, and is in full compliance with all terms and conditions of, any Tax exemption, Tax holiday, Tax ruling, Tax incentive or other Tax reduction agreement or order of a territorial or non-U.S. government that is currently in effect for any open Tax period. The consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption, Tax holiday, Tax ruling, Tax incentive or other Tax reduction agreement or order, other than to the extent attributable to any actions taken by or at the request of Buyer or actions with respect to APAs pursuant to Section 10.9(a).

(q)            The PLTA between Huntsman Germany and Huntsman International (Germany) GmbH and Huntsman Germany and Huntsman (Holdings) Germany GmbH have been properly consummated for all fiscal years ending prior to the PLTA Period and that no additional unsettled obligations exist under the PLTA for any fiscal year. The Germany corporate income tax and trade tax group between Huntsman Germany and Huntsman International (Germany) GmbH as well as been Huntsman Germany and Huntsman (Holdings) Germany GmbH are/have been valid.

(r)             Any stamp duty chargeable on any document (or in the case of a document that is outside of the relevant jurisdiction, any stamp duty that would be chargeable on the document if it were brought into the jurisdiction) that is necessary to establish the title of any Transferred Entity to any asset has been paid and declared or a relief as been duly claimed.

Section 5.18           Labor Matters.

(a)            (i) With respect to the Employees, except for Contracts listed in Schedule 5.18(a)(i) (the “Union Contracts”), none of the Selling Companies or Transferred Entities is a party to or is bound by any union contract, collective bargaining agreement, voluntary recognition agreement or has any other labor-related legally binding commitment to any labor organization, union, works council, employee association or similar entity or is subject to any certification or accreditation of any such entity, nor is any such contract or agreement currently being negotiated by or on behalf of any Selling Companies; (ii) to the Knowledge of Seller, no organizing campaign is or during the past three (3) years has been pending or threatened and no labor organization, union, works council, employee association or similar entity has during the past three (3) years made a pending written demand for recognition or certification with respect to any Employees in relation to their employment with the Business; and (iii) except as set forth on Schedule 5.18(a)(iii), no labor union or other employee representative body represents any Employee with respect to their employment with the Business.

(b)            There are, and during the past three (3) years there have been, no (i) labor-related strikes, work slowdowns, walkouts, lockouts or other work stoppages pending or, to the Knowledge of Seller, threatened, or (ii) unfair labor practice charges, grievances, complaints or other Proceeding arising under any Union Contract pending or, to the Knowledge of Seller, threatened by, on behalf of, or regarding any Employee or group of Employees or otherwise regarding any labor or employment-related practices of any Selling Company, to the extent relating to the Business, or Transferred Entity, except, in each case of the immediately preceding clauses (i) and (ii), as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole.

(c)             The Selling Companies have materially satisfied all notifications, consultation or negotiation obligations owed to any union, works council, employee committee or representative or other labor organization, which, pursuant to applicable Law, Union Contract or other agreement or past practice, must be notified, consulted or with which negotiations need to be conducted in connection with the transactions contemplated by this Agreement.

(d)            With respect to the Employees, the Selling Companies and Transferred Entities are in compliance and, for the past three (3) years, have complied in all material respect with all applicable Laws respecting employment, employment practices and terms and conditions of employment, including applicable Laws relating to hiring, training, wage and hour, employment standards, labor standards, collective bargaining, workers’ compensation, accommodations, worker classification, occupational safety and health, privacy, human rights, accessibility, anti-discrimination and harassment, retaliation, pay equity obligations, immigration, leave of absence and time off work, worker eligibility, language of work, income Tax withholding, payroll taxes, discipline, termination, recordkeeping and retention, notice, unemployment and social security, and there are no failures to comply with or outstanding Proceedings or Orders under any such Laws.

(e)            During the past three (3) years, except as set forth on Schedule 5.18(c), no Selling Company, to the extent relating to the Business, or Transferred Entity, has effectuated: (i) a “plant closing” (as defined in the WARN Act) or any similar state or local Law, (ii) a “mass layoff” (as defined in the WARN Act, or any similar state or local Law) or (iii) furlough or temporary layoff that could reasonably be expected to result in “employment loss” (as defined in the WARN Act) that triggers notice requirements under the WARN Act.

(f)             The Selling Companies, to the extent relating to the Business, and Transferred Entities have reasonably investigated all sexual harassment allegations to the Knowledge of Seller in compliance with all applicable Law. With respect to each such allegation reasonably deemed by the Selling Companies to have potential merit, such parties have taken reasonable corrective action in compliance with applicable Law. The Selling Companies, to the extent relating to the Business, and Transferred Entities have not, within the five (5)-year period prior to the date hereof, entered into any settlement agreement, separation agreement, or non-disclosure agreement with respect to allegations of sexual harassment allegedly committed by any officers, executive employees or other senior level management employees of the Selling Companies, to the extent relating to the Business, or Transferred Entities.

Section 5.19          Employee Benefits.

(a)             Schedule 5.19(a)(i) sets forth a true and complete list, as of the date hereof, of each material Seller Benefit Plan (other than any employment agreements, offer letters and consulting agreements that are terminable “at-will” by any Selling Company or Transferred Entity without Liability upon 30 days or less advance notice or such longer advance notice period as is required by applicable Law) that is not a Transferred Entity Benefit Plan. Schedule 5.19(g)(ii) sets forth a true and complete list, as of the date hereof, of each Seller Benefit Plan (other than any employment agreements, offer letters and consulting agreements that are terminable “at-will” by any Selling Company or Transferred Entity without Liability upon 30 days or less advance notice or such longer advance notice period as is required by applicable Law) that is sponsored or maintained by any Transferred Entity or that Buyer or any of its Affiliates is required to assume under applicable Law or any applicable collective bargaining agreement (a “Transferred Entity Benefit Plan”). Seller has made available to Buyer a true and complete copy of the following items with respect to each material Transferred Entity Benefit Plan (in each case, only if applicable): (i) the plan document and all amendments thereto (or form thereof together with any such plan documents or amendments that vary in any material respect from the form) or, with respect to any such material Transferred Entity Benefit Plan that is not in writing, a written description of the material terms of such plan, (ii) each trust or other funding arrangement, (iii) each summary plan description and summaries of material modifications thereto, (iv) the financial statements (if any) for the three (3) most recent years for which such financial statements are available (in audited form if required by ERISA) and, where applicable, Annual Report/Returns (Forms 5500) with disclosure schedules, if any, and attachments for the three (3) most recent years for which such Annual Report/Return (Form 5500) is available, (v) the most recently prepared actuarial valuation report (including reports prepared for funding, deduction and financial accounting purposes), if applicable, (vi) all material insurance contracts, (vii) the most recently received IRS determination or opinion letter, (viii) any material, non-routine correspondence with a Governmental Authority during the past three (3) years and (ix) written results of any required compliance testing for each of the past three (3) years. For each material Seller Benefit Plan, Seller has made available to Buyer a true and complete copy of the current plan summary plan description, if any, or a summary of the material terms of such material Seller Benefit Plan.

(b)           The Transferred Entities have made all material payments (including material premium payments with respect to insurance policies) required by applicable Law or by the terms of any Seller Benefit Plan to be made by them to each Seller Benefit Plan with respect to which Buyer or any other Buyer Company could have any Liability hereunder and have accrued (in accordance with GAAP and subject to the Closing Account Principles) as of the Closing Date all such payments due but not yet payable as of the Closing Date.

(c)            No Transferred Entity has sponsored, maintained, contributed to or been required to maintain or contribute to, any and no Transferred Entity Benefit Plan is a (i) plan that is subject to Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA (a “Pension Plan”), (ii) multiemployer plan within the meaning of Section 3(37) of ERISA (a “Multiemployer Plan”), (iii) multiple employer plan within the meaning of Section 413(c) of the Code or (iv) a multiple employer welfare arrangement (as defined in Section 3(40)(A) of ERISA. No Transferred Entity has any direct liability or reasonable expectation of material indirect liability with respect to any Pension Plan or any Multiemployer Plan, including liability on account of an ERISA Affiliate, under Title IV of ERISA (except for payments of premiums to the Pension Benefit Guaranty Corporation that are timely paid in full) or otherwise in connection with the termination of, withdrawal from or failure to fund or contribute to any such Pension Plan or Multiemployer Plan that remains unsatisfied, including, but not limited to, any liability under Sections 4062, 4063, 4064, 4069 or 4212(c) of ERISA. No assets or properties of any Transferred Entity and no Transferred Assets are or have ever been subject to any lien under Section 412(n) or Section 430(k) of the Code or Section 303(k) or 4068 of ERISA and no facts or circumstances exist or are reasonably expected to exist that could trigger any right to impose any such lien.

(d)            Each Transferred Entity Benefit Plan and, except as would not result in Liability to Buyer or its Affiliates (including following the Closing, the Transferred Entities), each Seller Benefit Plan is and has been operated and administered in all material respects in accordance with its terms and with all applicable Laws including ERISA and the Code.

(e)             With respect to each Seller Benefit Plan that is intended to be qualified under Section 401(a) of the Code, each such plan has a favorable determination letter from the IRS or relies upon an opinion or advisory letter from the IRS as to its qualification, and no reason exists that could reasonably be expected to cause such qualified status to be revoked for any period.

(f)            There are no pending Proceedings that have been instituted or, to the Knowledge of Seller, asserted against any of the Seller Benefit Plans or otherwise involving any of the Seller Benefit Plans (other than routine, undisputed benefit claims) that could result in the imposition of any Liability on Buyer or a Buyer Company. None of the Transferred Entity Benefit Plans are under audit or investigation by the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Authority nor, to the Knowledge of Seller, is any such audit or investigation threatened.

(g)           Except (x) as set forth in Schedule 5.19(g), (y) as required by Law or (z) as expressly provided in this Agreement, neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or together with any other event) will (i) entitle any current or former director, employee, officer, consultant or independent contractor of the Business to any severance pay or any other payment, compensation or benefit, (ii) result in any loan forgiveness to any such current or former director, employee, officer, consultant or independent contractor of the Business, (iii) increase the amount or value of any compensation, benefit or other obligation payable or required to be provided to any such director, employee, officer, consultant or independent contractor or any Seller Benefit Plan, (iv) accelerate the time of payment or vesting of amounts due any such director, employee, officer, consultant or independent contractor or accelerate the time of any funding (whether to a trust or otherwise) of compensation or benefits in respect of any of the Seller Benefit Plans or (v) result in any limitation on the ability of the Selling Company or Transferred Entities to amend or terminate any Transferred Entity Benefit Plans.

(h)            Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or together with any other event) will result in the payment of any amounts or benefits (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that would not be deductible for federal income tax purposes by reason of Section 280G of the Code.

(i)             Except as set forth in Schedule 5.19(i), none of the Selling Companies, to the extent relating to an Employee of the Business, and no Transferred Entity Benefit Plan has any obligations for retiree or post-termination health, disability, life insurance or other welfare benefits under any Seller Benefit Plan (other than for continuation coverage required to be provided pursuant to Section 4980B of the Code or other applicable Law).

(j)              No non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA has occurred with respect to any Transferred Entity Benefit Plan that has resulted in or would subject any Transferred Entity to a material Tax or penalty (civil or otherwise) imposed by ERISA or the Code.

(k)            Each Transferred Entity Benefit Plan subject to Section 409A of the Code has complied in all material respects with Section 409A of the Code, and no compensation has been or could reasonably be expected to be includable in the gross income of any current or former employee, director, independent contractor or other service provider of the Business as a result of the operation of Section 409A of the Code. No Person is entitled to receive any additional payment (including any tax gross-up or other payment) from any Selling Company or Transferred Entity as a result of the imposition of the excise taxes required by Section 4999 of the Code or any taxes required by Section 409A of the Code.

(l)             All Transferred Entity Benefit Plans that are subject to the laws of any jurisdiction outside the United States (i) have obtained from the Governmental Authority having jurisdiction, with respect to such Transferred Entity Benefit Plans, any determination or registration required in order to give effect to such Transferred Entity Benefit Plan, (ii) if they are intended to qualify for special tax treatment, satisfy in all material respects the requirements for such treatment and (iii) to the extent providing pension, gratuity, termination indemnities, long-service awards, jubilee payments, post-termination welfare benefits or similar payments or benefits are set forth on Schedule 5.19(l) and are recorded in accordance with GAAP.

Section 5.20           Brokers.

Other than Bank of America Merrill Lynch, no broker, finder or investment banker or other Representative is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Acquisition or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or its Affiliates.

Section 5.21         Insurance.

All policies and programs of or agreements for insurance and interests in insurance pools and programs (in each case including self-insurance and insurance from Affiliates) maintained for, at the expense of or for the benefit of, the Business, the Transferred Assets and/or the Transferred Entities (collectively, “Insurance Policies”) are in full force and effect as of the date hereof, all premiums due to date thereunder have been paid in full and no Seller Affiliate is in default with respect to any other obligations thereunder, and no written notice of cancellation, non-renewal, termination, or material limitation of coverage, in whole or in part, with respect to any such Insurance Policy currently in force, has been received by a Seller Affiliate. As of the date hereof, to the Knowledge of Seller, no event has occurred that would reasonably be expected to result in the cancellation, non-renewal, termination, or material limitation of coverage under any such Insurance Policy. Section 5.21 contains a correct and complete list of all Insurance Policies. Except as to the claims set forth on Section 5.21, there are no material claims pending under any of the Insurance Policies with respect to the Business, the Transferred Assets or the Transferred Entities as to which the respective insurer has denied, questioned or disputed coverage or reserved rights.

Section 5.22           Data Protection.

(a)            Each Seller Affiliate, to the extent applicable to its ownership of the Transferred Assets or the Transferred Equity Interests or its operation or conduct of the Business is in compliance with: (i) all applicable Data Protection Legislation, (ii) the public written statements regarding the Seller Affiliates’ privacy or data security practices; and (iii) all obligations, restrictions, or commitments concerning the privacy, security, or processing of Personal Data under any Contract to which any Transferred Entity is a party or otherwise bound as of the date hereof (the matters described in the foregoing clauses (i) through (iii) collectively, the “Privacy Commitments”), other than such instances of non-compliance that would not reasonably be expected to be material to the Business, taken as a whole.

(b)            The Seller Affiliates have collected and processed Personal Data which forms part of the Transferred Records or any other Transferred Assets in accordance with applicable Data Protection Legislation other than such instances of non-compliance that would reasonably be expected to be material to the Business, taken as a whole. To the Knowledge of the Seller, there are no circumstances which would prohibit the Seller or its Affiliates respectively from transferring Personal Data which forms part of the Transferred Records or any other Transferred Assets to the Buyer and the respective Buyer Companies in accordance with applicable Data Protection Legislation.

(c)            Except as would not reasonably be expected to be material to the Business, taken as a whole, to the extent applicable to their ownership of the Transferred Assets or the Transferred Equity Interests or its operation or conduct of the Business and to the extent required under applicable Data Protection Legislation, the Seller Affiliates maintain and during the last three (3) years have always maintained, and required vendors and other third parties that process Personal Data for or on behalf of the Seller Affiliates to implement and maintain, appropriate physical, technical, and administrative security measures and safeguards designed to protect all Personal Data collected or used in the Seller Affiliates' business and all IT systems used by the Seller Affiliates in relation to the Business.

(d)            During the last three (3) years there has been no occurrence of (i) unlawful, accidental or unauthorized destruction, loss, use, modification or disclosure of or access to any Personal Data or material Trade Secrets collected or used by the Seller Affiliates in relation to the Business, or (ii) any material cyberattack or security incident involving the Seller Affiliates’ IT Systems, including brute-force attacks, credential stuffing attacks, account takeovers, denial-of-service attacks, ransomware or extortion-based attacks, phishing attacks, or any combination of the foregoing, in each case, which has resulted negatively affected the integrity, security, and availability of any IT Systems used in the Business (any matter described in the foregoing clauses (i) through (iii), a “Security Incident”) other than any such occurrence that would not reasonably be expected to be material to the Business, taken as a whole. During the last three (3) years the Seller Affiliates have not been required to make any disclosure, notification or take any other action under the Privacy Commitments in connection with any Security Incident.

(e)            In the past three (3) years, no Seller Affiliate (i) has received any written inquiry, fine, Order, notice, complaint or other correspondence from any Governmental Authority or other person establishing or alleging a breach of the Privacy Commitments or resulting from a material Security Incident, (ii) has been involved in any Proceedings or other legal disputes with any Governmental Authority or other Person related to actual or alleged violations of the Privacy Commitments or resulting from a material Security Incident and (iii) to the Knowledge of the Seller, there are no facts existing as of the date hereof that would form the basis for any such event as described in clauses (i) or (ii) to occur in the future.

Section 5.23          Related Party Transactions.

None of (x) the Selling Companies, (y) to the Knowledge of Seller, any managers, directors, employees or officers of the Selling Companies, or (z) to the Knowledge of Seller, any Related Party of any of the foregoing (i) is party to any Contract with any of the Transferred Entities other than employment Contracts and the Employee Benefit Plans with the Employees of the Transferred Entities and other than Contracts entered into and maintained on an arms’-length basis in the ordinary course of business or (ii) will own, directly or indirectly, any interest in any material property or right, tangible or intangible, which is used (or intended to be used) in connection with the Business from and after the Closing. There are no loans, advances or indebtedness incurred or issued by any of the Transferred Entities from or to any Related Party, other than advances made to employees in the ordinary course of business.

Section 5.24           Disclaimer of Other Representations and Warranties.

NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO BUYER OR ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE 5, ANY ANCILLARY AGREEMENT AND THE CERTIFICATE TO BE DELIVERED AT THE CLOSING PURSUANT TO Section 4.2(c), (A) NO SELLER OR ANY OF ITS AFFILIATES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, WITH RESPECT TO THIS AGREEMENT, THE TRANSFERRED ASSETS, THE TRANSFERRED EQUITY INTERESTS, THE TRANSFERRED ENTITIES, THE ASSUMED LIABILITIES, THE BUSINESS, THE ACQUISITION (INCLUDING ANY CONSENTS OR APPROVALS REQUIRED IN CONNECTION THEREWITH) OR ANY INFORMATION PROVIDED OR MADE AVAILABLE TO BUYER IN CONNECTION WITH THE ACQUISITION (INCLUDING ANY FORECASTS, PROJECTIONS, ESTIMATES OR BUDGETS), INCLUDING ANY WARRANTY WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ALL OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED; AND (B) WITHOUT LIMITING THE REPRESENTATIONS AND WARRANTIES OF THE SELLER SET FORTH IN THIS ARTICLE 5 OR THE CERTIFICATE TO BE DELIVERED AT THE CLOSING PURSUANT TO Section 4.2(c), ALL OF THE ASSETS AND LIABILITIES TO BE SOLD, CONVEYED, ASSIGNED, TRANSFERRED OR ASSUMED, AS APPLICABLE, IN ACCORDANCE WITH THIS AGREEMENT, SHALL BE SOLD, CONVEYED, ASSIGNED, TRANSFERRED OR ASSUMED ON AN “AS IS, WHERE IS” BASIS AND BUYER SHALL RELY SOLELY ON ITS OWN EXAMINATION AND INVESTIGATION THEREOF AS WELL AS THE REPRESENTATIONS AND WARRANTIES OF THE SELLER SET FORTH IN THIS ARTICLE 5, ANY ANCILLARY AGREEMENT AND THE CERTIFICATE TO BE DELIVERED AT THE CLOSING PURSUANT TO Section 4.2(c).

Article 6
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer and, solely in respect of Section 6.8 and Section 6.10, the Archroma Financing Party hereby represent and warrant (severally and not jointly) to Seller that, except as set forth in the Disclosure Schedule:

Section 6.1             Organization.

Buyer is a société à responsabilité limitée duly organized, validly existing and in good standing under the Laws of Luxembourg, and has full power and authority to own its properties and carry on its business in the places where such properties are now owned or such businesses are now being conducted. Each Buyer Company is duly organized, validly existing and in good standing (to the extent such concept is known in the relevant jurisdiction) under the Laws of the jurisdiction of its organization and each Buyer Company has full power and authority to own its properties and carry on its business in the places where such properties are now owned or such businesses are now being conducted, except where the absence of such power and authority would not have a Buyer Material Adverse Effect.

Section 6.2             Authority; Binding Effect.

(a)                Buyer has full power and authority, corporate and otherwise, to enter into this Agreement and perform its obligations hereunder. Buyer and each of the Buyer Companies has full power and authority, corporate and otherwise, to enter into the Ancillary Agreements to which it is or will be a party and to perform its respective obligations hereunder and thereunder (as the case may be). This Agreement and the Ancillary Agreements to which Buyer and any of the Buyer Companies is or will be a party have been, or will be prior to their execution, duly authorized and approved by all necessary corporate or equivalent action.

(b)            Assuming the due authorization, execution and delivery of this Agreement by Seller, this Agreement constitutes a legal, valid and legally binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equity principles. Assuming the due authorization, execution and delivery of the Ancillary Agreements by each Seller Affiliate party thereto, as the case may be, each Ancillary Agreement to which Buyer or a Buyer Company is or will be a party, when delivered hereunder, will be duly and validly executed and delivered and will constitute a legal, valid and binding obligation of Buyer or the relevant Buyer Company (as the case may be), enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equity principles.

Section 6.3            Non-Contravention.

The execution, delivery and performance by Buyer of this Agreement and the Ancillary Agreements to which it is or will be a party and the execution, delivery and performance by each Buyer Company of the Ancillary Agreements to which it is or will be a party, and the consummation of the Acquisition, do not and will not (a) violate any provision of the organizational documents of Buyer or the relevant Buyer Company; or (b) assuming compliance with the matters set forth in Section 5.4 and Section 6.5, violate or result in a breach of or constitute a default under any Law or Order to which Buyer or any Buyer Company is subject, except for such violations or defaults that would not, individually or in the aggregate, reasonably be expected to prevent or materially impair or delay the transactions contemplated by this Agreement or any Ancillary Agreement to which Buyer or any Buyer Company is a party.

Section 6.4            Securities Act.

Buyer is an “accredited investor” (as such term is defined in Rule 501 of Regulation D under the Securities Act of 1933, as amended). The Transferred Company Equity Interests are being acquired for investment only and not with a view to any public distribution thereof, and neither Buyer nor any Affiliate of Buyer shall offer to sell or otherwise dispose of the Transferred Company Equity Interests so acquired by it in violation of any of the registration requirements of the United States Securities Act of 1933, as amended. Buyer has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of its investment in the Transferred Company Equity Interests, and Buyer is capable of bearing the economic risks of such investment, including a complete loss of its investment in the Transferred Company Equity Interests.

Section 6.5            Buyer Governmental Consents and Approvals.

The execution and delivery of this Agreement and the Ancillary Agreements by each of Buyer and the relevant Buyer Companies, and the performance by Buyer and the relevant Buyer Companies of their respective obligations hereunder and thereunder do not and will not require any filing with, or clearance, consent or approval of, any Governmental Authority, except for filings, clearances, consents or approvals (a) pursuant to any applicable securities laws and Competition Laws, including the Required Approvals, (b) required to transfer the Transferred Governmental Authorizations (or to the extent not transferrable, terminate and obtain new Governmental Authorizations) or (c) the failure of which to effect or obtain would not have a Buyer Material Adverse Effect.

Section 6.6             Certain Proceedings.

(a)             As of the date of this Agreement, no Proceeding is pending or, to the Knowledge of Buyer, threatened in writing before or by any Governmental Authority, against Buyer or any Buyer Company, which would restrain, prohibit, impair, delay, invalidate, set aside, rescind, prevent or make unlawful this Agreement or the carrying out of this Agreement and the Acquisition.

(b)            Buyer is not in violation of any Laws or Orders applicable to the conduct of its business, except for violations the existence of which would not reasonably be expected to materially impair or delay the ability of Buyer to consummate the Acquisition or otherwise perform its obligations under this Agreement.

Section 6.7            Brokers.

Except as set forth on Schedule 6.7, no broker, finder or investment banker is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Acquisition based upon arrangements made by or on behalf of Buyer.

Section 6.8            Financing.

(a)            Buyer has delivered to Seller true, complete and correct copies of (i) a commitment letter executed by those parties set forth on Schedule 6.8 (the “Commitment Parties”) (appending an agreed form preferred equity instrument (with an agreed form subscription agreement scheduled thereto)) and conditions precedent status letter executed by the Commitment Parties (with only fee amounts and other economic terms redacted (none of which would adversely affect the amount or availability of the Third Party Financing)), committing, subject to the terms and conditions expressly set forth therein, to provide preferred equity financing to the Archroma Financing Party subject to customary European “certain funds” conditionality (such commitment letter, together with the agreed form preferred equity instrument, the “Preferred Commitment Letter,” and the preferred equity financing committed pursuant to the Preferred Commitment Letter, the “Third Party Financing”) and (ii) an executed commitment letter from SK Capital Partners IV-A, L.P., SK Capital Partners IV-B, L.P., SKCP IV Boost Investment Professionals, L.P. and SKCP III Spice AIV, L.P. (collectively, the “Sponsor”) committing, subject to the terms and conditions expressly set forth therein, to provide equity financing to Buyer (such commitment letter, the “Equity Commitment Letter” and, together with the Preferred Commitment Letter, the “Commitment Letters,” and the equity financing committed pursuant to the Equity Commitment Letter, the “Equity Financing” and, together with the Third Party Financing, the “Financing”). Assuming consummation of the Financing in accordance with the terms of the Commitment Letters and satisfaction of the conditions set forth in Section 4.1 and Section 4.2, at the Closing, Buyer will have sufficient cash and cash equivalents and other sources of immediately available funds to enable Buyer to consummate the transactions contemplated hereby, including payment of the Purchase Price on the Closing Date and any other amounts incurred or otherwise payable by Buyer in connection with the Acquisition and all fees and expenses of Buyer relating to the transactions contemplated hereby. The funds that Buyer and the Archroma Financing Party will utilize to pay the Purchase Price are or will be lawfully acquired funds, and Buyer’s and/or the Archroma Financing Party’s use of such funds (including any contribution of such funds for the purposes of the Acquisition) will not violate or result in a breach or constitute a default under any securities offering document or credit facility agreement. The Equity Commitment Letter provides that the Seller is an express third-party beneficiary thereof in order to cause the Sponsor to fund the Equity Financing in accordance with the terms thereof.

(b)           There are no conditions precedent for Buyer, the Archroma Financing Party (or their respective affiliates) to access the Financing or any contingencies other than as set forth in the Commitment Letters (which in the case of the Third Party Financing, is subject to customary European “certain funds” conditionality). As of the date hereof, neither Buyer nor the Archroma Financing Party has entered into any side letters or other agreements, contracts or arrangements which would impose any additional conditions on the availability of the Financing in a manner that would adversely impact the Buyer's ability to satisfy its payment obligations hereunder, other than as set forth in the Commitment Letters. As of the date hereof, the commitments contained in the Commitment Letters have not been withdrawn, terminated or rescinded in any respect and, to the Knowledge of Buyer and the Knowledge of the Archroma Financing Party, no such withdrawal, termination or rescission is contemplated.

(c)            As of the date hereof, each of the Commitment Letters (in the form delivered to Seller as of the date hereof) is in full force and effect with respect to Buyer and the Archroma Financing Party (or its affiliate addressee) and, to the Knowledge of Buyer and the Knowledge of the Archroma Financing Party, (x) constitutes the legal, valid and binding obligations of the other parties thereto, as applicable, and (y) is enforceable against the other parties thereto, as applicable, in accordance with its terms except as such enforceability may be (1) limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws of general application relating to or affecting creditors’ rights generally and (2) subject to general equitable principles (whether considered in a proceeding in equity or at law). As of the date of this Agreement, neither Buyer nor the Archroma Financing Party has reason to believe that they would be unable to satisfy on a timely basis any of the conditions precedent to the Financing set forth in the Commitment Letters required to be satisfied by it. As of the date of this Agreement, no event has occurred that, with or without notice or lapse of time or both, would, or would reasonably be expected to, constitute a default or breach on the part of the Buyer, Archroma Financing Party or the Sponsor or, to the knowledge of Buyer, any other parties thereto pursuant to the Commitment Letter.

(d)           In no event shall the receipt or availability of any funds or financing by Buyer or the Archroma Financing Party (whether from the Financing or any other source) or any other financing or other transactions be a condition to any of Buyer’s or the Archroma Financing Party’s obligations hereunder.

Section 6.9              Buyer Approvals. The approval of this Agreement and the transactions contemplated under this Agreement and all the Ancillary Agreements by the written consent of each of the board of directors of Buyer and the unanimous written consent of the sole stockholder of Buyer (collectively, the “Buyer Approvals”) are the only votes, consents or approval of the holders of any capital stock of Buyer necessary to approve this Agreement and to enable Buyer to consummate the transactions contemplated hereby and thereby.

Section 6.10           Representations in respect of the Archroma Financing Party.

(a)             Organization. The Archroma Financing Party is a société à responsabilité limitée duly organized, validly existing and in good standing under the Laws of Luxembourg, and has full power and authority to own its properties and carry on its business in the places where such properties are now owned or such businesses are now being conducted. As of the date hereof and as of the Closing, the Buyer is a wholly owned and indirect subsidiary of the Archroma Financing Party.

(b)             Authority. The Archroma Financing Party has full power and authority, corporate and otherwise, to enter into this Agreement and perform its obligations hereunder. The Archroma Financing Party has full power and authority, corporate and otherwise, to enter into the Ancillary Agreements to which it is or will be a party and to perform its respective obligations hereunder and thereunder (as the case may be), including issuance of the preferred equity instrument contemplated by the Preferred Commitment Letter. This Agreement and the Ancillary Agreements to which the Archroma Financing Party is or will be a party have been, or will be prior to their execution, duly authorized and approved by all necessary corporate or equivalent action. Assuming the due authorization, execution and delivery of this Agreement by the Archroma Financing Party, this Agreement constitutes a legal, valid and legally binding obligation of the Archroma Financing Party, enforceable against the Archroma Financing Party in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equity principles. Assuming the due authorization, execution and delivery of the Ancillary Agreements by each Seller Affiliate party thereto (if applicable), as the case may be, each Ancillary Agreement to which the Archroma Financing Party is or will be a party, when delivered hereunder, will be duly and validly executed and delivered and will constitute a legal, valid and binding obligation of the Archroma Financing Party, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equity principles.

(c)             No Conflict. The execution, delivery and performance by the Archroma Financing Party of this Agreement and the Ancillary Agreements to which it is or will be a party and the execution, delivery and the consummation of the Acquisition and the Financing (including issuance of the preferred equity instrument contemplated by the Preferred Commitment Letter), do not and will not (i) violate any provision of the organizational documents of the Archroma Financing Party; (ii) assuming compliance with the matters set forth in Section 5.4 and Section 6.5, violate or result in a breach of or constitute a default under any Law or Order to which the Archroma Financing Party is subject; or (iii) violate or result in a breach of or constitute a default under any Contract to which the Archroma Financing Party is subject, except in the case of clause (ii) and (iii), where such violations, breaches or defaults would not, individually or in the aggregate, reasonably be expected to prevent or materially impair or delay the transactions contemplated by this Agreement or any Ancillary Agreement to which the Archroma Financing Party is party, including the Financing.

(d)             Solvency. As of the date hereof the Archroma Financing Party and its Subsidiaries, taken as a whole, are and, assuming (i) the satisfaction of the conditions to Buyer’s obligation to consummate the transactions contemplated hereby, (ii) the most recent projections, forecasts or revenue or earnings predictions regarding the Business prepared by or on behalf of the Seller and/or its Subsidiaries and made available to Buyer have been prepared in good faith based on assumptions that were and continue to be reasonable and (iii) the funding in full of the Financing in accordance with the terms of the Commitment Letters, as of immediately after the Closing, the Archroma Financing Party and its Subsidiaries, taken as a whole, will, after giving effect to all of the transactions contemplated by this Agreement, be Solvent. For purposes of this Section 6.10, “Solvent” shall mean that: (A) the fair saleable value (determined on a going concern basis) of the assets of the Archroma Financing Party and its Subsidiaries, taken as a whole, shall be greater than the total amount of the liabilities of the Archroma Financing Party and its Subsidiaries, taken as a whole, (B) the Archroma Financing Party and its Subsidiaries, taken as a whole, shall be able to pay their debts and obligations in the ordinary course of business as they become due, and (C) the Archroma Financing Party and its Subsidiaries, taken as a whole, shall not have an unreasonably small amount of capital to carry on the businesses in which they are then engaged.

Section 6.11           Buyer’s Acknowledgements.

EXCEPT AS SET FORTH IN ARTICLE 5, ANY ANCILLARY AGREEMENT AND THE CERTIFICATE TO BE DELIVERED AT THE CLOSING PURSUANT TO Section 4.2(c), BUYER ACKNOWLEDGES, ON BEHALF OF ITSELF, THE BUYER COMPANIES AND THEIR AFFILIATES, THAT NO SELLER AFFILIATES, OR THEIR RESPECTIVE REPRESENTATIVES OR ANY OTHER PERSON HAS MADE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, WITH RESPECT TO THE TRANSFERRED ASSETS, THE TRANSFERRED ENTITIES, THE TRANSFERRED EQUITY INTERESTS, THE ASSUMED LIABILITIES, THE INFORMATION PROVIDED BY THEM, THE ACQUISITION OR IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND ANY SUCH REPRESENTATIONS OR WARRANTIES ARE HEREBY DISCLAIMED. BUYER ACKNOWLEDGES, ON BEHALF OF ITSELF, THE BUYER COMPANIES AND THEIR AFFILIATES THAT, SHOULD THE CLOSING OCCUR, BUYER AND THE BUYER COMPANIES SHALL ACQUIRE THE TRANSFERRED ASSETS, THE TRANSFERRED ENTITIES, THE TRANSFERRED EQUITY INTERESTS AND THE ASSUMED LIABILITIES, WITHOUT ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, AS TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, IN AN “AS IS” CONDITION AND ON A “WHERE IS” BASIS, EXCEPT AS OTHERWISE EXPRESSLY REPRESENTED OR WARRANTED IN THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR THE CERTIFICATE TO BE DELIVERED AT THE CLOSING PURSUANT TO Section 4.2(c). BUYER FURTHER ACKNOWLEDGES, ON BEHALF OF ITSELF, THE BUYER COMPANIES AND THEIR AFFILIATES, THAT SHOULD THE CLOSING OCCUR, BUYER AND THE BUYER COMPANIES SHALL ACQUIRE THE TRANSFERRED ASSETS, THE TRANSFERRED EQUITY INTERESTS AND THE ASSUMED LIABILITIES WITHOUT ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, AS TO THE ENFORCEABILITY OR VALIDITY THEREOF, EXCEPT AS OTHERWISE EXPRESSLY REPRESENTED OR WARRANTED IN THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR THE CERTIFICATE TO BE DELIVERED AT THE CLOSING PURSUANT TO Section 4.2(c).

Buyer is relying on its own independent investigation, examination and valuation of the Business, including the Transferred Assets, the Transferred Equity Interests, the Transferred Entities and the Assumed Liabilities, in effecting the transactions covered by this Agreement and the Ancillary Agreements. Buyer has made inspections and investigations deemed necessary or desirable by Buyer. Buyer is purchasing the Transferred Assets and the Transferred Equity Interests and assuming the Assumed Liabilities based on the results of its inspections and investigations, and not on any representation or warranty of Seller or any of its Affiliates not expressly set forth in Article 5, any Ancillary Agreement or the certificate to be delivered under Section 4.2. In light of these inspections and investigations and the representations and warranties made to Buyer by Seller herein, in any Ancillary Agreement or in the certificate to be delivered under Section 4.2, absent Fraud, Buyer is relinquishing any right to any claim based on any representations and warranties other than those expressly set forth in Article 5, any Ancillary Agreement or the certificate to be delivered under Section 4.2. Without limiting the generality of the foregoing, Buyer acknowledges and agrees that, except as expressly set forth in Article 5, any Ancillary Agreement or the certificate to be delivered under Section 4.2 or in the case of Fraud, (a) none of the Seller Affiliates, any of their respective Representatives, or any other Person has made, or shall be deemed to have made, any representations or warranties in the materials relating to the Business or the assets or Liabilities of the Transferred Assets, Transferred Equity Interests and the Assumed Liabilities made available to Buyer, including due diligence materials, memorandum or similar materials, or in any presentation of the Business by management of the Transferred Companies or others in connection with the Acquisition, and (b) no statement contained in any such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by Buyer in executing, delivering and performing this Agreement and the transactions contemplated hereby. Without limiting the representations and warranties expressly set forth in forth in Article 5, any Ancillary Agreement or the certificate to be delivered under Section 4.2, it is understood that any cost estimate, projection or other prediction, any data, any financial information or any memorandum or offering material or presentation, or similar materials made available to Buyer and its Representatives (i) are not and shall not be deemed to be or to include, representations or warranties of Seller, the other Transferred Companies, any of their respective Representatives or any other Person and (ii) are not and shall not be deemed to be relied upon by Buyer in executing, delivering and performing this Agreement and the transactions contemplated hereby.

Buyer acknowledges that it has received from Seller certain projections, forecasts and prospective or third-party information relating to Seller or its Affiliates, the Business, the Transferred Assets, the Assumed Liabilities, the Transferred Equity Interests and other related topics. Buyer acknowledges that (i) there are uncertainties inherent in attempting to make such projections and forecasts and in such information; (ii) it is familiar with such uncertainties and other than the representations and warranties of Seller expressly set forth in Article 5, any Ancillary Agreement or the certificate to be delivered under Section 4.2, is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections, forecasts and information so furnished; and (iii) except in the case of Fraud, Buyer nor any other Person (including any Indemnified Party), shall have any claim against any Seller or any of its respective Representatives with respect thereto. Accordingly, without limiting the generality of Section 6.11, Buyer acknowledges that, other than the representations and warranties of Seller expressly set forth in Article 5, any Ancillary Agreement or the certificate to be delivered under Section 4.2, neither Seller nor any other Person makes any representations or warranties with respect to such projections, forecasts or information. Further, Buyer (on its behalf and on behalf of all Affiliates of Buyer) acknowledges that, assuming Seller’s compliance with its covenants set forth in this Agreement, it has waived and hereby waives as a condition to the Closing any further due diligence reviews, inspections or examinations with respect to any Seller, the Business, the Transferred Assets, the Assumed Liabilities or any other matter, including with respect to engineering, environmental, title, survey, financial, operational, regulatory and legal compliance matters.

Article 7
PRE-CLOSING ACTIONS

Section 7.1              Access, Information and Documents.

(a)                From and after the date hereof until the Closing, upon reasonable advance notice from Buyer of not less than three (3) Business Days, Seller shall, and shall cause the other Seller Affiliates to, to the extent permitted by Law, (x) permit Buyer and its Representatives to have reasonable access, during regular business hours, to the assets, management-level personnel, facilities, Contracts, books and records and other documents and data to the extent relating to the Transferred Assets, the Transferred Entities and/or the Business (other than, for the avoidance of doubt, the Excluded Assets), including for the purpose of planning for the integration of the Business and (y) instruct its employees, counsel and financial advisors to reasonably cooperate with Buyer in its investigation of the Transferred Assets, the Transferred Entities and/or the Business; provided, however, that (i) no such access (or related activities or investigations) shall unreasonably interfere with Seller’s or any Seller Affiliates’ normal operation of their respective businesses, including the Business, or include any environmental or other intrusive or subsurface sampling, testing, investigation or analysis and (ii) such access may be limited to the extent the Seller determines in good faith, in light of COVID-19 Measures, that such access would jeopardize the health and safety of any Employee; provided, further, that all information received by Buyer or its Representatives and given by or on behalf of any Seller Affiliate in connection with this Agreement and the Acquisition will be held by Buyer and its Affiliates and its and their Representatives as Evaluation Materials (as defined in the Confidentiality Agreement) pursuant to the terms of the Confidentiality Agreement. The terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect (and all obligations thereunder shall be binding upon Buyer and its Representatives as if parties thereto); provided, that at the Closing, Buyer’s obligations under the Confidentiality Agreement shall terminate other than in respect of Evaluation Material (as defined in the Confidentiality Agreement) to the extent such Evaluation Material (as defined in the Confidentiality Agreement) does not relate to the Transferred Entities, the Transferred Assets, the Assumed Liabilities or the Business, with respect to which the Confidentiality Agreement shall continue in full force and effect in accordance with its terms; provided, further, that (A) the Confidentiality Agreement is hereby amended, as of the date hereof, to allow, without the consent of Seller or its Affiliates, Buyer and its Representatives to disclose Evaluation Material and information regarding the Transaction (as each term is defined in the Confidentiality Agreement) in connection with regulatory filings and communications with Governmental Authorities, that such party is, in the opinion of outside counsel, required to make in connection with the Acquisition and the other transactions contemplated hereby and (B) the execution of this Agreement constitutes written consent of Seller pursuant to the Confidentiality Agreement to all actions by Buyer and its Affiliates expressly permitted under this Agreement. Each of SK Spice Holdings, LP, SK Spice S.à.r.l., and SK Capital Partners, LP are express, intended third-party beneficiaries of the immediately preceding sentence. If for any reason the Closing does not occur, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms. Notwithstanding anything to the contrary in this Agreement, neither Seller nor any of its Subsidiaries shall be required to disclose any information to Buyer or its authorized Representatives, if doing so would (i) violate any agreement or any Law to which the Seller of any of its Subsidiaries is a party or to which the Seller of any of its Subsidiaries are subject or (ii) compromise any attorney-client work product or similar privilege; provided, that Seller shall cooperate in good faith to develop substitute arrangements that do not result in the violation of such Law or compromise of such privilege.

(b)                The covenants in Section 7.1(a) will not require any Seller Affiliate to provide Buyer or its Representatives with access to any document, communication or information (i) related to the sale process with respect to the Business or the possible sale of the Business, (ii) that Seller believes in good faith to be subject to a contractual confidentiality obligation or should not be disclosed due to its competitively sensitive nature, (iii) to the extent such document, communication or information relates to the Retained Business or (iv) if Seller or its Affiliates, on the one hand, and Buyer or any of its Affiliates, on the other hand, are adverse parties in a litigation and such document, communication or information is directly pertinent thereto; provided, that with respect to any document, communication or information withheld pursuant to clause (ii), Seller shall make reasonable and appropriate substitute disclosure arrangements subject to the terms of the applicable Contract or Law.

(c)                From and after the date hereof until the Closing, without the prior written consent of Seller, which consent may not be unreasonably withheld, conditioned or delayed, neither Buyer nor any of its Affiliates shall contact any suppliers to, or Employees (except pursuant to Section 7.1(a) or Article 9), or customers, or partners of, the Business in connection with or pertaining to any subject matter of this Agreement.

(d)                The provisions of this Section 7.1 shall not apply with respect to Tax matters.

Section 7.2              Conduct of Business.

(a)                From the date hereof until the Closing, except (i) as otherwise contemplated or permitted by Section 2.1(e) or as set forth on Schedule 7.2, (ii) as required by Law, Order, any Governmental Authorization or COVID-19 Measure, or (iii) as Buyer shall otherwise consent in writing, which consent shall not be unreasonably withheld, conditioned or delayed, Seller agrees to, and to cause the Seller Affiliates other than Seller to, operate the Business in the ordinary course consistent with past practice in all material respects and to use commercially reasonable efforts to take the following actions; provided, that if the Seller or its Affiliates files a Proceeding against Buyer alleging that the transactions contemplated by this Agreement have not been consummated as a result of a material breach of this Agreement by Buyer, then the restrictions set forth in this Section 7.2 shall be deemed to be waived by Buyer from and after the filing of such Proceeding:

(i)                 preserve in all material respects the goodwill and the business relationships (contractual or otherwise) with customers, suppliers, Transferred Employees and other key business relationships of the Business; and

(ii)               maintain all material equipment and other tangible personal property of the Business in their present repair, good order and condition, except for depletion and ordinary wear and tear.

(b)                From the date hereof until the Closing, without limiting the generality of Schedule 7.2(a), to the extent that any of the following actions are related to or affect (other than de minimis affects) the Business, the Transferred Assets, the Assumed Liabilities and/or the Transferred Entities, except (i) as otherwise contemplated or permitted by Section 2.1(e) or as set forth on Schedule 7.2, or (ii) as required by Law, Order, any Governmental Authorization or COVID-19 Measure, Seller shall not, and shall not permit the other Seller Affiliates to, without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed:

(i)                 amend the charter, bylaws or similar organizational documents of any Transferred Entity or adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization with respect to any Transferred Entity;

(ii)               issue, deliver, split, reclassify, subdivide, redeem, repurchase, pledge, subject to any Encumbrance (other than a Permitted Encumbrance), sell, transfer or otherwise dispose of any Equity Interests, or issue, deliver or sell or propose or agree to issue any securities convertible into or exchangeable or exercisable for, or options with respect to, or warrants to purchase, or rights to subscribe for, Equity Interests of any Transferred Entity;

(iii)             (A) enter into, adopt, amend in any material respect or terminate any material Transferred Entity Benefit Plan or any material Seller Benefit Plan that is not a Transferred Entity Benefit Plan, (B) increase, pay or promise to increase or pay any compensation or payment to any current or former employee, director, consultant or other individual service provider of the Business whose annual base salary exceeds $200,000 (or, in the case of any consultant or independent contractor, whose annual base compensation exceeds $200,000), (C) grant or increase any equity, equity-based, retention, change in control, severance or termination pay to any current or former employee, director, consultant or other individual service provider of the Business, (D) establish, adopt, enter into, amend or terminate any union, collective bargaining, voluntary recognition, works council or other labor agreement or other legally binding commitment to any labor organization, union, works council, employee association or similar entity, (E) accelerate the vesting or payment of, or fund the payment, compensation or benefits under, any Transferred Entity Benefit Plan or any Seller Benefit Plan for which Buyer or its Affiliates will assume any Liability under this Agreement, (F) hire, terminate (other than for cause), promote or demote any employee, consultant or other individual service provider of the Business who is entitled to receive annual base salary equal to or in excess of $200,000 (or, in the case of any consultant or independent contractor, annual base compensation equal to or in excess of $200,000), (G) internally transfer or otherwise alter the duties and responsibilities of any employee in a manner that affects whether such employee is or is not classified as an Employee, or (H) take any action that results in a material increase or decrease in the number of Employees, except (I) in each case, as required by any applicable Law or the terms of any Seller Benefit Plan or Union Contract as in effect on the date of this Agreement, (II) in each case, as required under Article 9, (III) in the case of clauses (A), (B), (D) or, except with respect to Transferred Entity Benefit Plans, (E) as would apply to similarly situated employees of Seller or its Affiliates in the applicable jurisdiction or geographic location and such action does not target or otherwise disproportionately affect the Employees in such jurisdiction or geographic location, or (IV) in the case of clause (A), in connection with the annual renewal and re-enrollment of any Seller Benefit Plan in the ordinary course of business, and as will not result, individually or in the aggregate, in any material Liability under this Agreement or otherwise to Buyer or its Affiliates;

(iv)              pledge, sell, lease, sublease, transfer, license, sublicense, assign, allow to lapse, fail to renew, abandon or otherwise dispose of or otherwise make subject to an Encumbrance (other than any Permitted Encumbrance) any material Transferred Asset, Transferred Company Equity Interest or material asset of a Transferred Entity, other than (A) the sale of Inventory or obsolete, worn-out or excess equipment or assets, in each case, in the ordinary course of business, and (B) the non-exclusive licenses of IP Rights in the ordinary course of business;

(v)                as it relates to the Business or any Transferred Entity, acquire any business, product line, real property, Equity Interests or Person, by merger or consolidation, purchase of assets or Equity Interests, or by any other manner, in a single transaction or a series of related transactions, other than pursuant to existing Contracts that have been made available to Buyer;

(vi)              (A) extend, materially amend or materially modify (other than renewals in the ordinary course of business), assign, terminate, or waive any material right under, any Material Contract (or any Contract entered into after the date of this Agreement that would have been a Material Contract if in effect on the date of this Agreement) or (B) enter into any Contract (other than in the ordinary course of business) that would have been a Material Contract if it were in effect on the date of this Agreement;

(vii)            make any material change in any of its present financial accounting, cash management and working capital methods, policies and practices, other than changes in the ordinary course of business and other than as may be required by GAAP or as may be required by applicable Law;

(viii)          incur any indebtedness for borrowed money, or assume, grant, guarantee or endorse or otherwise become responsible for the obligations of, any Person, or make loans, investments or advances to any Person other than (A) advances to Transferred Employees, (B) amounts to be paid in full prior to the Measurement Time or reflected as a current liability in Closing Net Working Capital, (C) for amounts less than $200,000, (D) as between Transferred Entities in the ordinary course of business and consistent with past practice, or (E) renewals of letters of credit in the ordinary course of business;

(ix)              fail to maintain and keep in full force an effect, terminate, fail to renew or cancel any Insurance Policies maintained for, at the expense of or for the benefit of, the Business, other than replacements or substitutions in the renewal process, in the ordinary course of business;

(x)                (A) incur or commit to making any capital expenditures in respect of the Business or any Transferred Entities in excess of $2,500,000 in the aggregate other than aggregate capital expenditures contemplated by the Business’ capital expenditure forecast used to set the CapEx 2022 Target Amount and CapEx 2023 Target Amount or (B) defer or fail to make any cash contributions which are required by Contract or applicable Law to any Employee Pension Benefit Plan or other funded Employee Benefit Plan in the ordinary course;

(xi)              declare, set aside or pay any dividends or distributions on any Equity Interests of a Transferred Entity other than cash dividends or other cash distributions to Seller or its Affiliates that are made prior to the Measurement Time in accordance with the Pre-Closing Reorganization;

(xii)            commence or settle or compromise, or offer or propose to settle or compromise, any Proceeding involving the Business (in the case of a settlement or compromise or a proposed settlement or compromise of any such Proceeding, other than a settlement or compromise that would (A) involve monetary payment not in excess of $200,000, (B) not subject the Business or any Transferred Entity to any material restriction as to its operations other than any confidentiality, release or non-disparagement clauses, and (C) not include any admission of criminal or material wrongdoing by any Transferred Entity);

(xiii)          in each case with respect to each of the Transferred Entities, Transferred Assets, Assumed Liabilities and the Business, make, change or revoke any material Tax election (including for the avoidance of doubt any entity classification election or change in entity classification pursuant to Treasury Regulations Section 301.7701-3 unless otherwise permitted by Section 10.8(d)); settle or compromise any claim, notice, audit report or assessment in respect of material Taxes; change any annual Tax accounting period (except to the extent contemplated by Section 7.6); adopt or change any method of Tax accounting; file any amended material Tax Return; enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or similar Contract (other than a Contract entered into in the ordinary course of business, the principal subject matter of which is not Taxes) or closing agreement relating to any material Tax; surrender any right to claim a material Tax refund; consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment; or materially change or revoke any transfer pricing practices between any Transferred Entity or with respect to the Transferred Assets, Assumed Liabilities and the Business, on the one hand, and any Seller Company, on the other hand; or

(xiv)          agree, whether in writing or otherwise, to do any of the foregoing.

(c)                Notwithstanding the foregoing, nothing in this Section 7.2 will prevent Seller or any of its Affiliates from taking the following actions: (i) contributions, transfers, distributions, assignments and acceptances of assets and Liabilities, (ii) the repayment of indebtedness and the extinguishment of Encumbrances, (iii) formation, dissolution or divisive transactions (including a spin-off or split-off) of subsidiaries, including Transferred Entities, in each case, to the extent in compliance with Section 2.1(e) and required to implement the Reorganization Plan or to take such actions set forth on Schedule 5.6 and (iv) distribute any Cash Equivalents from any Transferred Entities to, and for the benefit of, the Seller and its Affiliates (other than any other Transferred Entities).

Section 7.3              Efforts of the Parties.

(a)                Subject to the terms and conditions set forth in this Agreement, including Section 7.4, which shall apply to the Required Filings and other matters addressed therein (it being understood and agreed that, notwithstanding anything to the contrary in this Agreement, this Section 7.3 shall not apply in any respect with respect to the approvals required in respect of the Required Filings or any other matter addressed in Section 7.4), each of Seller and Buyer, except where greater efforts or facially non-efforts-based obligations are expressly required by the terms of this Agreement, shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Acquisition as promptly as practicable and in any event prior to the End Date, including (i) to comply promptly with all legal requirements which may be imposed on it with respect to this Agreement and the Acquisition (which actions shall include furnishing all information required by applicable Law in connection with approvals of, clearances or consents from or filings with any Governmental Authority); (ii) to obtain any consent, authorization (including any Governmental Authorization and related bond, letter of credit or other financial assurance), Order or approval of, or any exemption by, any Governmental Authority or other public or private third party required to be obtained by Buyer or any Seller Affiliate in connection with the Acquisition or the taking of any related action contemplated by this Agreement, and (iii) to promptly effect all necessary registrations and filings with Governmental Authorities; provided, however, that all such actions relating to Environmental Permits shall be governed by Section 7.3(b).

(b)                From the date hereof until the Closing and, with respect to any Deferred Jurisdiction, until the applicable Local Closing Date, Seller shall, and shall cause Seller Affiliates to, use reasonable best efforts to transfer to Buyer, and Buyer shall use reasonable best efforts to assist Seller in transferring to Buyer, any Environmental Permits or Governmental Authorizations, and making any declaration to or filing or registration with any Governmental Authority or third party, in each case to the extent such transfer, declaration, filing or registration is required prior to the Closing or Deferred Transfer, as applicable, in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby or Buyer’s operation of the Business immediately after the Closing or Deferred Transfer, as applicable. From and after the Closing or Local Closing Date, as applicable, and continuing until 365 days after the Closing or Local Closing Date, as applicable, Buyer shall be responsible for transferring or obtaining, and Seller shall use reasonable best efforts to assist Buyer in transferring or obtaining, any Environmental Permits or Governmental Authorizations, and making any declaration to or filing or registration with any Governmental Authority or third party, in each case that is required in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby or Buyer’s operation of the Business immediately after the Closing or Local Closing Date, as applicable. During the period commencing on the date hereof, (i) Seller and Buyer shall reasonably cooperate with each other in connection with transferring or obtaining any such Environmental Permits or Governmental Authorizations, or making any such declaration or filing or registration, including by furnishing, upon a reasonable request, any additional information, executing and delivering any additional documents and instruments, including contract assignments, and doing any and all such other things as may be reasonably required by the Parties or their counsel to consummate or otherwise implement the transactions contemplated by this Agreement, and (ii) until the earlier of (A) transferring or obtaining any such Environmental Permit or Governmental Authorization or making any such declaration or filing or registration or (B) the expiration of such 365-day period, Buyer, the Buyer Companies and the Selling Companies shall use commercially reasonable efforts to cooperate in any lawful and reasonable arrangement reasonably proposed by either Buyer or Seller under which Buyer or a Buyer Company shall obtain the benefit of any such Environmental Permits or Governmental Authorizations held by a Selling Company in connection with the ownership or operation of the Business or the Transferred Assets or the Transferred Company Equity Interests following the Closing or Deferred Transfer, as applicable; provided, however, that no Selling Company shall be required to make any payment, commence, defend or participate in any litigation or offer or grant any accommodation (financial or otherwise) with respect to any such Environmental Permit or Governmental Authorization (except, in relation to the defense or participation in any litigation or proceeding, at Buyer’s request and reasonable expense as reasonably necessary in connection with the transferring or obtaining of any such Environmental Permit or Governmental Authorization); and provided, further that Buyer and the Buyer Companies shall (y) be responsible for complying with, maintaining in full force and effect, and discharging all of the Selling Companies’ obligations with respect to, such Environmental Permits or Governmental Authorizations and (z) indemnify and hold harmless the Seller Indemnitees from and against any and all Losses arising out of or relating to any Environmental Permit or Governmental Authorization held by any Selling Company for the benefit of Buyer or any Buyer Company. Until such time as the applicable Environmental Permit or Governmental Authorization is transferred to, or obtained by, the applicable Buyer Company, the Selling Companies shall not take any action that could result in the revocation, termination or material modification of any such Environmental Permit or Governmental Authorization and, subject to Buyer’s obligations set forth in the preceding sentence, shall maintain such Environmental Permits and Governmental Authorizations in full force and effect.

Section 7.4              Certain Governmental Matters.

(a)                Each of Buyer and the Seller shall and shall cause the Selling Companies and Transferred Entities to, and Buyer shall cause its Affiliates to, use their reasonable best efforts to (i) as diligently and as promptly as practicable, obtain from any Governmental Authority any consent, approval, authorization, declaration, waiver, license, franchise, permit, certificate or Order required to be obtained or made by Buyer or the Selling Companies and Transferred Entities, and to avoid any action or Proceeding by any Governmental Authority, in each case in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated herein; provided, that under no circumstances shall the Selling Companies or the Transferred Entities (A) incur any material liability that will be an obligation of any of the Selling Companies or Transferred Entities after the Closing to secure any consents, Orders, permits, qualifications, exemptions or waivers (other than nominal administrative, processing or similar fees or charges) without Buyer’s consent, not to be unreasonably withheld, or (B) except as will not be an obligation of any Selling Company or Transferred Entity after the Closing, offer or grant or otherwise provide any material accommodation (financial or otherwise) to any third party from whom consent, Order, permit, qualification, exemption or waiver is requested or required or accept any material adverse conditions or obligations in connection therewith; provided, that, notwithstanding anything to the contrary in this Agreement, any such liability or obligation of any Selling Company or Transferred Entity that remains an outstanding liability or obligation of such Selling Company or Transferred Entity at or after Closing (with respect to each of clause (A) and clause (B)) shall be a current liability for purposes of the calculation of Net Working Capital, and (ii) as promptly as practicable make all necessary filings and responses, and thereafter make any other required submissions, with respect to this Agreement required under any applicable Law, including any Competition Laws, and any applicable investment screening Laws. Buyer and the Selling Companies and Transferred Entities shall, and Buyer shall cause its Affiliates to, cooperate reasonably with each other in connection with obtaining all such consents, approvals, authorizations, declarations, waivers, licenses, franchises, permits or Orders and the making of all such filings, to the extent permissible under applicable Law, including providing copies of all such non-proprietary documents to the non-filing party and its advisors prior to filing and, if reasonably requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. Buyer and the Selling Companies and Transferred Entities shall, and Buyer shall cause its Affiliates to, promptly furnish to each other all information required for any application or other filing to be made by the other in connection with the transactions contemplated by this Agreement. Each Party will not, and will not permit its Subsidiaries to, consent or agree to any voluntary delay of the consummation of the transactions contemplated by this Agreement without the prior written consent of the other parties, which consent shall not be unreasonably withheld.

(b)                Each of Buyer and the Selling Companies and Transferred Entities agree to make, and Buyer shall cause its Affiliates to make, any necessary filings to complete the filings listed on Schedule 7.4(b) (the “Required Filings”) as promptly as practicable after execution of this Agreement, which filings shall include, to the extent available, a request for early termination of the applicable waiting period under any Competition Laws and Investment Screening Laws pursuant to which such early termination is available. Each Party shall, and Buyer shall cause its Affiliates to, comply at the earliest practicable date with any request under any such Competition Laws, or any Investment Screening Laws to provide information, documents, or other materials requested by any Governmental Authority. Buyer shall pay or cause to be paid all filing fees required to be paid in order to make the Required Filings and obtain the Required Approvals. Notwithstanding anything in this Agreement to the contrary, no Selling Company or Transferred Entity shall be required to (i) pay any fees or make any payments to any third parties in connection with its obligations under this Section 7.4 or (ii) commit to, take or effect any action unless the taking of such action is conditioned upon the consummation of the transactions contemplated by this herein.

(c)                Buyer shall take, and shall cause its Affiliates to take, in each case in connection with this Agreement and the transactions contemplated herein, any and all actions necessary or advisable to (i) resolve prior to the End Date objections, if any, asserted by any Governmental Authority under any Competition Law or Investment Screening Law with respect to this Agreement or the transactions contemplated by this Agreement and (ii) obtain promptly and in any event prior to the End Date all consents, approvals, authorizations, declarations, waivers, licenses, franchises, permits, certificates or Orders from any Governmental Authority under any Competition Law or Investment Screening Law necessary in connection with the consummation of the transactions contemplated by this Agreement, including to secure the termination or expiration of the applicable waiting period and all requisite clearances, consents and approvals listed on Schedule 7.4(c) (obtaining or receiving the expiration or termination of such applicable waiting periods and approvals, the “Required Approvals”), including, but not limited to, by (A) selling, licensing, otherwise disposing of or holding separate, or agreeing to sell, license, otherwise dispose of or hold separate, any entities, assets, technology, IP Rights or facilities of Buyer, Buyer’s Affiliates or the Selling Companies or Transferred Entities before or after the Closing, including, if necessary, the entire business of the Selling Companies and Transferred Entities to be acquired pursuant to the transactions contemplated by this Agreement; (B) terminating, amending or assigning existing relationships or contractual rights and obligations; (C) amending, assigning or terminating existing licenses or other agreements or entering into new licenses or other agreements; (D) changing or modifying any course of conduct or otherwise making any commitment (to any Governmental Authority or otherwise) regarding future operations of Buyer, Buyer’s Affiliates or the Selling Companies or Transferred Entities; (E) otherwise taking or committing to take any action that before or after the Closing would limit Buyer’s or any of its Affiliates’ freedom of action with respect to, or its ability to retain, one or more of Buyer’s or its Affiliates’ businesses, product lines, licenses, operations, rights, assets or rights or interests therein, or the ability of any Affiliate of Buyer to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the capital stock of Buyer or (F) executing settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Authority in furtherance of the foregoing. No actions taken pursuant to this Section 7.4 shall be considered for purposes of determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur, provided, that the foregoing shall not limit consideration of any action taken by the Seller in breach of any provision of this Agreement. If, despite the foregoing, any Proceeding is instituted (or threatened to be instituted) challenging the transactions contemplated herein as violative of any Competition Law or any Investment Screening Law, Buyer shall, and shall cause its Affiliates to, take any and all actions necessary to defend such Proceeding and to prevent, lift or rescind any injunction or restraining order or other Order adversely affecting the ability of the Parties to consummate the transactions contemplated herein, including efforts to defend, contest or otherwise resist any Proceeding, including any Proceeding seeking a temporary restraining order or preliminary injunction, or Order by any Governmental Authority or private party, challenging the transactions contemplated herein as violative of any Competition Law or Investment Screening Law. Without prejudice to Buyer’s obligations pursuant to this Section 7.4, the Parties agree and acknowledge that Buyer shall control and lead all actions, decisions and strategy for obtaining all consents, approvals, authorizations, declarations, waivers, licenses, franchises, permits, certificates or Orders from any Governmental Authority necessary to satisfy the Required Approvals, including but not limited to: (1) determining and directing, subject to the dates in Schedule 7.4(b), the timing, nature and substance of all filings, notifications, statements, submissions, advocacy and communications to Governmental Authorities and other persons; (2) controlling, leading and determining the strategy for all dealings and communications, both oral and written, with Governmental Authorities; (3) making all final determinations as to the appropriate course of action with respect to the Required Approvals and Governmental Authorities; and (4) subject to the final sentence of this Section 7.4(c), determining whether to pull and refile any notification or filing, to extend any waiting or review period or to enter into any commitment or agreement (including any timing agreement) with, any Governmental Authority in connection with the timing of, or consummation of, the transactions contemplated by this Agreement provided that in no event shall Buyer take any such actions described in clause (4) herein without the prior consent of the Seller, which shall not unreasonably be withheld; provided further that in connection with all such actions, decisions and strategy described in clause (1) through clause (4) herein, Buyer shall consult in advance with the Seller and give due consideration to the views of Seller in good faith. Further, subject to applicable Law, Buyer and the Seller shall, and Buyer shall cause its Affiliates to, coordinate and cooperate with the other parties in connection with their respective efforts to obtain all consents, approvals, authorizations, declarations, waivers, licenses, franchises, permits, certificates or Orders from any Governmental Authority under any Competition Law or any Investment Screening Law necessary or advisable in connection with the consummation of the transactions contemplated by this Agreement, including satisfying the conditions set forth in Section 4.1(a), which shall, to the extent permitted under applicable Law, include (1) cooperating reasonably in all reasonable respects with the other Party in connection with any investigation or other inquiry, (2) keeping the other Party promptly informed of any communication received from any Governmental Authority under any Competition Law or Investment Screening Law, including, the Federal Trade Commission or U.S. Department of Justice or similar non-United States Governmental Authority regarding any of the transactions contemplated hereby, (3) providing the other Party and its advisors with a reasonable opportunity to (x) review any proposed communication with any Governmental Authority, (y) consult with the other Party prior to any meeting or conference (in person, via video or telephone or otherwise) with any Governmental Authority, and (z) to the extent not prohibited by such Governmental Authority, refusing to participate in such meetings or conferences without the other parties’ opportunity to attend and participate, and (4) providing such other information and assistance as the other Party may reasonably request in connection with the foregoing; provided, however, that any copies of information, material or communications provided under this Section 7.4 may be redacted as necessary to address legal privilege or contractual confidentiality obligations, to remove information regarding the valuation of the Transferred Entities or Transferred Assets or to comply with applicable Law; provided further, that, portions of such copies that are competitively sensitive may be designated as “outside antitrust counsel only.” Notwithstanding anything else in this Agreement to the contrary, Buyer agrees that it will not enter into any timing agreement with any Governmental Authority or withdraw and refile a HSR premerger notification filing under the HSR Act, or take any similar action with regard to any other filing made pursuant to any Competition Law or Investment Screening Law, without the prior written consent of the Seller.

(d)                Except as specifically required by this Agreement, Buyer shall not, and Buyer shall cause its Affiliates not to, take any action, or refrain from taking any action, the effect of which would be to delay, prevent or impede the ability of the Parties to consummate the transactions contemplated by this Agreement. Without limiting the generality of the forgoing, Buyer shall not, and shall not permit any of its Affiliates to, acquire or agree to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner), any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation would reasonably be expected to (i) result in any more than de minimis delay in the obtaining of, or increase the risk of not obtaining, any authorizations, consents, Orders, declarations, waivers, licenses, franchises, permits, certificates or approvals of any Governmental Authority under Competition Law or Investment Screening Law necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, (ii) increase the risk of any Governmental Authority entering an order prohibiting or delaying the consummation of the transactions contemplated by this Agreement or (iii) delay, other than a de minimis delay, the consummation of the transactions contemplated by this Agreement.

(e)                The Parties’ obligations in this Section 7.4 are cumulative, and a Party’s obligations in any specific clause of this Section 7.4 shall not be interpreted to limit in any way the Parties’ obligations in any other clause.

Section 7.5              No Control of Other Party’s Business. Nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the Business operations prior to the Effective Time, and nothing contained in this Agreement shall give Seller directly or indirectly, the right to control or direct Buyer’s or its subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of Seller and Buyer shall exercise, subject to and consistent with the terms and conditions of this Agreement, complete control and supervision over its and its subsidiaries’ respective operations.

Section 7.6              German PLTA.

With respect to German PLTA matters, the Parties have made the agreements and covenants set forth in Exhibit H to this Agreement, which is hereby incorporated into this Agreement.

Section 7.7              Guarantees; Other Obligations.

At or before the Closing, Buyer shall use reasonable best efforts to (a) arrange for substitute letters of credit, Buyer guarantees and other obligations, in each case, on terms reasonably acceptable to Buyer, to replace any outstanding Seller Guarantees set forth on Schedule 7.7 (as may be amended pursuant to this Section 7.7) or (b) to the extent permitted by applicable Law and the terms thereof, assume all obligations (solely to the extent relating to the Business) under each such Seller Guarantee, and obtain from the creditor, beneficiary or other counterparty a full release (in a form satisfactory to Seller) of all parties liable, directly or indirectly, for reimbursement to the creditor or fulfillment of other obligations to a beneficiary or counterparty in connection with amounts drawn under the Seller Guarantees (solely to the extent relating to the Business). In furtherance and not in limitation of the foregoing, subject to reasonable consultation with Buyer, Seller shall have the right to control and direct the process by which the parties approach the beneficiaries or counterparties of such Seller Guarantees, including by leading in all meetings, discussions and communications with beneficiaries or counterparties; provided that (i) Seller shall not commit to or offer any obligation that would create any Liability to any Buyer Company, any Transferred Entity or the Business after Closing and (ii) Buyer shall determine the terms of replacement credit support. To the extent the beneficiary or counterparty under any Seller Guarantees does not accept any such substitute letter of credit, Buyer guarantee or other obligation proffered by Buyer and Buyer is not permitted to assume or cause to be assumed any such Seller Guarantee in accordance with the foregoing clause (b), Buyer shall (x) indemnify, defend and hold harmless Seller and its subsidiaries against, and reimburse Seller and its Affiliates for, all out-of-pocket amounts paid, including costs or expenses in connection with such Seller Guarantees, including Seller’s and its Affiliates’ out-of-pocket expenses required to be paid to a third party to maintain such Seller Guarantees, in the event any such Seller Guarantee is drawn upon or required to be performed with respect to any period after the Closing, and shall in any event promptly reimburse Seller and its Affiliates to the extent any such Seller Guarantee is called upon in connection with an event taking place after the Closing, and Seller or any of its Affiliates makes any payment or is obligated to reimburse the Party issuing such Seller Guarantee; and (y) not, without Seller’s prior written consent, amend in any manner materially adverse to Seller or any of its Affiliates, or extend (or permit the extension of), any Seller Guarantee or any obligation supported by any Seller Guarantee. Prior to the Closing, without the prior written consent of Buyer, Seller shall not, and shall cause the other Seller Affiliates not to, modify or amend (other than to renew or extend in the ordinary course of business on substantially similar terms) the obligations guaranteed by any Seller Guarantee or enter into new Seller Guarantee if the obligations of Seller and its Affiliates under all Seller Guarantees would exceed 110% of the obligations of Seller and its Affiliates under the Seller Guarantees set forth on Schedule 7.7 as of the date of this Agreement; provided that within the earlier of three (3) Business Days following any permitted modification, amendment, renewal or entry into any Seller Guarantee and ten (10) Business Days prior to Closing, Seller shall update and deliver to Buyer a revised Schedule 7.7 reflecting such permitted modifications, amendments or renewals of or entry into any new permitted Seller Guarantees. Seller shall, and shall cause the other Seller Affiliates to, use reasonable best efforts to cooperate with Buyer in obtaining the release of each Seller Guarantee required under this Section 7.7. Notwithstanding anything in this Section 7.7, neither Seller nor any of its Affiliates shall have any obligation to replace any Seller Guarantee which is not replaced by the Buyer in accordance with this Section 7.7 and expires in accordance with its terms.

Section 7.8              Negotiation of Certain Ancillary Agreements.

Seller and Buyer shall cooperate to, as promptly as practicable and in good faith, finalize the definitive form of each of the Shared Site Agreements and Toll Manufacturing Agreement (including all annexes, appendices, exhibits and schedules thereto) (each a “Interim Period Agreement”) in each case, in a form mutually and reasonably acceptable to Buyer and Seller, to be executed and delivered by Seller, Buyer or their applicable Affiliates (including the Transferred Entities) at the Closing. Seller and Buyer, on behalf of themselves and their applicable Affiliates, agree that each of Buyer and Seller shall cause the applicable parties thereto to execute and deliver at the Closing, (i) with respect to terms specifically included in Exhibit I or Exhibit J (as applicable), Interim Period Agreements, in each case, which are mutually and reasonably acceptable to Buyer and Seller and which include the terms attached hereto as Exhibit I or Exhibit J (as applicable), with only such additions, deletions and modifications as necessary for the parties thereto, acting in good faith and reasonably, to complete the missing terms or to correct any scrivener’s errors which are included in Exhibit I or Exhibit J (as applicable), unless further changes are mutually agreed by the applicable parties and (ii) in the case of any terms not specifically included in Exhibit I or Exhibit J (as applicable), Interim Period Agreements mutually and reasonably acceptable to Buyer and Seller with such terms as are customary for agreements of the nature contemplated thereby and otherwise consistent with the terms hereof. Notwithstanding anything to the contrary, the Parties shall use reasonable best efforts to finalize (other than the schedules thereof) the Interim Period Agreements by the date that is forty-five (45) days after the date hereof. If the applicable parties to an Ancillary Agreement are unable to reach agreement on any term or condition of such Ancillary Agreement such that a definitive agreement is not executed and delivered at the Closing, the Closing shall not take place until such Ancillary Agreements have been mutually negotiated and executed by all parties thereto.

Section 7.9              Shared Contracts; Replicated Contracts.

(a)                Buyer acknowledges that Seller or its Affiliates are party to certain Shared Contracts. Each of Seller and Buyer shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to obtain from, and to cooperate in obtaining from, and shall, and shall cause, in the case of Seller, the Selling Companies or Seller’s Affiliates and Subsidiaries (as applicable), and, in the case of Buyer, the Transferred Entities and/or Buyer’s Affiliates and Subsidiaries (as applicable) to, enter into with, each third party to a Shared Contract, either (i) a separate Contract in a form reasonably acceptable to Seller and Buyer that allocates the rights and obligations of Seller and its Affiliates under each such Shared Contract as between the Business, on the one hand, and the Retained Businesses, on the other hand, and which are otherwise substantially similar in all material respects to such Shared Contract or (ii) a contract or agreement in a form reasonably acceptable to Seller and Buyer effective as of the Closing that (A) assigns the rights and obligations under such Shared Contract solely to the extent related to the Business and arising after the Closing to Buyer and its applicable Affiliates and (B) releases Seller and its Affiliates (other than the Transferred Entities) from all liabilities or obligations with respect to the Business that arise after the Closing. Any Contracts entered into pursuant to this Section 7.9(a) that relate to the Business, to the extent consistent with the terms of this Agreement, shall be entered into by Buyer or one of its Affiliates (which may be a Transferred Entity) effective as of the Closing and shall allocate to Buyer or such Affiliate (as applicable) all rights and obligations of Seller and its Affiliates (as applicable) under the applicable Shared Contract being replaced to the extent such rights and obligations relate to the Business and arise after the Closing. All purchase commitments under the Shared Contracts shall be allocated under the Contracts entered into pursuant to this Section 7.9(a) as between the Business, on the one hand, and the Retained Businesses, on the other hand, in an equitable manner that is mutually and reasonably agreed to by Seller and Buyer. In connection with the entering into Contracts pursuant to this Section 7.9(a), the Parties shall use their reasonable best efforts to ensure that Seller and its Affiliates are released by the third party with respect to all liabilities and obligations related to the Business arising after the Closing.

(b)                In the event that any third party that is party to any Shared Contract does not agree to enter into a Contract pursuant to Section 7.9(a), the Parties shall in good faith seek mutually acceptable alternative arrangements for purposes of allocating rights and liabilities and obligations under such Shared Contract (provided that such arrangements shall not result in a breach or violation of such Shared Contract by Seller or its Affiliates). Such alternative arrangements may include a subcontracting, sublicensing or subleasing arrangement under which Buyer and its applicable Affiliates would, in compliance with Law, obtain the benefits under, and, to the extent first arising after the Closing, assume the obligations and bear the economic burdens associated with, such Shared Contract solely to the extent related to the Business (or applicable portion thereof) or under which Seller and its Affiliates would, upon the request of Buyer, enforce for the benefit (and at the expense) of Buyer and its Affiliates any and all of Seller and its Affiliates rights against such third party under such Shared Contract solely to the extent related to the Business (or applicable portion thereof), and Seller and its Affiliates would promptly pay to Buyer and its applicable Affiliates when received all monies received by them (net of any applicable Taxes imposed on Seller and its Affiliates) under such Shared Contract solely to the extent related to the Business (or applicable portion thereof).

Section 7.10           IT Set-Up.

Seller will undertake, or cause to be undertaken, certain information technology set-up services in accordance with the provisions set forth in Annex J. Prior to the Closing, Seller shall use commercially reasonable efforts to prepare and deliver to Buyer the Critical Provided IT Systems (as defined in in Annex J) such that Material Completion (as defined in in Annex J) has been achieved as contemplated by Annex J. Promptly following the date hereof, the Parties and their respective Representatives will cooperate to jointly develop a set of specific testing protocols and procedures as contemplated by Annex J (including the Integration Testing and User Readiness Testing (as defined in in Annex J)) designed to determine that the IT assets and related systems to be used by the Business are sufficient to achieve Material Completion. Seller shall use commercially reasonable efforts to complete such testing prior to the Closing in accordance with Annex J and shall permit Representatives of Buyer to review and discuss the results thereof. At such time as Seller has reasonably determined in good faith that Material Completion has been achieved, Seller shall provide to Buyer written notice of such determination in accordance with Annex J (the “Cutover Readiness Notice”).

Section 7.11           Financing.

(a)                Buyer and the Archroma Financing Party shall each use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the Financing on the terms and conditions described in the Commitment Letters (with any amendments, modifications or replacements permitted under Section 7.11(b)) on or prior to the Closing including, without limitation, using reasonable best efforts to (i) subject to Section 7.11(c), maintain in effect the Preferred Commitment Letter until the earlier of the (x) Closing Date and the payment in full of any Deferred Purchase Price for which the Financing is intended to provide funds, as of the date hereof, (y) the valid termination of this Agreement and (z) the consummation of alternative financing transactions sufficient, when taken together with other immediately available sources of funds available to Buyer, to enable Buyer to consummate the transactions contemplated hereby, including payment of the Purchase Price on the Closing Date and any other amounts incurred or otherwise payable by Buyer in connection with the Acquisition and all fees and expenses of Buyer relating to the transactions contemplated hereby, (ii) enter into definitive agreements with respect to the Third Party Financing (the “Definitive Third Party Financing Agreements”) on or prior to the Closing Date on the terms and subject only to the conditions set forth in the Preferred Commitment Letter (or on terms not less favorable in any material respect to Buyer and the Archroma Financing Party than the terms and conditions set forth in the Preferred Commitment Letter), (iii) satisfy (or obtain a waiver of) on a timely basis all conditions to funding the amounts necessary to meet its obligations under this Agreement applicable to it and (if relevant) its Subsidiaries in the Commitment Letters and (the applicable Definitive Third Party Financing Agreements, (iv) enforce its rights under the Preferred Commitment Letters and the applicable Definitive Third Party Financing Agreements in the event of any breach by the Financing Sources of their funding obligations thereunder and (v) with respect to the Archroma Financing Party, contribute, directly or indirectly, or otherwise make available to Buyer, any and all funds received by the Archroma Financing Party pursuant to the terms of the Definitive Third Party Financing Agreements. Neither Buyer nor the Archroma Financing Party shall, without the prior written consent of Seller, terminate the Commitment Letters or any Definitive Third Party Financing Agreement, unless such Commitment Letter or Definitive Third Party Financing Agreement is replaced in a manner consistent with Section 7.11(c).

(b)                Neither Buyer nor the Archroma Financing Party shall, without the prior written consent of Seller, permit any amendment or modification to, or any waiver of any provision (including any remedy) under, or voluntarily replace any Commitment Letter if such amendment, modification, waiver or voluntary replacement (i) adds new (or adversely modifies any existing) conditions which would adversely affect the certainty of funding of the Financing as compared to those in the Commitment Letters as in effect on the date of this Agreement, (ii) adversely affects the ability of Buyer or the Archroma Financing Party to enforce its rights against other parties to the Commitment Letters or the definitive documents related to the Financing, (iii) reduces (or would be reasonably expected to) the aggregate amount of the Financing such that Buyer will not have sufficient cash proceeds together with immediately and continuously available funds (from any other source elected by Buyer) to consummate the transactions contemplated by this Agreement, or (iv) could otherwise be expected to prevent or materially impede or delay the consummation of the transactions contemplated by this Agreement.

(c)                If any portion of the Third Party Financing becomes unavailable on the terms and conditions contemplated by the Preferred Commitment Letter, then Buyer and the Archroma Financing Party (as applicable) shall (i) as promptly as reasonably practicable use its reasonable best efforts to arrange and obtain in replacement thereof, and to negotiate and enter into definitive documents with respect to, alternative financing from alternative sources, in an amount sufficient to consummate the transactions contemplated hereby after giving effect to all sources then immediately available that would reasonably be expected to continue to be immediately available up to and upon the Closing), with conditions to and certainty of funding (for the purposes of Buyer meeting its payment obligations under this Agreement) not materially less favorable to Buyer (when taken as a whole) than conditions to and certainty of funding contemplated by the Preferred Commitment Letter, and (ii) promptly (and in any event within two Business Days) notify Seller of such unavailability and the reason therefor. For the avoidance of doubt, the failure to arrange for any alternative financing does not relieve Buyer or the Archroma Financing Party of any of its obligations under this Agreement and Buyer hereby acknowledges and agrees that it is not a condition to Closing that Buyer or the Archroma Financing Party obtain any of the Financing (or any other financing) for or in connection with the transactions contemplated by this Agreement. For purposes of this Agreement, references to the “Third Party Financing” shall include the financing contemplated by the Preferred Commitment Letter as permitted to be amended, modified or replaced by Section 7.11(b) and this Section 7.11(c), and references to the “Preferred Commitment Letter” shall include the Preferred Commitment Letter as permitted to be amended, modified or replaced by Section 7.11(b) and this Section 7.11(c).

(d)                Buyer and the Archroma Financing Party shall upon Seller’s written request update the Seller on the status of their efforts to arrange the Third Party Financing and, upon Seller’s written request, provide to Seller copies (including drafts exchanged between the parties thereto) of the Preferred Commitment Letter or the Definitive Third Party Financing Agreements; provided that the Buyer and the Archroma Financing Party may redact such pricing terms and other material terms, other than quantum and direct or indirect conditions to funding, which the Buyer and/or the Archroma Financing Party (acting reasonably and in good faith) considers to be commercially sensitive. Buyer and/or the Archroma Financing Party shall give Seller prompt notice (and in any event within two Business Days) of (i) any termination of the Preferred Commitment Letter, any Definitive Third Party Financing Agreement or any portion of the Third Party Financing, (ii) any written notice or other written communication received or sent by Buyer or the Archroma Financing Party of any actual or potential breach, default, termination or repudiation of any provisions of the Preferred Commitment Letter or the Definitive Third Party Financing Agreements, in each case by any party thereto, of which Buyer or the Archroma Financing Party becomes aware and which would adversely affect Buyer's or the Archroma Financing Party’s ability to satisfy its respective payment obligations under this Agreement and (iii) any material dispute or disagreement between or among any of the parties to the Preferred Commitment Letter of which Buyer or the Archroma Financing Party becomes aware and which would adversely affect Buyer's or the Archroma Financing Party’s ability to satisfy its respective payment obligations under this Agreement; provided that, with respect to clauses (ii) and (iii), in no event shall Buyer or the Archroma Financing Party be under any obligation to deliver or disclose any information that would reasonably be expected to waive the protection of attorney-client privilege or similar legal privilege; provided, further, that if any information is withheld pursuant to the immediately preceding proviso, Buyer or the Archroma Financing Party (as applicable) shall inform Seller as to the general nature of what is being withheld and use commercially reasonable efforts to seek an alternative means to provide Seller (including through its Representatives) with access to the withheld information in a manner that does not waive any such privilege.

(e)                From the Closing Date until the payment in full of the Deferred Purchase Price, Buyer shall maintain sufficient cash and cash equivalents and other sources of immediately available funds, including proceeds of funding of the Financing, to enable Buyer to pay the Deferred Purchase Price in full on the date contemplated hereby.

(f)                From the date hereof until the Closing Date (and, to the extent applicable, until payment in full of the Deferred Purchase Price), the Archroma Financing Party, to the extent it assigns or otherwise transfers any of its rights or obligations under any Preferred Commitment Letter to any third-party (including any Affiliates), (i) shall, as a condition of such assignment or transfer, deliver a joinder to this Agreement, in a form reasonably acceptable to Seller, which obligates such third-party assignee comply with the terms of the Agreement and the Ancillary Agreements, in each case, applicable to the Archroma Financing Party and (ii) that no such assignment or transfer by the Archroma Financing Party shall relieve Archroma Financing Party of any of its obligations hereunder. Any purported assignment or transfer of any rights or obligations under any Preferred Commitment Letter not in accordance with this Section 7.11(f) shall be null and void.

Section 7.12           Financing Assistance.

(a)                The Sellers shall provide, and shall direct their Affiliates and their and their Affiliates’ respective Representatives to provide, all cooperation reasonably requested by Buyer in connection with the arrangement of preferred equity financing for purposes of discharging its obligations under this Agreement, or as otherwise reasonably required by Buyer’s financing sources, including by providing information, assistance, access and/or other cooperation in connection with Buyer’s financing arrangements, including in relation to guarantees and security (it being understood that no such pledging of collateral will be effective until at or after the Closing), corporate authorizations reasonably requested by Buyer to authorize and permit the consummation of the Third Party Financing and “know your customer” and anti-money laundering rules and regulations in relation to such financing arrangements. Any request for assistance shall include reasonable notice, and participation in any meetings (which may be virtual) or calls shall be during business hours.

(b)                Buyer shall promptly upon any request by Seller reimburse Seller for all reasonable out-of-pocket costs and expenses incurred by Seller or its Affiliates in connection with their compliance with this Section 7.12 (other than with respect to costs and expenses related to the preparation of financial statements or any other information prepared in the ordinary course of business) and shall indemnify and hold harmless Seller, its Affiliates and their respective Representatives from and against all Losses suffered or incurred by any of them in connection with the arrangement of the Third Party Financing and any information used in connection therewith except to the extent resulting from the gross negligence, fraud or willful misconduct of Seller or any of its Affiliates or Representatives.

(c)                Notwithstanding anything to the contrary in this Section 7.12, neither Seller nor any of its Affiliates shall be required to take or permit the taking of any action pursuant to this Section 7.12 that would (i) unreasonably interfere, or would be reasonably likely to unreasonably interfere, with the conduct of the Business, (ii) (A) require, or would reasonably be likely to require, any action that will conflict with or violate any applicable Laws, in each case to the extent effective prior to the Closing, (B) result in any material breach or violation of or constitute a material default (or an event which, with notice or lapse of time or both, would become a material default) under any agreement in effect as of the date hereof, or (C) provide access to or disclose information that would jeopardize any attorney-client privilege as determined by the Seller in its reasonable judgment (provided that, in the event that this clause (ii) applies, Seller shall provide Buyer with a reasonably detailed description and summary of the information not provided and cooperate in good faith to design and implement alternative disclosure arrangements to enable Buyer to evaluate any such information without resulting in such contravention, breach, default or jeopardy), (iii) cause any representation or warranty in Article 5 to be breached by Seller or would result in any failure of any condition to the obligations of Buyer to consummate the Acquisition, (iv) cause any director, officer, manager or employee of Seller or its Affiliates to incur any personal liability in connection with the Third Party Financing, (v) require any Persons who are directors of any of the Transferred Entities to pass any resolution or consent to approve or authorize the execution of the Third Party Financing, (vi) waive or amend any terms of this Agreement, (vii) cause any Seller or any of its Affiliates to enter into any Contract (other than customary authorization and representation letters) or make any binding commitment that is not expressly conditioned on the consummation of the Closing (or that would be effective prior to the Closing) and that does not terminate without Liability to Seller or any of its Affiliates upon termination of this Agreement (other than reasonable out-of-pocket costs and expenses for which Seller is reimbursed or indemnified as provided in Section 7.12(b)), or (viii) require any Persons who are officers of any of the Transferred Entities to execute or deliver any certificate, document, instrument or agreement (other than any Person who will be an officer of a Transferred Entity after the Closing). Nothing in Section 7.12(a) or otherwise shall require any of the Transferred Entities, prior to the Closing, to be an issuer or other obligor with respect to any of the Third Party Financing.

(d)                Notwithstanding anything to the contrary in this Agreement, it is understood and agreed by the Parties that the conditions set forth in Section 4.2(b), as applied to the Selling Companies’ obligations under this Section 7.12, shall be deemed to be satisfied unless any Selling Company has knowingly breached its obligations under this Section 7.12 and such breach has been the primary cause of the Third Party Financing not being obtained.

Section 7.13           Affiliate Transactions.

Except for this Agreement, the Ancillary Agreements, and the Contracts set forth on Schedule 7.13, Seller will cause, prior to the Closing, all Contracts between any Seller Affiliate or any Related Party of any Seller Affiliate (in each case, other than the Transferred Entities), on the one hand, and any of the Transferred Entities, on the other hand, to be terminated, in each case, without any further Liabilities thereunder with effect from such termination.

Section 7.14           Exclusive Dealing.

From the date of this Agreement until the earlier of the Closing or the termination of this Agreement, Seller will not, and will cause its Affiliates and its and their respective Representatives not to, take any action, directly or indirectly, to initiate, solicit or knowingly facilitate or encourage any proposal from, participate in any discussions or negotiations with, enter into any contract (including any letter of intent or confidentiality agreement) with, or furnish any non-public information to, any Person (other than Buyer and its Affiliates and Representatives) relating to an acquisition of any of the Transferred Company Equity Interests, the Business or a material portion of the Transferred Assets or the assets of the Transferred Entities. Seller shall, and shall cause its Affiliates and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions, negotiations and other communications with any Person (other than Buyer and its Affiliates and Representatives) with respect to any of the foregoing. Seller shall reasonably promptly (but in no event later than five Business Days) following the date hereof request that all non-public information to the extent relating to the Business previously provided by or on behalf of Seller or any of its Affiliates to any prospective purchaser of the Business or any portion thereof be returned or destroyed in accordance with the applicable confidentiality agreement.

Article 8
POST-CLOSING MATTERS

Section 8.1              Access; Preservation of Books and Records.

(a)                From and after the Closing Date, in connection with any reasonable business purpose related to the ownership of the Business and the Transferred Entities by Seller and its Affiliates prior to the Closing, including the preparation or audit of financial statements, compliance with U.S. Securities and Exchange Commission or bank regulatory reporting obligations or defense of any claim or litigation matter, including the Proceedings set forth in Schedule B-2, among third parties (but excluding any Proceeding among the Parties or their respective Representatives), upon reasonable prior notice and provided that none of Buyer or any of its Affiliates shall be required to breach any applicable Law (including Data Protection Legislation), and except as otherwise provided in this Agreement or to the extent necessary to (i) ensure compliance with any applicable Law, (ii) preserve any applicable privilege (including the attorney-client privilege), (iii) preserve any ability to access insurance coverage or (iv) comply with any contractual confidentiality obligations, Buyer shall, and shall cause each of the Transferred Companies and their respective Subsidiaries and Representatives to, (A) afford Seller and its Representatives reasonable access, during normal business hours, to the properties, books and records of Buyer and its Subsidiaries in respect of the Transferred Companies and the Business, the Transferred Assets and the Assumed Liabilities in each case, solely to the extent in the possession of Buyer or its Subsidiaries and relating to a period prior to the Closing, (B) furnish to Seller and its Representatives such additional existing financial and other existing information regarding the Transferred Companies, the Business, the Transferred Assets and the Assumed Liabilities as Seller or its Representatives may from time to time reasonably request, in each case, solely to the extent in the possession of Buyer or its Subsidiaries and relating to a period prior to the Closing, and (C) use reasonable best efforts to make available to Seller and its Representatives those employees of Buyer or its Subsidiaries whose assistance, expertise, testimony, notes or recollections or presence are reasonably necessary to assist Seller or its Representatives in connection with its inquiries for any purpose referred to above, including the presence of such persons for interviews and depositions and as witnesses in hearings or trials for such purposes (with the reasonable and documented out-of-pocket costs incurred by Buyer, its Representatives or such employees in connection with this clause (C) borne by Seller); provided, however, that any access or investigation described in the foregoing clauses (A)-(C) shall not unreasonably interfere with the business or operations of Buyer or any of its Affiliates and shall not include any environmental or other intrusive or subsurface sampling, testing, investigation or analysis and may be limited to the extent the Buyer determines in good faith, in light of COVID-19 Measures, that such access would jeopardize the health and safety of any Employee; and provided, further, that the auditors and accountants of Buyer or its Affiliates shall not be obligated to make any work papers available to any Person except in accordance with such auditors’ and accountants’ normal disclosure procedures and then only after such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants; and provided, further, and notwithstanding anything to the contrary in this paragraph, Buyer shall, and shall cause each of its Affiliates to, in good faith, reasonably cooperate and coordinate with Seller and its Representatives in the defense of the Subject Matter.

(b)                From and after the Closing Date, in connection with any reasonable business purpose related to the Business and the Transferred Entities, including the preparation or audit of financial statements, compliance with U.S. Securities and Exchange Commission or bank regulatory reporting obligations or defense of any claim or litigation matter among third parties (but excluding any Proceeding among the Parties or their respective Representatives), upon reasonable prior notice and provided that none of Seller or any of its Affiliates shall be required to breach any applicable Law (including Data Protection Legislation), and except as otherwise provided in this Agreement or to the extent necessary to (i) ensure compliance with any applicable Law, (ii) preserve any applicable privilege (including the attorney-client privilege), (iii) preserve any ability to access insurance coverage or (iv) comply with any contractual confidentiality obligations, Seller shall, and shall cause each of its Affiliates to, (A) afford Buyer and its Representatives reasonable access, during normal business hours, to the properties, books and records of Seller and its Affiliates to the extent related to any of the Transferred Companies or the Business, the Transferred Assets or the Assumed Liabilities, (B) furnish to Buyer and its Representatives such additional existing financial and other existing information regarding the Transferred Companies, the Business, the Transferred Assets or the Assumed Liabilities as Buyer or its Representatives may from time to time reasonably request, in each case, solely to the extent in the possession of Seller or its Affiliates and relating to a period prior to the Closing, and (C) use reasonable best efforts to make available to Buyer and its Representatives those employees of Seller or its Affiliates whose assistance, expertise, testimony, notes or recollections or presence are reasonably necessary to assist Buyer or its Representatives in connection with its inquiries for any purpose referred to above, including the presence of such persons for interviews and depositions and as witnesses in hearings or trials for such purposes (with the reasonable and documented out-of-pocket costs incurred by Seller, its Representatives or such employees in connection with this clause (C) borne by Buyer); provided, however, that any access or investigation described in the foregoing clauses (A)-(C) shall not unreasonably interfere with the business or operations of Seller or any of its Affiliates and shall not include any environmental or other intrusive or subsurface sampling, testing, investigation or analysis and may be limited to the extent the Seller determines in good faith, in light of COVID-19 Measures, that such access would jeopardize the health and safety of any Employee; and provided, further, that the auditors and accountants of Seller or its Affiliates shall not be obligated to make any work papers available to any Person except in accordance with such auditors’ and accountants’ normal disclosure procedures and then only after such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants; and provided, further, and notwithstanding anything to the contrary in this paragraph, Seller shall, and shall cause each of its Affiliates to, in good faith, cooperate and coordinate with Buyer and its Representatives in the defense of the Subject Matter.

(c)                In the event that, at or after the Closing, (x) any document or information relating to the Business or the Transferred Entities (excluding, for the avoidance of doubt, the Retained Business) is in or comes into the possession of Seller or any of its Affiliates, Seller shall promptly deliver such document or information to Buyer or (y) any document or information relating to the Retained Business, Seller or any of its respective Affiliates (other than the Business or the Transferred Companies), is in or comes into the possession of Buyer or any of its Affiliates, Buyer shall promptly deliver such document or information to Seller.

(d)                From and after the Closing, the Transferred Entities shall be entitled to possession of all original documents, books, records, agreements and financial data of any sort relating to the Business and/or the Transferred Entities; provided that Seller shall have the right to retain copies of all books and records of the Business relating to periods ending on or before the Closing Date. Buyer agrees that it shall preserve and keep all original books and records in respect of the Business relating to periods prior to the Closing in the possession of Buyer or its Affiliates for a period of six (6) years from the Closing Date. After such six-year period, before Buyer or any Affiliate shall dispose of any of such books and records, Buyer shall give at least 90 days’ prior written notice of such intention to dispose to Seller, and Seller or any of its Affiliates shall be given an opportunity, at their cost and expense, to remove and retain all or any part of such books and records as it may elect.

(e)                If so requested by Buyer, on the one hand, or Seller or any of its Affiliates, on the other hand, Seller or one of its Affiliates, or Buyer or one of its Affiliates, as the case may be, shall enter into a customary joint defense agreement or common interest agreement with Buyer and its Affiliates, or Seller and its Affiliates, as applicable, with respect to any information to be provided pursuant to this Section 8.1.

(f)                 The provisions of this Section 8.1 shall not apply with respect to Tax matters.

Section 8.2              Certain Agreements.

(a)                Seller understands that Buyer shall be entitled to protect and preserve the going concern value of the Business to the extent permitted by Law and that Buyer would not have entered into this Agreement absent the provisions of this Section 8.2 and, therefore, subject to the provisions of this Section 8.2(a), Seller agrees that for a period of four (4) years from the Closing Date, neither Seller nor any direct or indirect parent company of Seller nor any controlled Affiliate of any of the foregoing shall directly or indirectly engage in, own, have any financial interest in, finance, manage or operate anywhere in the world any business, the primary activity of which is competitive with the Business (each, a “Business Activity”); provided, however, that the following shall not be deemed to be a violation of this subsection Section 8.2(a) for Seller or any of such Affiliates:

(i)                 to invest in any Person which invests in, manages or operates a Business Activity, so long as Seller’s or its Affiliate’s investment is for investment purposes and less than 5% of the outstanding ownership interest in such Person and Seller or such Affiliate does not control, directly or indirectly, such Person or Business Activity;

(ii)               to acquire a Business Activity (or a third party engaging in such Business Activity) by merger or a purchase of shares or assets of a third party so long as the annual earnings before interest, income taxes and extraordinary items (calculated and determined in accordance with GAAP) (“Operating Income”) of such third party attributable to such Business Activity for the most recent fiscal year of such third party preceding the acquisition does not exceed 20% of the aggregate annual Operating Income during such period for all of the businesses or operations acquired from such third party; provided, however, that in the event of any such acquisition where the aggregate annual Operating Income related to the Business Activity exceeds 20% of such aggregate annual Operating Income, Seller shall be required to attempt to divest such excess portion of the Business Activity at such price and on such terms as Seller deems commercially reasonable. Seller shall not be required to divest such Business Activity at a loss, or be required to discontinue operation of such Business Activity in order to comply with this Section 8.2;

(iii)             to own any securities through any employee benefit plan;

(iv)              to perform any Business Activity for the benefit of Buyer or any of its Affiliates, including the performance of any Business Activity required or contemplated by this Agreement or any Ancillary Agreement; or

(v)                to continue to engage in any business (other than the Business) operated by Seller or its Affiliates as of immediately prior to the date of this Agreement in the manner operated as of immediately prior to the date of this Agreement.

(b)                Notwithstanding anything to the contrary, the foregoing Section 8.2(a) shall not restrict any Person or its Affiliates that acquires an interest in all or any portion of the stock or assets of Seller or any of its Affiliates from engaging in any Business Activity in which such Person or Affiliate was already engaged prior to such acquisition.

(c)                For a period of three (3) years following the Closing Date, Seller agrees that neither it nor its Affiliates will knowingly and deliberately (i) encourage any customer, client, supplier or other Person having a material business relationship with the Business to terminate or alter such relationship to the disadvantage of Buyer or any of its Affiliates in connection with the Business or (ii) encourage any customer, client, supplier or other Person having a material business relationship not to enter into a business relationship with Buyer or any of its Affiliates in connection with the Business.

(d)              From and after the Closing for a period of two (2) years following the Closing, Seller agrees that neither it nor its Affiliates will, without Buyer’s prior written consent, directly or indirectly (including, without limitation, through Seller’s or its Affiliates’ Representatives), solicit for employment or engagement, or hire or engage (whether as an employee, officer, director, consultant or temporary employee), any Transferred Employee or any independent contractor transferring to Buyer in connection with the transactions contemplated hereby, except that this paragraph shall not preclude Seller or any other person from entering into discussions with or soliciting any person (i) pursuant to any public advertisement or general solicitation or who is contacted by the soliciting Party’s recruitment agency (provided that the soliciting Party did not instruct such agency to target Buyer, its Affiliates, the Transferred Employees or such independent contractors) or (ii) has been terminated by Buyer or its Affiliates or has resigned from his or her position, in each case, at least six (6) months prior to commencement of discussions with the soliciting Party.

(e)              From and after the Closing for a period of two (2) years following the Closing, Buyer agrees that neither it nor its Subsidiaries will, without Seller’s prior written consent, directly or indirectly (including, without limitation, through Buyer’s or its Subsidiaries’ representatives), solicit for employment (whether as an officer, director, employee, consultant or temporary employee) any officer, director or employee of Seller or any of Seller’s Affiliates, except that this paragraph shall not preclude Buyer or any other person from entering into discussions with or soliciting any person (i) pursuant to any public advertisement or general solicitation or who is contacted by the soliciting Party’s recruitment agency (provided that the soliciting Party did not instruct such agency to target the other Party’s employees), or (ii) has been terminated by Seller or its Affiliates or resigns prior to commencement of discussions with the soliciting Party.

(f)               Other than in connection with any Proceeding between the Parties, after the Closing Date, each Party shall not, and shall cause its Affiliates not to, directly or indirectly, through any Person, make or publish any statement to a third party, whether orally or in writing, regardless of whether such statement is truthful, that criticizes, ridicules, disparages or is otherwise derogatory to the other Party or its Affiliates, or which could reasonably be expected to harm the reputation or goodwill of the other Party or its Affiliates.

(g)              The nature and scope of the provisions of this Section 8.2 have been carefully considered by the Parties. Seller agrees and acknowledges that the duration, scope and geographic areas contemplated by this Section 8.2 are fair, reasonable and necessary and that adequate compensation has been received by Seller for such obligations. If, however, for any reason any court determines that any such restrictions are not reasonable or that consideration is inadequate, such restrictions shall be interpreted, modified or rewritten to include as much of the duration, scope and geographic area identified in this Section 8.2 as will render such restrictions valid and enforceable.

(h)              In the event of a breach or threatened breach of this Section 8.2, each Party shall be entitled, without the posting of a bond, to an injunction restraining such breach. Nothing herein contained shall be construed as prohibiting any Party from pursuing any other remedy available to it for such breach or threatened breach.

Section 8.3              Further Assurances.

(a)             From and after the Closing Date, and from time to time at the request of the other Party, Buyer shall, and shall cause the Buyer Companies to, and Seller shall, and shall cause the other Seller Affiliates to, without further consideration, execute and deliver such instruments of transfer, conveyance, assignment and assumption, in addition to the Ancillary Agreements, and take such other action as may reasonably be necessary to consummate the Acquisition or to give effect to the transactions contemplated by the Ancillary Agreements.

(b)                In furtherance, and not by way of limitation, of the foregoing, if after the Closing, (i) either Party or any of their respective Affiliates discovers that any of the assets of the Business or the Transferred Entities that are not primarily used, or held for use, in the Business were inadvertently or mistakenly retained by the Business or the Transferred Entities, then Buyer shall, and shall cause its Affiliates to, at Seller’s sole expense, (A) promptly cease using such assets and (B) cooperate with Seller to transfer or assign such assets to Seller (or its designee) with no requirement of additional consideration to the fullest extent permitted by applicable Law and (ii) either Party or any of their respective Affiliates discovers that any of the assets primarily used, or held for use, in the Business were inadvertently or mistakenly not retained by, or not transferred to, Buyer, the Buyer Companies or the Transferred Entities, then Seller shall, and shall cause its Affiliates to, at Seller’s sole expense, (A) promptly cease using such assets and (B) cooperate with Buyer to transfer or assign such assets to Buyer (or its designee(s)) with no requirement of additional consideration to the fullest extent permitted by applicable Law. The Parties agree to use their reasonable best efforts to structure any transfer of assets referred to in the immediately preceding sentence in a manner that minimizes Taxes and is equitable from a legal perspective for the Parties, the Business and the Transferred Entities.

(c)                Notwithstanding and without limitation to the foregoing Section 8.3(a), with respect to any acts, omissions, events or circumstances occurring prior to the Closing (“Pre-Closing Occurrences”) to the extent relating to the Business, the Transferred Entities, the Transferred Assets or the Assumed Liabilities that is or may be covered under Seller’s or its Affiliates’ policies of liability insurance, and except for the matter set forth on Schedule 8.2(c) (the “Subject Matter”), Seller shall, and shall cause the other Seller Affiliates to, (i) without further consideration, execute and deliver such instruments of transfer, conveyance, assignment and assumption, as may reasonably be necessary to transfer, convey and assign, without representation, warranty or recourse, to Buyer or the applicable Buyer Company, and Buyer or the Buyer Companies shall be entitled to receive and keep, the net proceeds of the sum of any award or other proceeds under the relevant policies of liability insurance for any Proceeding that is pending as of the Closing and (ii) upon receipt of a written request by Buyer, to make such report on Buyer’s behalf, provided, further, however, that any applicable deductible or self-insured retention under the relevant insurance policy, and any reasonable and documented out-of-pocket expenses other than in the ordinary course to the extent directly related to such claim, shall be on the sole account of Buyer or the Buyer Companies.

(d)                Subject in all respects to the other express provisions of this Agreement, if any Transferred Asset or asset or property of a Transferred Entity is damaged by fire or other casualty, or if any of the foregoing or any Transferred Entity or Transferred Employee suffers any Loss covered by Seller’s or any of its Affiliates’ insurance policies, occurring following the date hereof and prior to the Closing, the Parties shall, subject to the satisfaction or waiver of the conditions set forth in Article IV, nonetheless consummate the Acquisition. In the event of such circumstances, Seller shall or shall cause the applicable Selling Company or Affiliate to, on the Closing Date or, to the extent received following the Closing Date for such pre-Closing fire, casualty or Loss, upon receipt, (i) assign and remit to Buyer or the applicable Buyer Company, and Buyer or the applicable Buyer Company shall be entitled to receive and keep, the sum of (x) any award or other proceeds under any relevant Insurance Policy which may have been collected by the applicable Selling Company or Affiliate thereof, as the case may be, as a result of such casualty or Loss, less (y) the reasonable and documented out-of-pocket expenses incurred by Seller and its Affiliates in obtaining such award or proceeds and in repairing or restoring such Transferred Asset or asset of a Transferred Entity; or (ii) if no award or other proceeds shall have been collected, deliver to Buyer or applicable Buyer Company an assignment of the applicable Selling Company’s right to any such award or other proceeds which may be payable to it as a result of such casualty or Loss, without representation, warranty or recourse; provided, further, that any applicable deductible or self-insured retention under the relevant Insurance Policy shall be on the sole account of Buyer. Seller further acknowledges and agrees to (A) use commercially reasonable efforts in the ordinary course of business to mitigate any such damage or the effects thereof to any Transferred Assets or Transferred Entity, (B) notify Buyer as promptly as practicable upon obtaining knowledge of any such damage, and (C) keep Buyer reasonably informed on a regular basis of the status of any and all remediation efforts, consult with Buyer in good faith, and provide Buyer with such information as reasonably requested in connection therewith.

Section 8.4              Refunds and Remittances.

(a)              To the extent that Seller or any of its Affiliates, on the one hand, and Buyer or any of its Affiliates (including any Transferred Entity following the Closing), on the other, (i) receives any payment to which the other Party is entitled, each of Buyer and Seller agrees to promptly remit the proceeds to the other Party, as appropriate and (ii) makes a payment to a third party on behalf of the other Party, the other Party agrees to promptly reimburse Seller or Buyer, as applicable.

(b)              The Parties acknowledge and agree there is no right of offset regarding such payments and a Party may not withhold funds received from third parties for the account of the other Party in the event there is a dispute regarding any other issue under this Agreement or any Ancillary Agreement.

(c)              The provisions of this Section 8.4 shall not apply with respect to Taxes.

Section 8.5              Intellectual Property Matters.

(a)              Buyer and its Affiliates may, solely for transitional use as reasonably necessary to continue to operate the Business, continue to use the Seller Marks in a similar manner as used in the operation the business of the Business in the 12 months prior to the date hereof (including to utilize materials and assets (including stationery, forms, business cards, marketing materials and other similar items) that bear the Seller Marks) for up to nine (9) months following the Closing Date; provided, that all Seller Marks will be removed from the Business’s websites within sixty (60) days following the Closing Date (except for use in connection with factual statements regarding the sale of the business). As soon as reasonably practicable, but in no event later than six (6) months following the Closing Date, Buyer shall, and shall cause its Affiliates to, remove, strike over, or otherwise obliterate all Seller Marks from all public-facing assets and materials owned or used by Buyer or its Affiliates. Any use by Buyer or any of its Affiliates under this Section 8.5(a) of any materials and assets that bear the Seller Marks is subject to the use of such materials and assets in the form and manner, and with standards of quality, as in effect for such materials, assets and Seller Marks as of the Closing Date. None of Buyer or any of its Affiliates shall use the Seller Marks in a manner that would reasonably be expected to reflect negatively on the Seller Marks or on Seller or its Affiliates. Subject to a ten (10) day cure period, Seller may terminate the foregoing license, effective immediately, if Buyer or any of its Affiliates fails to comply with the foregoing terms and conditions in relation to the use of the Seller Marks and does not cure such failure during such cure period. Following the Closing, each Party shall, and shall cause its Affiliates to, not hold itself out as having any affiliation with the other Party or any of its Affiliates. Each of the Parties acknowledges and agrees that the remedy at Law for any breach of the requirements of this Section 8.5(a) would be inadequate and agrees and consents that without intending to limit any additional remedies that may be available, Seller and its Affiliates shall be entitled to seek specific performance of the terms hereof and immediate injunctive relief and other equitable relief, without the necessity of proving the inadequacy of money damages as a remedy, and the Parties further hereby agree to waive any requirement for the securing or posting of bond or other undertaking, in any action which may be brought to enforce any of the provisions of this Section 8.5(a). Notwithstanding the foregoing, Buyer and its Affiliates have the right to use the Seller Marks at all times after the Closing as permitted or required by Law (including any use not constituting trademark infringement) or “fair use” principles.

(b)              Buyer and its Affiliates shall indemnify and hold harmless Seller and its Affiliates for all Losses arising from or relating to the matters described in this Section 8.5, including the use by Buyer or any of its Affiliates of the Seller Marks (and materials and assets that bear the Seller Marks) pursuant to Section 8.5(a).

(c)                Reserved.

(d)                Subject to the terms of this Section 8.5(d), Seller hereby grants, on behalf of itself and its Affiliates, to Buyer and its Affiliates, effective as of the Closing, a non-exclusive, fully paid-up, irrevocable, non-sublicensable (except as permitted below), worldwide, perpetual license to use, reproduce, store, distribute, communicate, copy, modify, display, transmit and create derivative works of any IP Rights (excluding Trademarks and Patents) owned as of the date hereof by Seller or any of its Affiliates that was used in the operation of the Business during the twelve (12)-month period prior to the date hereof (the “Seller Licensed IP”) to use, develop, make, have made, sell, offer for sale, import and otherwise dispose of and exploit products and services in the conduct of the Business as conducted as of the date hereof (and all reasonably foreseeable extensions and natural evolutions thereof); provided, that the foregoing license does not include any right to use any Seller Licensed IP for any use in the field of the Seller’s and its Affiliates’ retained businesses as conducted as of the date hereof (and all reasonably foreseeable extensions and natural evolutions thereof). Neither Buyer nor its Affiliates shall have any rights to any enhancements, improvements or other modifications to the Seller Licensed IP made by or on behalf of Seller or its Affiliates after the Closing, and neither Seller nor its Affiliates shall have any rights to any enhancements, improvements or other modifications to the Seller Licensed IP made by or on behalf of Buyer or its Affiliates after the Closing. All use of the Seller Licensed IP by or under authority of Buyer or its Affiliates (or their successors and assigns) from and after the Closing shall be on an “AS IS, WHERE IS” basis, with all faults and all express and implied representations and warranties disclaimed, and at their sole risk. The license to the Seller Licensed IP granted under this Section 8.5(d) shall be sublicensable only to service providers for purposes of their provision of services to Buyer or its Affiliates, and not, for the avoidance of doubt, for use by any third party for such third party’s own benefit. The license to the Seller Licensed IP granted under this Section 8.5(d) shall be assignable and transferable, in whole or part, only to successors in interest (whether by merger, consolidation, sale of assets, sale or exchange of stock, or otherwise) to all or a portion of the businesses of Buyer or its Affiliates to which such Seller Licensed IP pertains provided that the license granted under this Section 8.5(c) shall not extend beyond the business, business unit or division being sold or transferred.

(e)                Seller (acting on its own behalf and on behalf of its Affiliates) hereby covenants and agrees to not to commence or threaten to bring, and to not directly or indirectly support, join or encourage any Person in commencing or threatening to bring, any Proceeding anywhere in the world against any of the Transferred Entities, Buyer or any of their respective Affiliates (as of the date hereof) in relation to any alleged infringement or misappropriation of any Patents or Trade Secrets owned by Seller (or its Affiliates) as of the Closing that would be infringed or misappropriated by the use of the Business IP (as it exists as of the Closing Date) or by the conduct of the Business as it is conducted as of the Closing (and reasonably foreseeable extensions and natural evolutions thereof).

Section 8.6              Data Protection

If Data Protection Legislation requires a fair processing notice to be sent to any Data Subject as a result of the transfer of Personal Data as part of the Transferred Assets or otherwise under this Agreement, Buyer shall send a fair processing notice to each relevant Data Subject in due time after the Closing Date in accordance with applicable Data Protection Legislation.

Section 8.7              Confidentiality.

Following the Closing, Seller shall, and shall cause its Affiliates and their respective Representatives to, treat all confidential or non-public information and trade secrets to the extent retained by such Persons relating to the Business, the Transferred Assets, the Transferred Entities, Assumed Liabilities, and Buyer and its Affiliates as confidential, preserve the confidentiality thereof and not use such information or trade secrets for any reason or purpose whatsoever or disclose to any Person such information or trade secrets unless such information or trade secret (a) is or becomes publicly available through no act or omission of Seller or any of its Affiliates or their respective Representatives in breach of this Agreement or (b) is required by applicable Law to be disclosed. If the disclosure of such information or trade secrets is required by applicable Law by Seller, its Affiliates or their respective Representatives, Seller shall, and shall cause its Affiliates and Representatives to, (i) cooperate with and provide Buyer an opportunity to object to the disclosure and, to the extent permitted by Law, give Buyer as much prior written notice as is possible under the circumstances prior to making any such disclosure, (ii) only disclose such information or trade secrets as is required by applicable Law to be disclosed and (iii) use their respective reasonable best efforts to obtain reliable assurance that confidential treatment will be accorded to any such information or trade secrets so disclosed.

Section 8.8              Financial Statement Assistance.

After the Closing, Seller shall, and shall cause its Affiliates to, and shall use reasonable best efforts to cause its auditors to, cooperate with Buyer in connection with Buyer’s preparation of any financial statements of the Business for any periods beginning on or prior to the Closing Date, including by providing historical financial and operating information relating to the Business in Seller’s, its Affiliates’ or such auditors’ possession and as reasonably requested by Buyer in connection with preparing such financial statements. Buyer will promptly upon any request by Seller reimburse Seller for all reasonable and documented out-of-pocket costs and expenses incurred by Seller or its Affiliates in connection with providing the cooperation required by this Section 8.8.

Article 9
CERTAIN EMPLOYEE MATTERS

With respect to certain employee matters, the Parties have made the agreements and covenants set forth in Exhibit L to this Agreement, which is hereby incorporated into this Agreement.

Article 10
CERTAIN TAX MATTERS

Section 10.1           Cooperation on Tax Matters.

(a)                Buyer and Seller shall, and shall cause their respective Affiliates to reasonably cooperate to (i) furnish, or cause to be furnished, to each other, upon reasonable request and in a timely manner, such documents (including any duly executed powers of attorney and other documents necessary to enable the Parties to file Tax Returns, or cause Tax Returns to be filed, in the manner provided in Section 10.6 and Tax Consents to be conducted in the manner provided in Section 10.7), information (including access to the relevant portions of books and records) and assistance relating to the Transferred Assets, the Assumed Liabilities, the Business, the Transferred Equity Interests and the Transferred Entities, in each case, as is reasonably necessary for the filing of any Tax Return or the conduct of any Tax Contest or review by a third-party auditor, (ii) cooperate reasonably with one another in applying for and obtaining available Tax refunds, credits and offsets and (iii) keep confidential any information obtained under this Section 10.1, except as may be otherwise necessary in connection with the filing of Tax Returns or the conduct of a Tax Contest or review by a third-party auditor or as otherwise required by applicable Law. Notwithstanding any other provision of this Agreement, neither Seller, nor any Seller Affiliate will be required to provide Buyer or any Buyer Affiliate with access to any document, communication or information that relates to any consolidated, combined, unitary or similar Tax Return of the Seller or any of its Affiliates (except to the extent related to any Transferred Entity, Transferred Asset, Assumed Liability or the Business).

(b)                Each of Seller and Buyer shall, and shall cause its Affiliates to, (i) retain all of its Tax and accounting books and records (including all computerized books and records, and any such information stored on any other form of media) relevant to Taxes, for any Tax period that includes the Closing Date and for all prior Tax periods, of the Transferred Entities or related to the Transferred Assets, the Assumed Liabilities the Business or the Transferred Equity Interests, in each case, until the applicable period for assessment under applicable Law (giving effect to any and all extensions or waivers) has expired and (ii) abide by all record retention agreements entered into with any Taxing Authority with respect to any of the materials described in clause (i). Each of Buyer and Seller shall give the other Party at least 60 days’ prior written notice of an intention to dispose of any Tax and accounting books and records described in this Section, and the other Party or any of its Affiliates shall be given an opportunity, at their sole cost and expense, to remove and retain all or any part of such books and records as it may elect. Notwithstanding the foregoing, Buyer and its Affiliates shall not be required to retain or provide Tax and accounting books and records (including any computerized books and records, and any such information stored on any other form of media) relevant to Taxes to the extent that (i) such books and records are Transferred Records that Seller and its applicable Affiliates failed to transfer in accordance with Section 2.1(a) or any other applicable provision of this Agreement or (ii) such books and records were transferred from a Transferred Entity to Seller or any of its applicable Affiliates prior to Closing and were not subsequently returned to such Transferred Entity.

(c)                Seller and Buyer shall, upon reasonable request, each (i) execute and deliver, and cause its Affiliates to execute and deliver, as appropriate, all instruments and certificates reasonably necessary to enable the other Party to comply with any filing requirements relating to Transfer Taxes and VAT and (ii) use commercially reasonable efforts to avail itself of any available exemptions from, or reductions of, any Transfer Taxes and VAT under applicable Law (provided that the requesting party shall bear any reasonable out-of-pocket costs attributable to the other party’s availing of any available exemption or reduction).

Section 10.2           VAT.

(a)                The parties intend that the transfer of the Transferred Assets from the Asset Selling Companies to the Buyer shall qualify as a transfer of a going concern or any similar type of mechanism in any given jurisdiction for any VAT purposes. The Buyer and the Seller shall use commercially reasonable efforts to ensure that such transfer is eligible for a transfer of a going concern and make all necessary filing, elections and similar actions. Where qualification as a transfer of a going concern can be established by way of tax ruling, the Buyer may at the Buyer’s costs obtain such a ruling. The Seller will and will procure that any Asset Selling Company will issue any power of attorney necessary for such a tax ruling.

(b)             Where such a transfer does not qualify as a going concern, the parties agree that all consideration specified for supplies of goods or services made, or deemed to be made, under this Agreement and the Ancillary Agreements shall be exclusive of any and all applicable VAT. With respect to each such supply of goods or services, the Party that makes such supply (or whose Affiliate makes such supply) (the “Supply Provider”) shall provide, or cause its Affiliate making such supply to provide, to the Party that receives such supply (or whose Affiliate receives such supply) (the “Supply Recipient”), or to the Affiliate of the Supply Recipient receiving such supply, a properly completed and executed VAT invoice (or other valid and customary VAT documentation) detailing the assets being transferred and the allocation of the purchase price for the relevant VAT purposes on the individual asset being transferred with respect to the relevant supply of goods or services, promptly and in accordance with applicable Law. After the receipt of such invoice or documentation, the Supply Recipient shall pay, or cause its Affiliate receiving such supply to pay, to the Supply Provider or its Affiliate making such supply, in addition to the specified consideration, all VAT required under applicable Law to be charged by the Supply Provider or its Affiliate in relation to such supply, in accordance with applicable Law.

Section 10.3           Transfer Taxes; Bulk Sales.

(a)              All Transfer Taxes will be borne and paid when due 50% by Buyer and 50% by Seller and all necessary Tax Returns and other documentation with respect to such Taxes will be prepared and filed by the Party required to file such Tax Returns under applicable Law in respect of this Agreement, the Reorganization Plan or the performance thereof or any other document entered into pursuant to this Agreement.

(b)              Each of Buyer and Seller hereby waives the other Party’s compliance with any bulk sales laws of any jurisdiction in connection with transactions contemplated by this Agreement.

Section 10.4           Allocation of Taxes in Straddle Periods.

Taxes (other than Transfer Taxes) payable with respect to a Straddle Period shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period (i) in the case of Taxes imposed on a periodic basis (such as real, personal and intangible property Taxes), on a daily, pro rata basis and (ii) in the case of other Taxes, as if the Tax period ended as of the end of the day on the Closing Date and, in the case of any such other Taxes that are attributable to the ownership of any equity interest in a partnership, other “flowthrough” entity or “controlled foreign corporation” (within the meaning of Section 957(a) of the Code), as if the Tax period of that entity ended as of the end of the day on the Closing Date.

Section 10.5           Tax Treatment of Indemnity Payments.

For all Tax purposes, Seller and Buyer shall treat, and shall cause their respective Affiliates to treat, all indemnity payments under this Agreement as adjustments to the Consideration received by Seller (for itself and as agent for the other Selling Companies) to the extent permitted under applicable Tax Law, Seller and Buyer shall use commercially reasonable efforts to structure any such payments in a manner consistent with this treatment.

Section 10.6           Tax Returns.

(a)                Seller shall, at Seller’s cost and expense, (i) timely prepare and file (or cause to be timely prepared and filed) all Tax Returns that are required to be filed by or with respect to each Transferred Entity on an affiliated, consolidated, combined or unitary basis with Seller or with at least one Subsidiary of Seller that is not a Transferred Entity for Tax years or periods beginning on or before the Closing Date the due date of which is prior to, on or after the Closing Date and (ii) timely prepare and file (or cause to be timely prepared and filed) all other Tax Returns required to be filed by any Transferred Entity the due date of which is on or prior to the Closing Date (Tax Returns in clauses (i) and (ii), collectively, “Seller Tax Returns”) and shall pay or cause to be paid all Taxes due with respect to all Seller Tax Returns. All Seller Tax Returns shall be prepared in a manner consistent with past practice unless otherwise required by applicable Law. Seller shall provide Buyer with a draft of any Seller Tax Return that is an income Tax Return at least twenty (20) days prior to the due date and a draft of any such Seller Tax Return that is a non-income Tax Return at least ten (10) days prior to the due date, in each case for Buyer’s review and reasonable comment; provided, that in the case of a Seller Tax Return described in clause (i) of the prior sentence, Seller shall only provide a pro forma return that reflects solely the items attributable to the applicable Transferred Entities and shall not be required to provide any information regarding any other members of the affiliated, consolidated, combined or unitary group.

(b)                Buyer shall, timely prepare and file (or cause to be timely prepared and filed) all Tax Returns of the Transferred Entities for Pre-Closing Tax Periods that are required to be filed after the Closing Date and for Straddle Periods that are not Seller Tax Returns (“Buyer Tax Returns”) and at least five (5) days prior to the due date for any such Tax Return, Seller shall pay over to Buyer (i) in the case of any such Tax Return for a Pre-Closing Tax Period, an amount equal to all Taxes due and (ii) in the case of any such Tax Return for a Straddle Period, an amount equal to its share of any Taxes as determined pursuant to Section 10.4. Buyer and Seller shall each bear 50% of the reasonable out-of-pocket costs to Buyer attributable to the preparation and filing of any Buyer Tax Returns, and Seller shall pay over to Buyer the portion of such costs within 30 days of the filing of such Buyer Tax Return. Notwithstanding anything to the contrary in this Agreement, any Tax Return of any Transferred Entity with respect to a Deferred Jurisdiction required to be filed after the Closing Date and on or prior to the applicable Local Closing Date shall be Buyer Tax Returns and the Selling Companies shall fully cooperate, including by executing any necessary powers of attorney, to enable Buyer to comply with this Section 10.6(b) with respect to such Tax Return. All Buyer Tax Returns shall be prepared in a manner consistent with past practice including, but not limited to, with respect to transfer pricing methodologies and profit-split methodologies (unless otherwise required by applicable Law). To the extent that a Buyer Tax Return either reflects a Tax for which Buyer may seek indemnification pursuant to Article 11 or relates to a Pre-Closing Tax Period (including the pre-closing portion of any Straddle Period), Buyer shall provide Seller with a draft of any such Buyer Tax Return that is an income Tax Return at least twenty (20) days prior to the due date (including applicable extensions) and a draft of any such Buyer Tax Return that is a non-income Tax return at least ten (10) days prior to the due date (including applicable extensions), in each case, for the Seller’s review and reasonable comment. If the Seller disputes any item on such Buyer Tax Return, it shall promptly notify Buyer of such disputed item (or items) and the basis for its objection. The Parties shall act in good faith to resolve any such dispute prior to the date on which the relevant Buyer Tax Return is required to be filed. In the event that Buyer and Seller are unable to resolve such dispute within thirty (30) days, Buyer and Seller shall jointly retain, and cooperate in good faith with a nationally recognized independent public accounting firm as shall be mutually agreed by the Parties (the “Independent Accountant”) acting as an expert and not as an arbitrator, to resolve the disputed items. The Independent Accountant shall be instructed to base its decision solely on written presentations provided by Buyer and Seller and in accordance with the terms of this Agreement. If the Tax Return is due prior to the date that the Independent Accountant renders its decision, Buyer shall timely file the Tax Return in accordance with (x) if the Tax Return relates solely to the Pre-Closing Tax Period or relates to a Seller Straddle Period, Seller’s position or (y) if the Tax Return relates to a Buyer Straddle Period, Buyer’s position, but shall amend such Tax Return to reflect any changes required by the Independent Accountant’s decision. The fees, costs and expenses of the Independent Accountant shall be allocated to be paid by Seller and Buyer in inverse proportion as they may each prevail on matters resolved by the Independent Accountant, which proportionate allocations shall also be determined by the Independent Accountant at the time the determination of the Independent Accountant is rendered on the merits of the matters submitted.

(c)                Notwithstanding anything to the contrary in this Agreement, for any tax periods beginning after the Closing Date, the Buyer may in its sole discretion change, revoke or adopt or cause to be changed, revoked or adopted any transfer pricing methodologies and profit-split methodologies with respect to the Assumed Liabilities, the Business, the Transferred Equity Interests or the Transferred Entities.

Section 10.7           Tax Contests.

(a)              Seller and Buyer shall promptly notify the other Party of any notice of any pending or threatened Tax Contest relating to the Transferred Assets, the Assumed Liabilities, the Business, the Transferred Equity Interests or the Transferred Entities, in each case, with respect to a Pre-Closing Tax Period or a Straddle Period (an “Applicable Tax Contest”); provided, however, that no failure or delay by Buyer to provide notice of an Applicable Tax Contest shall reduce or otherwise affect the indemnification obligations of Seller hereunder except to the extent the defense of such Applicable Tax Contest is prejudiced thereby.

(b)              Seller shall have the right, at Seller’s sole cost and expense, to elect to control the conduct and settlement of all Applicable Tax Contests that relate solely to Pre-Closing Tax Periods or that relate to Seller Straddle Periods (a “Seller Tax Contest”), provided that Seller shall diligently defend such Seller Tax Contest in good faith as if it were the only party in interest with respect to such Seller Tax Contest; shall provide Buyer with an opportunity to fully participate (at Buyer’s sole cost and expense) in the conduct of such Seller Tax Contest at all administrative, appellate and other dispute resolution stages, shall keep Buyer reasonably informed of the progress of any Seller Tax Contest and shall not affect any settlement or compromise of any Seller Tax Contest without obtaining Buyer’s prior written consent thereto, not to be unreasonably withheld, conditioned or delayed.

(c)              Buyer (and its Affiliates) shall have the right to control the conduct and settlement of all Applicable Tax Contests other than Seller Tax Contests, including any Applicable Tax Contests that relate to any Buyer Straddle Period, and any Seller Tax Contests that Seller does not elect to control (a “Buyer Tax Contest”), provided that Buyer shall diligently defend such Buyer Tax Contest in good faith as if it were the only party in interest with respect to such Buyer Tax Contest, shall provide Seller with an opportunity to fully participate (at Seller’s sole cost and expense) in the conduct of such Buyer Tax Contest at all administrative, appellate and other dispute resolution stages, shall keep Seller reasonably informed of the progress of any Buyer Tax Contest and shall not affect any settlement or compromise of any issue in a Buyer Tax Contest for which the Seller is liable pursuant to this Agreement (taking into account any limitations in Article 11) without obtaining Seller’s prior written consent thereto, not to be unreasonably withheld, conditioned or delayed.

(d)             In the event of any conflict or overlap between the provisions of this Section 10.7 and Section 11.6, the provisions of this Section 10.7 shall control.

Section 10.8           Refunds and Post-Closing Actions.

(a)             Any Party that actually receives (or whose Affiliate actually receives) any refund or credit of Taxes for which the other Party would be liable under Article 11 taking into account all applicable limitations set forth in Article 11 (including, for the avoidance of doubt, any Pre-GST Receivables) (a “Refund Recipient”), except to the extent such refund or credit arises as the result of a carryback of a loss or other tax benefit from a Tax period (or portion thereof) beginning after the Closing Date or such refund or credit was included as an asset in the calculation of the Purchase Price as finally determined pursuant to this Agreement, shall pay to the other Party the amount of such refund or credit payable pursuant to this Section 10.8 (including any interest from, but net of any Taxes imposed by, a Taxing Authority with respect to such refund or credit and net of reasonable out-of-pocket costs to the Refund Recipient attributable to the obtaining and receipt of such refund or credit) (i) in the case of a refund, no more than ten (10) Business Days after receiving such refund and (ii) in the case of a credit, no more than ten (10) Business Days after the filing of the Tax Return utilizing such credit or offset. To the extent a refund or credit paid by the Refund Recipient to the other Party is subsequently disallowed or required to be returned to the applicable Tax Authority, the other Party agrees promptly to repay the amount of such refund or credit, together with any interest, penalties or other additional amounts imposed by such Tax Authority, to the Refund Recipient. For the avoidance of doubt, the amount of any refund or credit payable pursuant to this Section 10.8 that relates to Taxes for a Straddle Period shall be prorated based upon the principles of Section 10.4, taking into account the type of Tax to which such refund or credit relates. For purposes of this Section 10.8, to the extent that an applicable Tax credit (including, without limitation, any VAT input credit) under applicable Law is part of a “pool” that includes credits for both Taxes paid with respect to Pre-Closing Tax Periods and Taxes paid with respect to Post-Closing Tax Periods, for purposes of this Section 10.8 credits for Taxes paid with respect to Pre-Closing Tax Periods shall be deemed utilized before any credits for Taxes paid with respect to Post-Closing Tax Periods.

(b)            Except as otherwise required by applicable Law, Buyer shall not, and shall cause its Affiliates not to, (i) make or change any Tax election of the Transferred Entities or related to the Transferred Assets, the Assumed Liabilities or the Business for a Pre-Closing Tax Period or Straddle Period, except to the extent permitted by Section 10.6(b) or Section 10.8(c); (ii) amend, refile or otherwise modify (or grant an extension of any applicable statute of limitations with respect to) any Tax Return with respect to a Pre-Closing Tax Period or Straddle Period; (iii) carry back any Tax Attribute of any of the Transferred Entities from a Tax period ending after the Closing Date to any Pre-Closing Tax Period; or (iv) participate in any voluntary disclosure program or similar arrangement with any Taxing Authority with respect to any Pre-Closing Tax Period, in each case, without Seller’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(c)           Buyer shall not make, and shall cause its Affiliates not to make, any election under Section 338(g) of the Code (a “338(g) Election”) with respect to the acquisition of any Transferred Entity pursuant to this Agreement and the Ancillary Agreements without obtaining Seller’s prior written consent; provided, however, that if (i) Seller requests in writing that Buyer make a 338(g) Election with respect to a Transferred Entity and (ii) Buyer consents to make such 338(g) Election, then Buyer shall make such 338(g) Election in the manner so requested by Seller; provided, further, that notwithstanding the foregoing, the Parties acknowledge and agree that a Section 338(g) Election shall be made with respect to the acquisition of the shares of Huntsman Specialty Chemicals Kimya Sanayi ve Ticaret Anonim Şirketi pursuant to this Agreement, and the Parties agree to mutually cooperate in connection with the making of such Section 338(g) Election.

(d)          Entity Classification Elections.

(i)                 Notwithstanding anything herein to the contrary, Seller and its applicable Affiliates shall be entitled to cause any Transferred Entity to make an election pursuant to Section 301.7701-3 of the Treasury Regulations to change its classification from a corporation to an entity disregarded as separate from its owner prior to the Closing.

(ii)               Seller hereby represents and acknowledges that an entity classification election pursuant to Section 301.7701-3 of the Treasury Regulations is permitted to be made with respect to Huntsman Intl. de Mexico S de RL de CV under applicable Law. Subject to the foregoing, Buyer shall, or shall cause its applicable Affiliate to, file an election pursuant to Section 301.7701-3 of the Treasury Regulations to change the classification of Huntsman Intl. de Mexico S de RL de CV from a corporation to an entity disregarded as separate from its owner, effective at the beginning of the day that follows the Closing.

Section 10.9           Additional Tax Matters.

(a)              The application for, negotiation of, and entrance into any advanced pricing agreement or any similar arrangement between any Transferred Entity (or Transferred Entities) and the applicable Governmental Authority (each, an “APA”) shall be governed by Schedule 10.9.

(b)              The Selling Companies and Transferred Entities shall provide any reasonably requested Code Section 1445 or Code Section 1446(f) certificates described in Treasury Regulations promulgated under such Code Sections with respect to any Transferred Entity taking into account transactions contemplated by this Agreement.

(c)             Notwithstanding anything herein or in the Agreement to the contrary, without the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed) neither Buyer nor any Buyer Company shall be permitted to directly acquire the Equity Interests of a Transferred Entity that is organized in a Non-Resident Buyer Jurisdiction to the extent that Buyer or such Buyer Company, as applicable, is organized or a tax resident in the same Non-Resident Buyer Jurisdiction.

(d)             “Non-Resident Buyer Jurisdiction” shall mean (i) the People’s Republic of Bangladesh, the Republic of Guatemala, the Republic of India, the Islamic Republic of Pakistan, and the Republic of Turkey (in each case, including any political subdivision thereof) and (ii) such additional jurisdictions (other than, except in the case of a change in applicable Law after the date hereof, Germany) identified to Buyer in writing by Seller in good faith consultation with Buyer after the date hereof but at least sixty (60) days prior to the Closing; provided that if making such additional jurisdiction a “Non-Resident Buyer Jurisdiction” could reasonably be expected to (A) impose an unreimbursed cost or expense upon Buyer or any of its Affiliates(B) result in any material and adverse impact to Buyer, a Buyer Affiliate, the Business or any Transferred Entity, (C) require the consent of any Financing Source in connection with the transactions contemplated hereby or (D) result in a materially different and/or delayed approval process to transfer or obtain any Environmental Permit or Governmental Authorization that is required by Buyer to operate the Business immediately following the Closing, the prior written consent of Buyer (not to be unreasonably withheld, conditioned or delayed) shall be required.

Article 11
INDEMNIFICATION

Section 11.1           Survival.

Intending to modify the applicable statute of limitations, the Parties agree that:

(a)             the representations and warranties of Buyer, the Archroma Financing Party and Seller contained in or made pursuant to this Agreement or a Closing Ancillary Agreement shall terminate and not survive and be of no further force and effect from and after the Closing Date, and no Party to this Agreement shall have any liability with respect thereto from and after the Closing, except in the case of Fraud;

(b)             the covenants in this Agreement that are to be performed at or following the Closing (including, for the avoidance of doubt, the covenants contained in Section 10.2 that require performance at or following the Closing) shall survive until fully performed in accordance with their terms, after which such covenants shall terminate and no claims shall be made for indemnification with respect thereto under Section 11.2 or Section 11.3;

(c)              the covenants contained in or made pursuant to this Agreement requiring performance prior to Closing, other than the Specified Covenants and Section 10.2, shall terminate and not survive and be of no further force and effect from and after the Closing, and no Party to this Agreement shall have any liability with respect thereto; and

(d)                the Specified Covenants and Section 10.2 (solely with respect to the covenants contained therein that require performance prior to the Closing) shall survive until the date that is three (3) months after the Closing Date, after which such covenants shall terminate and no claims shall be made for indemnification with respect thereto under Section 11.2 or Section 11.3.

The Parties agree that the indemnification obligations set forth in this Article 11 shall survive with respect to any Claims made within the applicable survival period set forth in this Section 11.1 until such Claim is finally resolved or judicially determined, including any appeal thereof.

Section 11.2           Indemnification by Seller.

From and after the Closing, subject to the limitations set forth in this Agreement, Seller shall indemnify and hold harmless Buyer and its Affiliates (including the Transferred Companies) and their respective Representatives (collectively, the “Buyer Indemnitees”) against and from any and all Losses which any Buyer Indemnitee may incur or suffer at any time after the Closing to the extent such Losses arise out of, relate to, or result from (a) Excluded Tax Liabilities, (b) any of the Excluded Assets, (c) the Excluded Liabilities, (d) the breach of any covenant or agreement made by any Selling Company in this Agreement that survives the Closing, (e) Pre-Closing Taxes and (f) the matters set forth in Exhibit M. Notwithstanding that a claim for Losses may fall into multiple categories of this Section 11.2, a Buyer Indemnitee may recover such Losses one time only.

Section 11.3           Indemnification by Buyer.

From and after the Closing, subject to the limitations set forth in this Agreement, Buyer shall indemnify and hold harmless Seller and its Affiliates and their respective Representatives (collectively, the “Seller Indemnitees”) against and from any and all Losses which any Seller Indemnitee may incur or suffer at any time after the Closing to the extent such Losses arise out of or result from (a) the breach of any covenant or agreement made by Buyer or any Buyer Company in this Agreement that survives the Closing, (b) any of the Transferred Assets, (c) any of the Transferred Companies, (d) the Assumed Liabilities and (e) Buyer’s or any of its Affiliates’ ownership, conduct or operation of the Business (as presently conducted or as may be conducted from time to time). Notwithstanding that a claim for Losses may fall into multiple categories of this Section 11.3, a Seller Indemnitee may recover such Losses one time only.

Section 11.4           Scope of Liability. Notwithstanding anything to the contrary in this Article 11:

(a)                Reserved.

(b)                Minimum Claim Amount. No Buyer Indemnitee or Seller Indemnitee shall be entitled to recover from Seller or Buyer, as applicable, any claim for indemnity in respect of any individual Losses under Section 11.2 or Section 11.3 unless and until the claim against Seller or Buyer, as applicable, in respect of such Losses exceeds $50,000 (the “Minimum Claim Amount”); provided, however, that this Section 11.4(b) shall not apply to any Claim for indemnification (i) arising out of Fraud or (ii) under Section 11.2(a) or Section 11.2(e).

(c)                Duty to Mitigate. Without limiting the generality of Section 11.7, notwithstanding anything to the contrary contained in this Agreement, in no event shall any Buyer Indemnitee or Seller Indemnitee, as applicable, be entitled to indemnification for any Loss to the extent such Buyer Indemnitee or Seller Indemnitee, as applicable, or its Affiliates failed to use commercially reasonable efforts to mitigate such Loss in accordance with applicable Law and such Loss could reasonably be expected to have been mitigated or avoided by any Buyer Indemnitee or Seller Indemnitee, as applicable.

(d)                Tax Limitations. In no event shall any Buyer Indemnitee be entitled to indemnity for any Tax (i) imposed with respect to Post-Closing Tax Periods, (ii) that is due to the unavailability in any Post-Closing Tax Period of any net operating loss, credit, or similar Tax Attribute, (iii) that is due to an election made by Buyer or any of its Affiliates after the Closing with retroactive effect to a Pre-Closing Tax Period except as contemplated by this Agreement or any Ancillary Agreement, (iv) that would not have occurred solely but for the manner in which Buyer or its Affiliates finance the Acquisition or (v) arising as a result of any action taken outside the ordinary course of business by Buyer or any of its Affiliates on the Closing Date after the Closing except as contemplated by this Agreement or any Ancillary Agreement.

(e)                Effect of Adjustments. In no event shall a Party be obligated to indemnify any Seller Indemnitee or Buyer Indemnitee, as applicable, with respect to any matter, to the extent that such matter was reflected in the calculation of the adjustment to the Purchase Price, if any, pursuant to Section 2.3 and resulted in a reduction or increase (as applicable) to the Purchase Price from what the Purchase Price would have been absent such matter.

Section 11.5           Claims.

Any Buyer Indemnitee or Seller Indemnitee claiming it may be entitled to indemnification under this Article 11 (other than any claim for indemnification in respect of Tax matters) (the “Indemnified Party”) shall give prompt written notice to the other Party (the “Indemnifying Party”) of any pending or threatened claim, demand or circumstance that the Indemnified Party has determined has given or would reasonably be expected to give rise to a right of indemnification under this Agreement (a “Claim”) (including a pending or threatened Claim or demand asserted by a third party against the Indemnified Party (a “Third Party Claim”)). Such notice shall contain, with respect to each Claim, such facts and information as are then reasonably available, including the estimated amount of Losses and the specific basis for indemnification hereunder, in each case, to the extent known. Delay or failure to give prompt notice of a Claim hereunder shall not affect the Indemnifying Party’s obligations hereunder, except to the extent the Indemnifying Party is actually and materially prejudiced by such delay or failure. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, as promptly as reasonably practicable following the Indemnified Party’s receipt thereof, copies of all written notices and documents (including any court papers) received by the Indemnified Party relating to the Claim, and the Indemnified Party shall provide the Indemnifying Party with such other information with respect to any such Claim reasonably requested by the Indemnifying Party.

Section 11.6           Defense of Actions.

(a)                The Indemnified Party shall permit the Indemnifying Party, at the Indemnifying Party’s option and expense, to assume the complete defense of any Third Party Claim with full authority to conduct such defense and to negotiate, settle or otherwise dispose of the same and the Indemnified Party will cooperate reasonably in such defense; provided, that the Indemnifying Party will not, in defense of any such Third Party Claim, except with the consent of the Indemnified Party (which consent will not be unreasonably withheld, conditioned or delayed), consent to the entry of any Order or enter into any settlement (i) which provides for any relief other than the payment of monetary damages borne by the Indemnifying Party, (ii) which does not include as an unconditional term thereof the giving by the third-party claimant to the Indemnified Party of a release from all liability in respect thereof and/or (iii) which includes any finding or statement as to or any admission of fault, culpability or failure to act by or on behalf of any Indemnified Party or any of its Affiliates. After notice to the Indemnified Party of the Indemnifying Party’s election to assume the defense of such Third Party Claim, the Indemnifying Party shall pursue such defense in good faith; provided, that the Indemnifying Party shall be liable to the Indemnified Party only for such legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof (A) at the written request of the Indemnifying Party or (B) if following written notice to the Indemnifying Party by the Indemnified Party and a thirty (30) day period to cure such failure, the Indemnifying Party fails to actively pursue such defense in good faith or (C) in the reasonable opinion of the counsel to the Indemnified Party, a material conflict exists between the Indemnified Party and the Indemnifying Party that would make such separate representation advisable. The Indemnified Party may participate and employ separate counsel of its choice, at its own expense, in the defense of such Third Party Claim.

(b)                As to those Third Party Claims with respect to which the Indemnifying Party does not elect to assume control of the defense, the Indemnified Party will afford the Indemnifying Party an opportunity to participate in such defense, at its cost and expense, and will reasonably consult with the Indemnifying Party prior to settling or otherwise disposing of any of the same. The Indemnified Party will not settle any Third Party Claim without the prior consent of the Indemnifying Party, such consent not to be unreasonably withheld, conditioned or delayed. The election of the Indemnifying Party to assume the defense or prosecution of a Third Party Claim will not be deemed an admission by the Indemnifying Party that the claims made in the Third Party Claim are within the scope of or subject to indemnification under this Agreement. The Parties shall cooperate in the defense or prosecution of any Third Party Claim, with such cooperation to include (i) the retention and, upon the Indemnifying Party’s request, the provision to the Indemnifying Party of records and information that are reasonably relevant to such Third Party Claim, and (ii) the making available of employees on a mutually convenient basis for providing additional information and explanation of any material provided hereunder and to attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith. Notwithstanding the foregoing, any Tax Contest shall be governed by Section 10.7 and this Section 11.6 shall not apply.

Section 11.7           Limitation, Exclusivity; Release.

(a)                No Claim with respect to a covenant shall be made or have any validity unless the Indemnified Party shall have given written notice of such Claim to the Indemnifying Party prior to the date set forth in Section 11.1 for covenant to expire. After Closing, other than as expressly provided in this Agreement or any Ancillary Agreement or in respect of Fraud, including any dispute under Section 2.3 that is required to be resolved by the Accounting Firm, as expressly provided in this Section 11.7 regarding injunctive and provisional relief (including specific performance) and any Tax Contest, this Article 11 provides the exclusive means by which a Party may assert and remedy any and all claims (including any claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability or otherwise), and Section 13.10 provides the exclusive means by which a Party may bring actions, in each case, against the other Party (or any of its Affiliates) under or with respect to this Agreement or any Closing Ancillary Agreement or the transactions contemplated herein or therein.

(b)                Except for injunctive and provisional relief (including specific performance) if the Closing occurs and except as expressly provided in this Agreement, any Ancillary Agreement, or any Contract set forth on Schedule 7.13, effective as of the Closing, each Party, on behalf of itself and each of its Affiliates and each of its and their respective past, present and/or future officers, directors, agents, general or limited partners, principals, managers, members, advisors, stockholders, equity holders, controlling Persons or other Representatives, or any heir, executor, administrator, successor or permitted assign of any of the foregoing (collectively, with respect to a Party, the “Releasing Parties”) hereby waives and releases any other remedies or claims that it may have against the other Party or any of its Affiliates, and each of their respective past, present and/or future officers, directors, agents, general or limited partners, principals, managers, members, advisors, stockholders, equity holders, controlling Persons or other Representatives, or any heir, executor, administrator, successor or permitted assign of any of the foregoing (collectively, with respect to a Party, the “Released Parties”) with respect to the matters arising out of or in connection with this Agreement or the transactions contemplated herein or relating to the Business, the Transferred Assets, the Excluded Assets, the Transferred Equity Interests, the Transferred Companies, the Assumed Liabilities and the Excluded Liabilities (including, inter alia, any rights of contribution or recovery under the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., or other Environmental Law), in each case, occurring or arising following, at or prior to the Closing, other than a claim for Fraud.

(c)                Effective as of the Closing, with respect to any Losses or other Liabilities arising under this Agreement, Buyer and Seller each agrees that it shall only seek such Losses and Liabilities from the other Party, and each hereby waives the right to seek Losses or other Liabilities from or equitable remedies, such as injunctive relief, against any Affiliate of such other Party or any director, officer or employee of such other Party (or any of its Affiliates). Without limiting the generality of the foregoing, the Parties hereby irrevocably waive any right of rescission they may otherwise have or to which they may become entitled.

Section 11.8           Calculation of Damages.

(a)                With respect to each indemnification obligation contained in this Agreement, (i) each such obligation shall be reduced by any net Tax benefit actually realized in the taxable year in which the Loss was incurred or the three taxable years following the taxable year in which the Loss was incurred by the Indemnified Party as a result of the matter giving rise to such obligation, (ii) all Losses shall be net of any amounts that have been recovered by the Indemnified Party pursuant to any indemnification by, or indemnification agreement with, any third party or any insurance policy (other than any self-insurance program and any R&W Insurance Policy) or other cash receipts or sources of reimbursement in respect of such Loss and (iii) Seller shall not be liable for any Loss to the extent that such Loss suffered by any Buyer Indemnified Party results from any act or omission by such Buyer Indemnitees in breach of Section 10.8(c) or Exhibit M. In computing the amount of any such net Tax benefit, each Indemnified Party shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the incurrence or payment of any indemnified Loss or indemnified Taxes and any Tax costs relating to the receipt of the payment of any indemnified Loss shall be taken into account to reduce any such Tax benefits.

(b)                If any Indemnified Party is indemnified pursuant to Section 11.2 or Section 11.3 for any Loss pursuant to this Agreement with respect to any Third Party Claim brought by a third party that (except in respect of the matters set forth in Exhibit M) is not a then-current employee, landlord, material customer or material supplier of Buyer or any of its Affiliates and such Indemnified Party is at any time entitled (whether by reason of a contractual right, a right to take or bring a Proceeding, availability of insurance, or a right to require a payment discount or otherwise) to recover from another Person (except in respect of the matters set forth in Exhibit M, other than any current employee, landlord, material customer or material supplier of the Business or any insurer under the R&W Insurance Policy) any amount in respect of any matter giving rise to a Loss (whether before or after the Indemnifying Party has made a payment to any Indemnified Party hereunder and in respect thereof), then the Indemnifying Party (i) will be subrogated to all rights and remedies of the Indemnified Party against such Person and (ii) shall (and shall cause its applicable Affiliates to) reasonably cooperate with and assist the Indemnifying Party in asserting all such rights and remedies against such Person, including (A) promptly notifying the Indemnifying Party and providing such information as the Indemnifying Party may require relating to such right of recovery and the steps taken or to be taken by the Indemnified Party in connection therewith, (B) if so required by the Indemnifying Party (subject to the Indemnified Party being indemnified to its reasonable satisfaction by the Indemnifying Party against all reasonable out-of-pocket costs and expenses incurred by the Indemnified Party in respect thereof) and before being entitled to recover any amount from the Indemnifying Party under this Agreement, first taking all steps (whether by making a claim against its insurers, commencement of a Proceeding or otherwise) as the Indemnifying Party may reasonably require to pursue such recovery and (C) keeping the Indemnifying Party reasonably informed of the progress of any action taken in respect thereof. Thereafter, any Claim against the Indemnifying Party shall be limited (in addition to the other limitations on the Indemnifying Party’s liability referred to in this Agreement) to the amount by which the Losses suffered by the Indemnified Party exceed the amounts so recovered by the Indemnified Party or any of its Affiliates with respect to such Claim. If an Indemnified Party recovers any amounts in respect of Losses from any third party at any time after the Indemnifying Party has paid all or a portion of such Losses to any Indemnified Party pursuant to the provisions of this Article 11, the Indemnified Party shall promptly (and in any event within five (5) Business Days after receipt) pay over to the Indemnifying Party the amount so received (to the extent previously paid by the Indemnifying Party).

Section 11.9         Certain Environmental Matters

With respect to certain environmental matters, the Parties have made the agreements and covenants set forth in Exhibit M to this Agreement, which is hereby incorporated into this Agreement.

Section 11.10     Limitation on Liability.

Notwithstanding anything in this Agreement to the contrary, in no event shall either Party have any Liability under this Agreement (including under this Article 11) for, and “Losses” shall not include any amounts for, any consequential, special, incidental, indirect or punitive damages other than any such damages that are a reasonably foreseeable consequence of the matter giving rise to the Loss or that are finally awarded to a third party; provided that, subject to Section 12.2, such limitation shall not limit either Party’s right to recover damages in connection with such Party’s failure to proceed with Closing in breach or violation of this Agreement.

Article 12
TERMINATION

Section 12.1        Termination Events.

Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Acquisition abandoned, at any time prior to the Closing:

(a)         by mutual written consent of Seller and Buyer;

(b)         by either Seller or Buyer, if

(i)                 the Closing has not occurred on or before August 31, 2023 (the “End Date”); provided, however, that the Party seeking to terminate this Agreement under this Section 12.1(b)(i) shall not be in material breach of any of its representations, covenants or agreements under this Agreement (including pursuant to Section 7.4) in any manner that would give rise to a failure of any of the conditions set forth in Section 4.2(a), Section 4.2(b), Section 4.3(a) or Section 4.3(b), as applicable, or has resulted in the failure of the Closing to occur prior to the End Date; or

(ii)               any Legal Restraint preventing the consummation of the Acquisition shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 12.1(b)(ii) shall not be available to a Party if the issuance of such final, non-appealable Legal Restraint was primarily due to a breach by such Party of any of its covenants or agreements under this Agreement, including pursuant to Section 7.4.

(c)          by Seller,

(i)                 (A) if there is a breach of any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement, such that any of the conditions set forth in Section 4.3 would not be satisfied and shall not have been waived by Seller, and (B) if such breach is curable, forty-five (45) days (or such shorter period of time as remains prior to the End Date) have elapsed since the receipt by Buyer of a written notice from Seller of such breach without such breach having been cured; it being understood that Seller will not be entitled to terminate this Agreement if Buyer has the valid right to terminate this Agreement pursuant to Section 12.1(d); or

(ii)               if (A) all of the conditions set forth in Section 4.1 and Section 4.2 (other than those conditions that by their terms are to be satisfied at the Closing and such conditions are and continue to be capable of being satisfied) have been satisfied (subject to Section 4.4) as of the date on which the Closing should have occurred pursuant to Section 3.1, (B) Seller has delivered to Buyer an irrevocable written notice confirming that it is ready, willing and able to consummate the Closing and (C) Buyer fails to complete the Closing within three (3) Business Days following the date on which the Closing should have occurred pursuant to Section 3.1) (or, if later, the date on which Seller has delivered its written confirmation pursuant to the foregoing clause (B)).

(d)                by Buyer (A) if there is a breach of any representation, warranty, covenants or agreement on the part of the Seller set forth in this Agreement, such that any of the conditions set forth in Section 4.2 would not be satisfied and shall not have been waived by Buyer, and (B) if such breach is curable, forty-five (45) days (or such shorter period of time as remains prior to the End Date) have elapsed since the receipt by Seller of a written notice from Buyer of such breach without such breach having been cured; it being understood that Buyer will not be entitled to terminate this Agreement if Seller has the valid right to terminate this Agreement pursuant to Section 12.1(c).

Section 12.2           Effect of Termination.

If this Agreement is terminated pursuant to Section 12.1, all obligations of the Parties under this Agreement will terminate and it will become void and of no further force or effect, except that the obligations in Section 7.1(a) with respect to confidentiality, Article 1, Section 12.1, this Section 12.2 and Article 13 will survive; provided, however, notwithstanding the foregoing, no termination of this Agreement will relieve or release any Party from any liability for any intentional breach of this Agreement by such Party prior to termination of this Agreement (a “Pre-Termination Breach”); provided, further, that the cumulative liability for monetary damages of Buyer under this Agreement for its Pre-Termination Breach shall in no event exceed the Termination Cap. Notwithstanding the termination of this Agreement, the Confidentiality Agreement and Equity Commitment Letter shall survive and remain in full force and effect until separately terminable in accordance with their respective terms.

Section 12.3           Notice of Termination.

Either Party desiring to terminate this Agreement pursuant to Section 12.1 (other than Section 12.1(a)) shall give at least three (3) days’ prior written notice of such termination to the other Party.

Article 13
MISCELLANEOUS

Section 13.1           Notices.

All notices or other communications required or permitted to be given hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the Party for whom it is intended, if delivered by certified mail, return receipt requested, or by an internationally recognized courier service, or if sent by email; provided, that in the case of email, the sender thereof has not received an automatic notification from the recipient’s email server indicating that the recipient has not received the email. All such notices shall be addressed as follows:

If to Seller or any of its Affiliates:

Huntsman International LLC
10003 Woodloch Forest Drive
The Woodlands, Texas 77380
Attention: Office of the General Counsel
Telephone: 281-719-6494
E-mail: huntsman_legal@huntsman.com

with copies (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Email: sohargan@kirkland.com; arlene.ortizleytte@kirkland.com
Attention: Shawn OHargan, P.C.; Arlene Ortiz-Leytte

If to Buyer or any of its Affiliates:

Archroma Operations S.à.r.l.
4133 Pratteln
Basel-Land
Switzerland
Email: silke.wischeropp@archroma.com
Attention: Silke Wischeropp, General Counsel

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
555 Eleventh Street NW, Suite 1000
Washington, D.C. 20004
Email: nick.luongo@lw.com
Attention: Nicholas P. Luongo

Section 13.2           Amendment; Waiver.

Any provision of this Agreement may be amended, modified, supplemented or waived if, and only if, such amendment, modification, supplement or waiver is in writing and signed, in the case of an amendment, modification or supplement, by duly authorized officers of Buyer and Seller (subject to Section 13.5) or, in the case of a waiver, by a duly authorized officer of the Party against whom the waiver is to be effective. This Agreement may not be modified, supplemented, waived or amended except as provided in the immediately preceding sentence and any purported amendment, modification, supplement or waiver by any Party or Parties effected in a manner which does not comply with this Section 13.2 shall be null and void. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Notwithstanding anything to the contrary contained herein, no amendment, modification, waiver or termination of this Section 13.2, Section 13.15, Section 13.16(c) and Section 13.20 (and in each case any of the defined terms used therein and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) that is adverse to the interests of any Financing Source will be effective against a Financing Source without the prior written consent of such Financing Source adversely affected.

Section 13.3           Assignment.

No Party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party, except that without such consent, but with prior written notice to the other Party, (a) subject to compliance with Section 2.1(e), Seller may transfer or assign, in whole or in part, its rights and interests (but not its obligations) hereunder to any Affiliate of Seller and (b) Buyer may, transfer or assign, in whole or in part, its rights and interests (but not its obligations) hereunder (i) to purchase the Transferred Assets and/or the Transferred Equity Interests or to assume the Assumed Liabilities to one or more of its Subsidiaries, (ii) following the Closing, to any purchaser of a material portion of its assets, including any purchaser of the Business, or (iii) to any preferred equity financing source or other Person providing bona fide preferred equity financing to Buyer or any of its Affiliates (or any agent or trustee on their behalf) as a collateral assignment; provided, that no such assignment by Buyer or Seller shall relieve such assignor of any of its obligations hereunder. Any purported assignment not permitted under this Section 13.3 shall be null and void.

Section 13.4           Entire Agreement.

This Agreement (including the Disclosure Schedule, Annexes and Exhibits), the Confidentiality Agreement and the Ancillary Agreements comprise the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements (including any iteration of a term sheet or memorandum of understanding) and understandings, oral or written, with respect to such matters.

Section 13.5           Parties in Interest.

This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than Buyer, Seller, solely for purposes of Section 6.8, Section 6.11 and Section 7.11, the Archroma Financing Party, or their successors or permitted assigns, any rights or remedies under or by reason of this Agreement. Notwithstanding the foregoing, (i) each Law Firm is a third-party beneficiary of Section 13.19, (ii) the Buyer Indemnitees are third-party beneficiaries of Section 11.2, (iii) the Seller Indemnitees are third-party beneficiaries of Section 11.3, (iv) the Non-Recourse Parties are third-party beneficiaries of Section 13.20 and (v) the Released Parties are third-party beneficiaries of Section 11.7(b).

Section 13.6           Public Disclosure.

No communication, release or announcement to the public or to employees or others not directly involved in the negotiation or approval of this Agreement, any Ancillary Agreement or the Acquisition shall be issued or made by any Party without the prior consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), except as such communication, release or announcement may be required by Law or the rules or regulations of any U.S. or foreign securities exchange or similar organization, in which case the Party required to make the communication, release or announcement shall, to the extent permitted by Law or such rules or regulations, allow the other Party reasonable time to comment thereon in advance of such issuance, which comments the disclosing Party shall consider in good faith; provided, however, that each of the Parties may (i) disclose this Agreement, the Ancillary Agreements and the terms thereof (A) to their attorneys, advisors, representatives, members or investors in connection with the ordinary conduct of their respective businesses and (B) solely to the extent that, in the opinion of such Party’s counsel, such disclosure is recommended or necessary in connection with enforcing their rights and fulfilling their obligations under this Agreement or any Ancillary Agreement (so long in each case of the foregoing clauses (A), such Persons receiving this Agreement, the Ancillary Agreements or the terms thereof agree to, or are bound by contract or professional or fiduciary obligations to, keep the terms of this Agreement confidential and so long as the Parties shall be responsible to the other Party for breach of this Section 13.6 or such confidentiality obligations by the recipients of its disclosure) and (ii) make internal announcements to their respective employees that are consistent with the Parties’ prior public disclosures regarding the Acquisition after reasonable prior notice to and consultation with the other Parties. The press release announcing the execution and delivery of this Agreement shall not be issued prior to the approval of each of Buyer and Seller.

Section 13.7           Return of Information.

If for any reason whatsoever the Acquisition is not consummated, Buyer shall promptly return to Seller or destroy, at Buyer’s option, all books and records furnished by Seller or any of its Affiliates or any of their respective Representatives (including all copies, summaries and abstracts, if any, thereof), in each case, in accordance with the terms of the Confidentiality Agreement.

Section 13.8           Expenses.

(a)                Whether or not the transactions contemplated by this Agreement are consummated, except as otherwise expressly provided herein, including this Section 13.8, each of the Parties shall be responsible for the payment of its or any of its Affiliates’ own costs and expenses incurred in connection with the negotiations leading up to and the performance of its own obligations pursuant to this Agreement and the Ancillary Agreements, including the fees of any attorney, accountant, broker or advisor employed or retained by or on behalf of such Party.

(b)                All applicable filing fees payable to any Governmental Authority in respect of any filings under any Competition Law shall be borne 75% by the Buyer and 25% by the Seller.

Section 13.9         Disclosure Schedules.

The Disclosure Schedules, Schedules and Exhibits attached to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Any capitalized terms used in any Exhibit or Schedule or in the Disclosure Schedules but not otherwise defined therein shall be defined as set forth in this Agreement. Each representation and warranty of Seller set forth in this Agreement is made and given subject to the disclosures contained in the Disclosure Schedules, and neither Seller nor any of its Affiliates shall be, or deemed to be, in breach of any such representations and warranties (and no claim shall lie in respect thereof) in respect of any such matter so disclosed in the Disclosure Schedules. The representations and warranties of Seller and Buyer made as of a specified date shall be made only as of the date specified. Where only brief particulars of a matter are set out or referred to in the Disclosure Schedules or a reference is made only to a particular part of a document made available to Buyer, the full matter and full contents of the document are deemed to be disclosed; provided that a substantially complete copy of such document has been made available to Buyer. Inclusion of information in the Disclosure Schedules will not be construed as an admission that such information is material to the business, operations or condition (financial or otherwise) of the Business. The Disclosure Schedules have been arranged for purposes of convenience in separately titled Schedules corresponding to the Sections of this Agreement, however, each Schedule of the Disclosure Schedules shall be deemed to incorporate by reference all information disclosed in any other Schedule of the Disclosure Schedules to the extent it is reasonably apparent from the face of such disclosure that the disclosure of such matter is applicable to such Schedule of the Disclosure Schedules.

Section 13.10       Governing Law; Jurisdiction.

(a)           This Agreement and any Proceeding of any kind or any nature (whether at law or in equity, based in contract or in tort or otherwise) that is in any way related to this Agreement or the Acquisition, will be exclusively governed by and construed and enforced in accordance with the internal Laws of the State of Delaware, without giving effect to any Law or rule that would cause the Laws of any jurisdiction other than the State of Delaware to be applied. The Parties expressly acknowledge and agree that (a) the requirements of 6 Del. C. § 2708 are satisfied by the provisions of this Agreement and that such statute mandates the application of Laws of the State of Delaware to this Agreement, the relationship of the Parties, the Acquisition and the interpretation and enforcement of the rights and duties of the Parties hereunder and (b) the Parties have a reasonable basis for the application of the Laws of the State of Delaware to this Agreement, the relationship of the Parties, the Acquisition and the interpretation and enforcement of the rights and duties of the Parties hereunder. Seller shall cause the Seller Indemnitees, and Buyer shall cause the Buyer Indemnitees, to comply with the foregoing as though such Persons were a party to this Agreement.

(b)          Each of the parties irrevocably (I) consents to submit to the exclusive jurisdiction of the Delaware Court of Chancery (the “Chancery Court”) and any state appellate court therefrom located in the State of Delaware (or, only if the Chancery Court declines to accept jurisdiction over a particular matter, any state or federal court sitting in Wilmington, Delaware) in any action relating to the transactions contemplated by this agreement, (II) waives any objection to the laying of venue of any action related to the transactions contemplated by this agreement brought in such court, (III) waives and agrees not to plead or claim in any such court that any such action brought in any such court has been brought in an inconvenient forum, and (IV) agrees that service of process or of any other papers upon such party by registered mail at the address to which notices are required to be sent to such party under Section 13.1 shall be deemed good, proper and effective service upon such party.

Section 13.11       Counterparts; Execution.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic imaging means shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 13.12       Headings.

The heading references herein and the Table of Contents hereto are for convenience purposes only, do not constitute a part of this Agreement, and shall not be deemed to limit or affect any of the provisions hereof.

Section 13.13       Reserved.

Section 13.14       Severability.

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. Subject to Section 8.2(g), if any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof in any other jurisdiction.

Section 13.15       Waiver of Jury Trial.

EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER AT LAW OR IN EQUITY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR ANY ANCILLARY AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.15.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY, INCLUDING IN ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A CLAIM, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.15.

NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT OR IN ANY ANCILLARY AGREEMENT (OTHER THAN THE EQUITY COMMITMENT LETTER), EACH PARTY (on behalf of itself and any of its Subsidiaries, Affiliates, directors, officers, employees, agents and representatives but for the avoidance of doubt excluding the Buyer): agrees that it will not bring or support any Person in any proceeding before any Governmental Entity of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement.

Section 13.16       Specific Performance.

(a)           Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)          The Parties irrevocably acknowledge and agree that (i) irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions; (ii) the Parties will be entitled, in addition to any other remedy to which they are entitled at Law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof; (iii) the provisions of Section 13.8 are not intended to and do not adequately compensate the Seller one hand, or Buyer, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief; and (iv) the right of specific enforcement is an integral part of the transactions contemplated herein and without that right, neither the Buyer nor the Seller would have entered into this Agreement. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security. The Parties further agree that (x) by seeking the remedies provided for in this Section 13.16, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement, and (y) nothing set forth in this Section 13.16 shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 13.16 prior or as a condition to exercising any termination right under Article 12 (and pursuing damages after such termination in accordance with Article 12), nor shall the commencement of any Proceeding pursuant to this Section 13.16 or anything set forth in this Section 13.16 restrict or limit any Party’s right to terminate this Agreement in accordance with, and subject to, the terms of Article 12 or pursue any other remedies under this Agreement that may be available then or thereafter.

(c)           Except as provided in the Equity Commitment Letter, in no event shall the Seller or any of its Subsidiaries or Affiliates or any of their respective directors, officers, employees, agents and representatives be entitled to, or permitted to seek, specific performance against any of the Financing Sources relating to this Agreement or any of the transactions contemplated by this Agreement (but for avoidance of doubt without prejudice to any rights that the Buyer may have under any financing documents entered into with a Financing Source in connection with this Agreement or any of the transactions contemplated by this Agreement).

Section 13.17       Time of Essence.

With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

Section 13.18       Currency.

All payments made by Buyer pursuant to this Agreement shall be made in United States dollars.

Section 13.19       Waiver of Conflicts; Attorney-Client Communications.

(a)          The Parties acknowledge that Kirkland & Ellis LLP and Kirkland & Ellis International LLP is advising Buyer with respect to Third Party Financing matters. Except for the foregoing, each Party acknowledges that (i) one or more of the Transferred Entities and/or their respective Affiliates have retained the law firms listed on Schedule 13.19 (the “Law Firms”) and relied on the in-house legal advisors of Seller (together with the Law Firms, the “Legal Advisors”) to act as their counsel in connection with the transactions contemplated by this Agreement (including the negotiation, preparation, execution and delivery of this Agreement and related agreements, and the consummation of the transactions contemplated hereby or thereby) as well as other past and ongoing matters, (ii) the Legal Advisors have not acted as counsel for Buyer or any of its past, present or future Affiliates in connection with the Acquisition or this Agreement and (iii) no Person other than Seller, the Transferred Entities or their respective Affiliates has the status of a Legal Advisors client for conflict of interest or any other purpose with respect hereto as a result thereof. Buyer hereby (A) waives and will not assert, and will cause each of its controlled or controlling Affiliates (including, after the Closing, the Transferred Entities) to waive and not assert, any conflict of interest, solely as a result of the representation described in the first sentence of this Section 13.19(a), relating to the Legal Advisors’ representation after the Closing of Seller or its Affiliates (other than the Transferred Entities) in any matter arising out of the transactions contemplated by this Agreement (including the negotiation, preparation, execution and delivery of this Agreement and related agreements, and the consummation of the transactions contemplated hereby or thereby), including in any litigation, arbitration, mediation or other proceeding arising out of the transactions contemplated by this Agreement, and (B) consents to, and will cause each of its controlled or controlling Affiliates (including, after the Closing, the Transferred Entities) to consent to, any such representation, even though, in each case, (x) the interests of Seller or such Affiliates may be directly adverse to Buyer, the Transferred Entities or their respective Affiliates, (y) prior to the Closing, any Legal Advisor may have represented the Selling Companies, Transferred Entities or any of their respective Affiliates in a substantially related matter, or (z) any Legal Advisor may be handling other ongoing matters for Buyer, the Transferred Entities or any of their respective Affiliates.

(b)                Buyer agrees that, after the Closing, none of Buyer, the Transferred Entities or any of their Affiliates will have any right to access or control any of the Legal Advisors’ records or communications on, following or prior to the Closing between the Legal Advisors, on the one hand, and Seller and its Affiliates, on the other hand, to the extent relating to the Legal Advisors’ representation of Seller and its Affiliates with respect to the transactions contemplated by this Agreement (including the negotiation, preparation, execution and delivery of this Agreement and related agreements, and the consummation of the transactions contemplated hereby or thereby) on behalf of Seller or to the extent relating to the Retained Business (such records or communications, the “Attorney-Client Communications”), which will be the property of (and be controlled by) Seller. In addition, Buyer agrees that it would be impractical to remove all Attorney-Client Communications from the records (including emails and other electronic files) of the Transferred Entities and that any possession by Buyer or its Affiliates of any of the foregoing will not affect or alter the ownership thereof. Accordingly, Buyer will not, and will cause each of its Affiliates (including, after the Closing, the Transferred Entities) not to, use any Attorney-Client Communication remaining in the records of the Transferred Entities after the Closing in a manner that may be adverse to Seller or any of its Affiliates. Notwithstanding anything to the contrary herein or otherwise, in the event that a dispute arises between Buyer or its Affiliates, on the one hand, and a third Person other than a Party to this Agreement, on the other hand, after the Closing, Buyer and its Affiliates may assert the attorney-client privilege to prevent disclosure of confidential communications by the Legal Advisors to such third Person; provided, however, that Buyer and its Affiliates may not waive such privilege without the prior written consent of Seller.

(c)                Seller and Buyer agree that, to the extent permitted by Law, their and their respective Affiliates’ respective rights and obligations to maintain, preserve, assert or waive any or all attorney-client and work product privileges (and all other evidentiary privileges and the expectation of client confidence as to all Attorney-Client Communications) belonging to either Party with respect to the Business and the Retained Business (collectively, “Privileges”) shall be governed by the provisions of this Section 13.19. With respect to matters relating to the Retained Business or any Excluded Assets or Excluded Liabilities or any other matter that Seller has agreed to be responsible for after the Closing Date pursuant to this Agreement or any of the Ancillary Agreements, and with respect to all confidential information of Seller and its Affiliates (including, until the Closing, the Transferred Entities) relating to the sale of the Transferred Entities, Transferred Assets, Assumed Liabilities and the Business (other than information that is a Transferred Asset), Seller and its Affiliates shall have sole authority in perpetuity to determine whether to assert or waive any or all Privileges, and Buyer and its Affiliates (including, after the Closing, the Transferred Entities) shall take no action without the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed) that would reasonably be likely to result in any waiver of any Privilege that could be asserted by Seller or such Affiliate under applicable Law and this Agreement (in each case, except as provided for in the final sentence of Section 13.19(b)); provided that, notwithstanding the foregoing, without the prior written consent of Buyer (not to be unreasonably withheld, conditioned or delayed), none of Seller or its Affiliates shall waive any such Privilege other than in connection with the enforcement of Seller’s or its Affiliates’ rights or the defense of obligations under this Agreement. The rights and obligations created by this Section 13.19(c) shall apply to all confidential information, other than information that is a Transferred Asset, as to which Seller and its Affiliates, on the one hand, or any of the Transferred Entities, on the other hand, would be entitled to assert or has asserted a Privilege without regard to the effect, if any, of the transactions contemplated hereby (such information, “Privileged Information”). From and after the Closing, Buyer will not knowingly, and will cause each of its Affiliates (including, after the Closing, the Transferred Entities) not to knowingly take any action which would reasonably be expected to cause any Attorney-Client Communication to cease being a confidential communication or to otherwise lose protection under any Privilege, including waiving such protection in any dispute with a Person that is not Seller or any of its Affiliates. Furthermore, Buyer agrees, on its own behalf and on behalf of each of its Affiliates (including, after the Closing, the Transferred Entities), that in the event of a dispute between Seller or any of its Affiliates, on the one hand, and the Transferred Entities, on the other hand, arising out of or relating to any matter (other than the Third Party Financing) in which the Legal Advisors jointly represented both Parties, no Privileges will protect from disclosure to Seller or its Affiliates any Attorney-Client Communications.

Section 13.20       No Recourse.

Except as provided in the Equity Commitment Letter, all claims, obligations, liabilities or causes of action that may be based upon, in respect of, arise out of or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in connection with, or as an inducement to, this Agreement), may be made only against the entities that are expressly identified as Parties in the preamble to this Agreement, and only to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise). Except as set forth in the Equity Commitment Letter and except in the case of Fraud, no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor, Financing Source or other Representative of any of the Parties (the “Non-Recourse Parties” ) shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of either the Seller or Buyer under this Agreement (whether for indemnification or otherwise) or for any claim based on, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, or the transactions contemplated hereby (including any representation or warranty made in, in connection with, or as an inducement to this Agreement). The provisions of this Section 13.20, Section 13.16(c), Section 13.15 and Section 13.2 are intended are intended to be for the benefit of, and enforceable by, the Non-Recourse Parties, and each such Non-Recourse Party shall be a third-party beneficiary of this Section 13.20. Each Party hereby acknowledges and agrees that, notwithstanding anything to the contrary in this Agreement, none of the Financing Sources shall have any liability to the Seller or its Affiliates if they breach or fail to perform (whether willfully, intentionally, unintentionally or otherwise) any of their obligations under the Third Party Financing.

IN WITNESS WHEREOF, the Parties have executed or caused this Agreement to be executed as of the date first written above.

HUNTSMAN INTERNATIONAL LLC

By:	/s/ Philip Lister
	Name:	Philip Lister
	Title:	Executive Vice President and Chief Financial Officer

IN WITNESS WHEREOF, the Parties have executed or caused this Agreement to be executed as of the date first written above.

ARCHROMA OPERATIONS S.À. R.L.

By:	/s/ Thomas Bucher
	Name:	Thomas Bucher
	Title:	Manager A

By:	/s/ Silke Wischeropp
	Name:	Silke Wischeropp
	Title:	Attorney

ARCHROMA GERMANY GMBH

By:	/s/ Thomas Bucher
	Name:	Thomas Bucher
	Title:	Managing Director

By:	/s/ Silke Wischeropp
	Name:	Silke Wischeropp
	Title:	Managing Director

SKES INVESTMENT 2 S.À. R.L.

By:	/s/ Jerome Truzzolino
	Name:	Jerome Truzzolino
	Title:	Authorized Signatory and Manager